FILE NO. 82-34745

ATCO

News Release

BEST AVAILABLE COPY

ATCO LTD.
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
April 11, 2007

07023584

ATCO Ltd. Declares Quarterly Dividend

CALGARY, Alberta – The Board of Directors of ATCO Ltd. [illegible] the following quarterly dividends:

SUPPL

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2007)	Payment Date (2007)
Class I Non-Voting	ACO.X	0.22	13-Jun	30-Jun
Class II Voting	ACO.Y	0.22	13-Jun	30-Jun
5.75% Series 3	ACO.PR.A	0.359375	09-May	01-Jun

These dividends are eligible dividends for Canadian income tax purposes.

ATCO Ltd., an Alberta based, worldwide organization of companies with assets of approximately $7.7 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services. More information about ATCO Ltd. can be found on its website www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

BEST AVAILABLE COPY

dw 5/17

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainities and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

ATCO

FORM OF PROXY ATCO Ltd.

This form of proxy is solicited by the management of ATCO Ltd. for the annual meeting of shareholders to be held on Thursday, May 10, 2007.

The undersigned holder of Class II Voting Shares of ATCO Ltd. (the "Corporation") hereby appoints R.D. Southern, Chairman of the Board, or, failing him, N.C. Southern, President & Chief Executive Officer, or, instead of either of the foregoing, ______________________________ as proxyholder of the undersigned to attend and act on behalf of the undersigned at the annual meeting of shareholders of the Corporation to be held on May 10, 2007, and at any adjournment thereof, and instructs the proxyholder:

1. To vote upon the election of the proposed nominees named in the management proxy circular for the meeting as directors of the Corporation

   VOTE FOR ☐ **or** **WITHHOLD VOTE** ☐

2. To vote upon the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation

   VOTE FOR ☐ **or** **WITHHOLD VOTE** ☐

3. To vote upon a resolution to amend, subject to receiving all required approvals from the Toronto Stock Exchange, the stock option plan of the Corporation

   VOTE FOR ☐ **or** **VOTE AGAINST** ☐

If no choice is specified, the proxyholder shall vote in favour of the matters set out above.

____
Shareholder's Signature

____
Date

Please see overleaf for voting options

VOTING BY REGISTERED SHAREHOLDERS

If you are unable to attend the meeting in person, you may vote in **one** of the following ways:

BY MAIL

- This form of proxy is for the use of holders of Class II Voting Shares of the Corporation.
- **A SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN ANY PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING.** This right may be exercised either by striking out the names of the persons designated in this form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy.
- This form of proxy should be dated and must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. If this form of proxy is not dated, it is deemed to bear the date on which it is mailed by management of the Corporation.
- This form of proxy confers discretionary authority in respect of amendments to matters identified in the notice of the meeting and any other matters that may properly come before the meeting.
- This form of proxy should be completed, signed and returned to CIBC Mellon Trust Company in the prepaid envelope provided or mailed to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1.

BY FAX

- You may fax your completed form of proxy (please fax both sides) to CIBC Mellon Trust Company:

  Within Canada and the U.S. on **1-866-781-3111**
  Outside North America on **(416) 368-2502**

BY PHONE

- Phone toll free **1-866-271-1207** and follow the voice prompts. You will need to enter the 13 digit Control Number located in the left-hand corner below in order to enter your voting instructions.

BY INTERNET

- Access **www.eproxyvoting.com/atco** and follow the prompts. You will need to enter your 13 digit Control Number located in the left-hand corner below in order to enter your voting instructions.

Please note that all votes cast by registered shareholders must be received by CIBC Mellon Trust Company not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 8, 2007.

Your Control Number for validation when voting by phone or via the internet is:

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. (the "Corporation") will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 10, 2007, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2006, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to approve, subject to receiving all required approvals from the Toronto Stock Exchange, amendments to the stock option plan of the Corporation; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

Holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person may vote by proxy. A form of proxy should be completed and returned in the prepaid envelope provided to CIBC Mellon Trust Company, to be received by ATCO Ltd., c/o CIBC Mellon Trust Company, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 8, 2007.

Alternatively, registered shareholders may submit a form of proxy by fax, telephone or via the internet. Instructions are set out on the reverse of the form of proxy and are contained in the Management Proxy Circular.

By order of the Board of Directors.

[Original signed by P. Spruin]

P. Spruin
Corporate Secretary

Calgary, Alberta
March 1, 2007

ATCO GROUP IS A DIVERSIFIED, CANADIAN BASED, INTERNATIONAL GROUP OF COMPANIES

ATCO GROUP

ATCO LTD. ANNUAL REPORT 2006

BUILDING ON SUCCESS
Innovation pursued

A WORLD OF OPPORTUNITIES
Recruitment, safety top priorities

SIXTY YEARS OF GROWTH
ATCO Structures managing intense activity



ATCO
GROUP

60TH ANNIVERSARY
SPECIAL INSERT

Five Year Total Return on $100 Investment


$260
$220
$180
$140
$100
$60
TOTAL 2006 RETURN ON ATCO SHARES:
ATCO CLASS I 25.9%
ATCO CLASS II 27.5%
CLASS I NON-VOTING
CLASS II VOTING
S&P/TSX COMPOSITE
2001
2002
2003
2004
2005
2006

ATCO Share Ownership

It is important for prospective owners of ATCO shares to understand that ATCO is a diversified group of companies principally controlled by Sentgraf, a Southern Family holding company.

It is also important for present and prospective owners to understand that the ATCO share registry has both non-voting and voting common shares.

	COMPOUND GROWTH RATE	CUMULATIVE RETURN
Class I Non-Voting	19.4%	$243
Class II Voting	19.2%	$241
S&P/TSX Composite	13.1%	$185

The graph compares the cumulative share owner return over the last five years on the Class I Non-Voting and Class II Voting shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX composite index.

Chairman's Letter to Share Owners

BY R.D. SOUTHERN

In the years since our founding 60 years ago, ATCO Group has consistently represented solid performance with a record of quality service and products, customer satisfaction, an excellent safety record, and good returns for our investors.



There have, of course, been many changes from our modest beginnings, but to comprehend the significance and impact of ATCO Group today, I am compelled to the view that the renewal of family leadership through three generations, with their founding beliefs, philosophies and fundamental attitudes toward commerce, have served us well.

It probably is not for me to say, but ATCO has become a corporation of much national pride and considerable international acclaim... while, at home, our company is still truly admired and respected by the people of Alberta, with representation and opportunities in almost every hamlet, town and city throughout our home province, the Yukon, Nunavut and the Northwest Territories. Indeed, when added to our other markets in Canada and the world, the future holds much promise for our endeavours in the years ahead.

Our President's letter, together with a detailed reading of this Report, will give you a better understanding of our people's devotion and commitment to our founding principle of "Excellence" and, because of our trans-generational culture, each of our Executives brings a sense of responsible ownership to steer our companies across business cycles. They have worked hard to create our present financial strength which allows us to respond to the many opportunities unfolding for our companies in our core market areas.

On behalf of our Share Owners and the many constituencies we serve, I would like to thank, in the most genuine way possible, our Directors, whose commitment has given us this trans-generational success. They have applied their knowledge and experience with distinction to their oversight responsibilities and our value creation strategies. Individually and collectively, they are a great asset of which all our people and all our investors can be proud.

... And... on behalf of our Board of Directors, may I sincerely compliment the some 7,000 people who make up our company for their talents, competencies, spirit and dedication, in making 2006 such an outstanding year of success and progress... well done... well done!

Respectfully submitted,



R.D. Southern

CHAIRMAN OF THE BOARD

GENERAL INFORMATION:

INCORPORATION
ATCO Ltd. is incorporated under the laws of the Province of Alberta.

ANNUAL MEETING
The Annual Meeting of Share Owners will be held at 10:00 a.m. M.D.T. Thursday, May 10, 2007 at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta

AUDITORS
PricewaterhouseCoopers LLP
Calgary, Alberta

COUNSEL
Bennett Jones LLP
Calgary, Alberta

TRANSFER AGENT AND REGISTRAR
Class I Non-Voting and
Class II Voting Shares and
Series 3 Preferred Shares
CIBC Mellon Trust Company
Calgary/Montreal/Toronto/Vancouver

STOCK EXCHANGE LISTINGS
Class I Non-Voting Symbol ACO.X
Class II Voting Symbol ACO.Y
5.75 per cent Cumulative Redeemable Preferred Shares, Series 3 ACO.PR.A
Listing: The Toronto Stock Exchange

ATCO GROUP ANNUAL REPORTS
Annual Reports to Share Owners and Management's Discussion and Analysis for ATCO Ltd. and Canadian Utilities Limited are available upon request from:

ATCO Ltd. & Canadian Utilities Limited
Corporate Office
1400, 909 – 11th Avenue SW
Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500
Website: www.atco.com

SHARE OWNER INQUIRIES
Dividend information and other inquiries concerning shares should be directed to:

CIBC Mellon Trust Company
Stock Transfer Department
600 The Dome Tower
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1
Telephone: 1-800-387-0825
Website: www.cibcmellon.com

Printed in Canada



President's Letter

BY NANCY C. SOUTHERN

Dear Share Owners,

We had a remarkable year in ATCO Group improving our 2006 total earnings per share by 40 per cent over 2005 and, at the same time, experiencing favourable growth throughout all facets of our enterprise. Much of this was due to the world's commodity driven economy which indeed provided our company with an economic environment that exceeded our expectations.

You will notice in our financial statements that our utility companies' earnings do not appear as robust as our other segments. This is a direct result of low interest rates which are the basis for the Alberta Energy and Utilities Board's determination of its utility rate of return.

In simplified terms, the Alberta Energy and Utilities Board uses a formula that is based on the November forecast of the yield on long term Government of Canada bonds. Each year, this formula automatically adjusts for changes in the forecast. When this formula was first introduced in 2004, the forecast yield on the long term bonds was 5.68 per cent; since then it has decreased steadily to 4.78 per cent in 2006 and 4.22 per cent in 2007. This reduction has translated into a corresponding decline in the utility rate of return: from 9.60 per cent in 2004 to 8.93 per cent in 2006 and 2007 will see a further reduction in the rate of return – to 8.51 per cent.

This formula is applied on an industry wide basis. Therefore, with the support of other utility companies, we have initiated discussions with the Alberta Energy and Utilities Board to explore the possibility of a less punitive formula.

The positive offset to the rate of return for our utilities is our unprecedented growth required to meet Alberta's infrastructure demands.

Our 2006 capital investment in ATCO Gas, ATCO Pipelines, and ATCO Electric was $500 million and our outlook over the next year is for a further $650 million of investment that will be required of all our regulated companies.

These capital expenditures will be primarily for new electrical transmission to support the growth in oilsands and heavy oil projects, as well as natural gas distribution hookups to new homes which will accommodate the population expansion in Alberta.

Provincial growth has also impacted our company's power generation business as excess supply of power has decreased thereby increasing the price per megawatt available to generators.

Coincidentally, in the United Kingdom, this same tightening of power supply is also occurring, producing higher margins for our 25 per cent share of the 1,000 MW gas fired, combined cycle Barking power plant.

We think these conditions will continue throughout our international power generation markets, and we expect the development of new power projects to be on the horizon. This will allow us to capitalize on our well developed plans for clean generation opportunities. The caveat, however, will be the final outcome of environmental legislation and regulation in Canada, the United Kingdom, and Australia.

Led by ATCO Midstream, our Global Enterprises business group realized record performance in 2006. Frac spreads, gas throughput on our system and storage differentials all contributed to ATCO Midstream's performance.

ATCO Structures utilized almost 100 per cent of our manufacturing capacity throughout the year in Canada, the United States, and Australia. The only exception to this was our Chilean plant, however we remain optimistic with regards to future mining opportunities requiring workforce housing in Peru, Chile, and Argentina.

Continuing our asset optimization program launched in 2002, ATCO Ltd. sold a downtown block of property in Calgary capturing an $11.7 million after tax gain. The company had held this property since 1974. Total after tax profits from the optimization program are $75 million during 2002-2006.

While 2006 delivered strong earnings, our Directors and Officers remain aware that many of our principal operating subsidiaries are cyclical in nature and results may fluctuate considerably in the future.

The heated Alberta and world markets continue to put stress on human resources and materials availability. Potential staffing shortfalls are being addressed with the implementation of a comprehensive global recruitment strategy designed to complement our current workforce.

We have increased focus on our project controls and operational efficiencies to proactively manage equipment, supplies, and labour costs. We are also continuing to improve on our operating procedures and processes to validate the accuracy of our real time information flow and due diligence competencies.

Our overarching preferred strategy for ATCO Group is to continue improving the strong balance sheet we have created. Our growing capacity will allow us to invest more in our existing activities and give us the flexibility to act on other opportunities such as a bolt on accretive acquisition during an economic downturn.

The diversity of our enterprise has proven to be a successful model. It has the merit of stable utility earnings while, at the same time, stimulating our workforce to remain close to our customers and continue to develop profitable new products and services in our non-regulated divisions.

Business is still about people. It is what we believe gives us our competitive advantage. We have a great company that is made so by 7,000 men and women who each and every day bring determined commitment and strong basic values of loyalty and integrity to their work.

I also want to recognize and extend my heartfelt appreciation to our Board of Directors for their wise counsel on our strategies and their dedication to excellence in our corporate governance. They remain ever mindful of their duties to protect and bring fair-minded judgment for both majority and minority share owners.

Finally, I hope you will join me in congratulating our Chairman on ATCO Group's 60th birthday. He, along with his father, S.D. Southern, and the talented and dedicated men and women who have followed them, have created an enterprise of excellence based on basic family values, which continues to deliver outstanding compounding value for the owners of our shares.

Thank you!

Sincerely,

N.C. Southern

N.C. Southern
PRESIDENT & CHIEF EXECUTIVE OFFICER



OVERVIEW

ATCO Group

DIVERSITY DELIVERS RECORD RESULTS FROM OPERATIONS

Building on past company themes focused on "operational excellence" while leveraging and executing to well-defined external and internal strategies, the more than 7,000 people of ATCO delivered exceptional performance.

On the eve of the corporation's 60th anniversary, 2006 was a year of intense — but well managed — activity. ATCO delivered for existing customers and built new business, especially in its home base of Alberta, where economic growth remains the most sustained in Canadian history.

Managing the challenges and opportunities of growth resulted in a record year for ATCO Group and its companies in 2006.

PHOTO:
ATCO Structures provided innovative housing for athletes participating in the 2007 Canada Winter Games in Whitehorse, Yukon. After the Games, the facility will be retrofitted into apartments to be used as permanent housing for local residents.

Record results were achieved across multiple companies and different sectors, showcasing the diversity of the corporation, the companies within its three business groups, and the opportunities available worldwide.

Processes were continuously refined; innovation relentlessly and diligently pursued. Tremendous energy was focused on leveraging existing resources, and adding new ones, effectively and efficiently.

Retention and recruitment were critically important — and merited special attention — as ATCO sought to remain the employer of choice in the communities and regions where its business is conducted around the world.

Share owners benefited, and so did the communities where our people work, live, and contribute to improving the quality of life. ATCO, its companies, and especially its people, took their social responsibility to heart, supporting hundreds of community, educational, and charitable initiatives across a wide range of sectors.

Workplace safety was also at the forefront, as was environmental protection, from the restoration of contaminated sites to investing in leading-edge research designed to reduce energy use and the resulting emissions.

Following is an overview of all ATCO companies, the opportunities seized, the challenges faced, and the results of their efforts.



ATCO's Utilities Business Group includes the regulated operations of ATCO Gas, ATCO Pipelines, ATCO Electric, Yukon Electrical Company, Northland Utilities Enterprises, CU Water and non-regulated ATCO Utility Services.

How did Alberta's strong economy impact the Utilities Group?

"More than 35,000 new utility service installations demonstrate just how busy ATCO Gas and ATCO Electric were in 2006. We have not seen this level of growth since the 1970s.

In Calgary alone ATCO Gas installed nearly 97,670 metres of pipes, including feeder mains, main extensions and new subdivisions. It was a similar story across the province as ATCO Gas spent almost $170 million repairing, maintaining and growing a natural gas distribution system that now stretches almost 36,000 kilometres.

ATCO Electric, with its vast service territory which covers almost two-thirds of the province, had a record capital expenditure year. ATCO Pipelines completed a record program in 2006, where 14 receipt and delivery stations were constructed to provide new natural gas transportation service to gas producers, industrial and core customers; 164 kilometres of new pipeline was installed, and existing pipelines had to be relocated to accommodate municipal roadway and highway construction."

How could you handle all that work, while delivering natural gas and electricity to more than one million customers?

"Managing growth wisely is a challenge, so we, much like other ATCO Group companies, have relentlessly pursued operational excellence. We know we must change to ensure success in the current business environment where resources, especially people, are stretched.

We have changed the way we plan, resource and build new power lines. We have added new people to support project management in distribution, engineering and construction. We have increased training and are implementing innovative ways, including new technologies to improve efficiency."

Give me an example?

"The new Meter Shop, Electronics, Instrumentation and Distribution Centre facility in Edmonton where 100,000 meters can be processed annually is proof that ATCO Gas is a centre of excellence and innovation in gas measurement and metering technologies.

Siegfried Kiefer

Managing Director,

UTILITIES GROUP

Replacing four buildings built in the late 1940s and early 1950s, the new shop will allow us to better handle increasing amounts of work. Electronic tracking speeds up operations in the warehouse area. Hydraulic dock levelers and power pallet jacks improve safety and efficiency in the loading area.

Work flow efficiencies to manage future meter repair volumes and technology changes will contribute to lower operations and distribution costs."

What impressed you the most during the year?

"First, the Utilities Group had a record year in terms of workplace safety, which is a true testament to our commitment to excellence in this area.

Secondly, we were able to maintain exceptional customer service. ATCO I-Tek was awarded the 2006 Highest Customer Satisfaction Award in the North American energy sector for its operation of the ATCO Gas and ATCO Electric distribution call centres. The Service Quality Measurement Group Inc. measured and evaluated performance and customer satisfaction at more than 260 North American call centres, so to be judged the best in providing customer satisfaction in our industry was especially rewarding for our people."

Are you having trouble recruiting quality people?

"Our goal is to be an employer of choice. We realize we just can't always find more trained people so we have looked at how we do work, refining processes wherever possible. We are engaged in many different programs to get the quality people we need, although recruitment is a major challenge that takes constant effort.

One major factor in our favour is that people enjoy working with us. More than 80 per cent of ATCO Electric's people are satisfied with their current job and feel they have opportunities to learn and grow. As important, almost 90 per cent of employees are likely to recommend ATCO Electric as an employer. Word of mouth is great advertising, especially when supported by our efforts outside the workplace to contribute to the quality of life in the communities we serve."

Regulation is important to your business? How is that affecting ATCO Utilities?

"After the changes that occurred in the utility industry in Alberta over the last 10 years (deregulation of electric generation, reorganization of natural gas transmission and distribution, separation of the retail function), we expected the regulation of "pipes and wires" to become simpler and more efficient. We do not believe this objective has been achieved and we are continuing to address some significant issues with the regulator. This is occurring at a time when everyone is so busy coping with growth in Alberta, including the regulators.

In this market we need to have an understanding of the principles behind the decisions made by the regulators. Given the need to accommodate growth, to make record levels of investment, and to provide fair returns to all our investors we are focused on working with the regulator to develop core concepts of principled regulation to improve the regulatory climate in Alberta."



UTILITIES GROUP

The strong Alberta economy led to record levels of capital expenditure as the Utilities Group kept pace with growth not witnessed since the 1970s.

PHOTO:
ATCO Gas employee Sheldon Wicks working in a trench for a natural gas pipeline installation.

ATCO GAS

ATCO Gas dates back to the discovery of natural gas near Bow Island in 1883. The Canadian Western Natural Gas, Light, Heat and Power Company Limited provided service in 1911 in Calgary. In 1923, Northwestern Utilities Limited began service in Edmonton. In 1998, the two gas companies, Canadian Western Natural Gas and Northwestern Utilities merged and two separate, province-wide gas distribution and transmission businesses — ATCO Gas and ATCO Pipelines began operations.

In 2006, ATCO Gas employed 1,756 people, including engineers, accountants, distribution operators, meter readers, technologists and clerical employees.

In part, due to Alberta's booming economy, capital expenditures doubled from five years ago to almost $170 million as the company maintained and expanded its extensive natural gas delivery system consisting of 35,935 kilometres of pipeline.

Resources were directed to growth in both urban and rural areas, including natural gas mains replacements

and new service installations in cities and towns bursting at the seams.

An additional 30,279 customers were added to the provincial system in 2006, bringing the total to 969,877 throughout Alberta.

Calgary's economy was a magnet for Canadians migrating to Alberta in unprecedented numbers. With about 70 new residents moving to the city each day, nearly 97,670 metres of pipes were installed in Calgary alone, including feeder main, main extensions and new subdivisions, with crews completing 10,649 new service installations.

Employees completed 621,676 jobs at 592,256 service calls. These jobs included equipment and appliance inspections, meter installations and moves, emergency response to gas odours and carbon monoxide calls, and requests to re-light appliances.

New facilities were added as well. The company officially opened two new operation centres — one in Black Diamond and another in Brooks — to better meet the needs of these growing communities. Also, staff moved into a new, state-of-the-art 55,000-square-foot Meter Shop, Electronics, Instrumentation and Distribution Centre (MEID) in Edmonton's west end.

ATCO Gas relies on its 165 franchise agreements with municipalities to deliver natural gas to area residents. As part of the standard Alberta Urban Municipalities Association franchise template, ATCO Gas pays the town or city a franchise fee. ATCO Gas then bills retailers, who in turn bill customers. In 2006, 16 franchises were renewed, including Red Deer, Fort McMurray, Jasper and St. Albert. Negotiations are ongoing in Strathcona County (Sherwood Park).

As part of ATCO Gas' commitment to customer service, a pilot project began in 2006 to register meter reading functions in both Edmonton and Calgary with the International Organization for Standardization (ISO).

The rigorous ISO 9001:2000 standard is all about quality management — what ATCO Gas does to enhance satisfaction by meeting customer and regulatory requirements and continually improving its performance.

In March 2006, more than 50 employees were seconded to quality improvement teams. Each team was tasked with developing one of the 26 work processes that will be part of the meter reading quality management system manual.

DID YOU KNOW?

ATCO Gas has 165 franchise agreements with municipalities across Alberta to deliver natural gas to area residents.

ATCO GAS PAYS THE TOWN OR CITY A FRANCHISE FEE WHICH ALLOWS THE COMPANY TO DELIVER GAS WITHIN THE COMMUNITY'S BOUNDARIES. ATCO GAS THEN BILLS NATURAL GAS RETAIL COMPANIES FOR THE GAS DELIVERED, AND THEY IN TURN BILL CUSTOMERS DIRECTLY.

PHOTO:
ATCO Gas employees are trained in formal quality management systems at the Meter and Instrument Shops and the Gas Specification Management Lab.


MEID
01

By documenting these processes, most of which are already in place, ATCO Gas will meet the requirements of the ISO 9001 standard.

The work has been in determining the processes associated with meter reading, documenting them, training the affected employees and implementing the new processes. More than 7,500 hours will have been put in by employees when this project concludes.

The project offers a number of benefits, including: meter reading roles and responsibilities that are better defined; standardized documentation for Calgary and Edmonton; comprehensive training packages; and, improved communication among meter reading groups.

ATCO Gas already has formal quality management systems in place in the Meter and Instrument Shops and the Gas Specification Management Lab. Going the next step into the meter reading function will add the provision of the billing function to the formal quality management systems.

"Obtaining this ISO registration means our meter reading function will achieve standards of quality that are recognized and respected throughout the world. It is further demonstration to customers, the Alberta Energy and Utilities Board, the board of directors and our employees, that we are experts at what we do," explains Jerome Engler, President, ATCO Gas.

ATCO Gas creates shareowner value by growing its business and providing customers with the safe and reliable delivery of natural gas. ATCO Gas is regulated by the Alberta Energy and Utilities Board (AEUB), which approves rates for services and approves capital expenditures. ATCO Gas' delivery charge remains the lowest in Canada.

In 2006, ATCO Electric employed 1,088 people, adding 142 new positions during the year.

CU WATER

CU Water owns and operates 153 kilometres of water transmission line from Sherwood Park to Kinsella, Alberta. In addition to serving communities along the transmission line, approximately 137 kilometres of distribution lines serve rural subdivisions and intense livestock operations.

In 2006, the company extended the main water line from Viking to the hamlet of Kinsella. Forty three customers were added in 2006.

CU Water applied to the Alberta Energy and Utilities Board for a rate increase, which included increases for the Highway 14 Regional Water Services Commission and Strathcona County. The board approved half of CU Water's increase, effective December 2006, and the other half effective July 2007.

The company continues to work on an agreement to supply water to Camrose County, southeast of Edmonton.

ATCO ELECTRIC

Whether it's Jasper, with its rugged and mountainous terrain, the windswept grasslands of Stettler, or the isolated community of Fort Chipewyan in northern Alberta, ATCO Electric delivers electric energy to towns and cities, farms, oil and forestry companies, First Nations and Métis settlements in 245 Alberta communities — an area covering almost two-thirds of the province.

ATCO Electric was first established as Midwest Utilities Limited in 1927. In 1928, the name changed to Canadian Utilities Limited and in 1971, to Alberta Power Limited. Rebranded in 1999, ATCO Electric is headquartered in Edmonton, Alberta.

The company builds, operates and maintains more than 67,800 kilometres of transmission and distribution power lines and operates an additional 12,000 kilometres of distribution power lines on behalf of Rural Electrification Associations (REAs).

In 2006, ATCO Electric employed 1,088 people, including engineers, accountants, line crews, servicemen, technologists and clerical employees.

ATCO Electric is experiencing record levels of capital work in the distribution business. Subject to final assignment by the Alberta Electric System Operator and the AEUB, transmission operations are in the planning stages of new $400 million electric transmission projects in northwestern Alberta.

PHOTO:
ATCO Electric serviceman, Laurent Beaulieu, is shown working on a power pole near Grande Prairie, Alberta.



And while growth creates great opportunity, managing growth wisely is a challenge. It's why the company implemented a number of changes in 2006 so it can continue to succeed in this new operating environment.

ATCO Electric changed the way it plans, resources and builds new lines. New employees were hired to support project management in distribution, engineering and construction.

The goal is to ensure we have the right people in the right jobs, backed with training. In April 2005, ATCO Electric registered with the North American Electric Reliability Council (NERC) as a Transmission Operator. As a Transmission Operator, ATCO Electric must comply with reliability standards, including one that requires employees responsible for the operation of the transmission system to be NERC certified. Fifteen ATCO Electric employees in Vegreville have attained certification confirming they adhere to the highest standards for transmission operators in North America.

"It's a voluntary organization whose standards are recognized and followed throughout North America. It's also about operational excellence, our goal to be best in class," says Doug Smeall, Manager, System Operations.

One of ATCO Electric's long-term goals is to retain and grow its vast service area, and continue to offer value and service to our customers, who remain at the centre of all operations.



ATCO Electric has four types of customers — residential, farm, commercial and industrial. Each customer group is important, and progress is monitored through an annual customer satisfaction survey.

Overall satisfaction with ATCO Electric has improved for all customer groups with 86 per cent of customers indicating they are satisfied overall. Ninety per cent of customers also have a positive impression of the company overall.

The vast majority of our customers believe ATCO Electric provides excellent customer service and is easy to do business with.

More than eight in ten ATCO Electric customers give the company top marks for caring about public safety, and 85 per cent believe it operates in a safe manner. More than 80 per cent see the company as dependable, while eight in ten say ATCO Electric is a company they can trust.

ATCO Electric also operates and maintains about 12,000 kilometres of line in 28 of the 30 member owned REA's located within our service area.

Within these overlapping areas, both the ATCO Electric and REA-owned distribution systems are interconnected and both deliver energy to customers/members.

Of the 30 associations, 27 have extended their operating agreements with ATCO Electric for another five years and we will begin renewal negotiations with another in 2007. The remaining two REAs do not contract with ATCO Electric for services.

In 2006, ATCO Electric hosted its fourth annual REA conference. This conference included workshop sessions about REA member/retailer terms and conditions and system operational forecasts, farm safety and a presentation by the Alberta Electric System Operator.

"Although the REAs in our service area only have about 11,500 members, their influence is quite significant. The conference is a chance to discuss operating agreements, utility issues and even farming topics. From our perspective, it's a key opportunity to really build on the relationships that we have with the REA officers and directors," explains Todd Grayson, Supervisor, Customer Services.



PHOTO:
Jeff Hebert, ATCO Electric serviceman at a farm near Forestburg, Alberta.

The history of ATCO Electric's relationship with Aboriginal communities has also evolved over many years. Recently, the company cemented its resolve to work with Aboriginal communities to better understand their cultures and how to help balance the traditional lifestyle with operational needs.

ATCO Electric's project experience culminated in an Aboriginal Policy which was revised in 2006. Comprised of four key principles, each has specific commitments that must be evident in the way ATCO Electric conducts its day-to-day business:

- The company is committed to consulting all interests/ affected groups and further committed to making every reasonable effort to address Aboriginal concerns.
- Employees understand and meet the needs and interests of the communities they serve.
- The company believes it is good business practice to have its workforce reflect the diverse range of customers and communities it serves.
- The company is committed to mutually beneficial commercial relationships with local suppliers and contractors.

As a further commitment to strengthening relationships, ATCO Electric formed an Aboriginal Relations Group in the spring of 2006 to provide cultural expertise and support. In addition, all ATCO Group companies now have access to a local employee who serves as a single point of contact within each community. This allows the community to have a regular contact with one ATCO representative.

ATCO Electric continues to build close and meaningful ties with the Aseniwuche Winewak Nation in Grande Cache, through participating in cultural awareness programs, ceremonies, consulting with, and engaging the chief and council on a regular basis.

The Yukon Electrical Company Limited

The Yukon Electrical Company Limited, the longest serving ATCO company, has provided electrical service to Yukoners since 1901, when it started business using a wood-fired horizontal piston steam engine.

Today, the company employs 55 people, most of whom are located in Whitehorse. Yukon Electrical serves 14,900 customers in 19 communities across the Yukon and northern British Columbia, and continues to upgrade its diesel plant fuel storage and delivery systems. The company owns 1,700 kilometres of distribution line in the Yukon.

Yukon Electrical completed many significant projects including removing old poles in downtown Whitehorse and converting existing 12-kV and 35-kV overhead wires to underground utilities.

Northland Utilities Enterprises Ltd.

Northland Utilities (NWT) began serving its customers in Hay River, N.W.T. in 1951, when it began operations with only 96 customers. Today, with about 10,400 customers throughout the Northwest Territories, it is part-owned (14 per cent) by the Denendeh Development Corporation, representing the First Nation communities of the Akaitcho, Deh Cho, Gwich'in, Sahtu and Tlicho and (10 per cent) by the Arctic Energy Investors Group Ltd.



ATCO Pipelines completed a record capital program in 2006 of almost $100 million.

Today, Northland Utilities (NWT) owns 100 kilometres of transmission line and 500 kilometres of distribution line in the Northwest Territories.

Work is underway by Northland Utilities (Yellowknife) on one of the most significant conversion projects in Canada. The company is converting the distribution system in Yellowknife to 25 kV — a project spanning eight years that will consist of three 25 kV substations and twelve 25 kV feeders. The system serves 7,700 customers with a peak load of approximately 30 MW.

Benefits of the conversion project will include improved safety, reliability and system power quality; increased system capacity; reduced operating costs; and reduced system line losses.

ATCO PIPELINES

ATCO Pipelines operates a natural gas pipeline system of 8,419 kilometres connecting producers with Alberta markets and providing interconnections with all major pipeline systems that export gas out of the province. With this significant infrastructure, ATCO Pipelines is well positioned to provide shippers access to markets of their choice.

ATCO Pipelines is a significant player in the gas transportation industry with on-system receipts exceeding 1.3 billion cubic feet (bcf) per day and peak delivery of 3.7 bcf per day. Customers can access the markets of their choice through ATCO Pipelines' innovative, flexible and cost-effective transportation solutions.

The high level of natural gas development activity in the northwest foothills area of Alberta continued in 2006. ATCO Pipelines commenced construction of a major new receipt point and pipeline capacity upgrade on its Jasper transmission line near Hinton. When completed in early 2007, this new interconnection along with the pipeline upgrade will provide incremental capacity of 50,000 gigajoules (GJ) per day to new firm service receipt customers. The new receipt point and upgraded capacity are fully contractually underpinned by new service agreements.

PHOTO:
ATCO Pipelines, with approximately 300 employees, operates a natural gas pipeline distribution system of 8,419 kilometres of pipe in Alberta.

The replacement of 106 kilometres of the Grande Cache transmission pipeline initiated in 2005 was completed in 2006. Additional capacity in the new line afforded the accommodation of Transportation by Others (TBO) volumes from NOVA Gas Transmission Ltd. avoiding the competitive by-pass of ATCO Pipelines' facilities by producer volumes in the Grande Cache area. Regulatory approval of the TBO arrangement was received from the Alberta Energy and Utilities Board in September 2006.

ATCO Pipelines completed several projects in 2006 to ensure security of supply to its core and industrial delivery customers. A new pipeline was constructed from the Wildwood compressor station to the Paddle River transmission line to increase supply capacity to customers in the growing Edmonton area. A compressor upgrade was completed at the Thomas Lake compressor station to increase supply capacity to customers in the Lloydminster area. ATCO Pipelines also upgraded control facilities at Penhold, South Calgary, and the Edmonton Ethane Extraction Plant to ensure proper control of gas supplies for customers.

ATCO Pipelines completed a record capital program in 2006 of almost $100 million. Fourteen receipt and delivery stations were constructed to provide new natural gas transportation service to gas producers and industrial customers. One hundred and sixty four kilometres of pipeline were installed and existing pipelines were relocated to accommodate municipal roadway and highway construction at specific locations throughout Alberta. Lastly, improvements were made to parts of the 8,419 kilometre pipeline system and 1,800 meter locations to increase capacity and improve efficiency and security.


Q
A

Dick Walthall

Managing Director,

POWER GENERATION GROUP

What were the major accomplishments of Power Generation in 2006?

"The Power Generation Group had a better year in 2006 compared to 2005, due mainly to higher power prices and favourable market conditions, especially in Alberta and the United Kingdom. Our assets performed well. We focused intense effort on ensuring plant availability to have the power available when it was required. Investments in training, while constantly reviewing and monitoring operations, delivered results.

A record year in terms of workplace safety also occurred. It is important to note the Sheerness plant near Hanna has now gone more than six years without a lost-time incident, a tremendous milestone in our industry.

We also invested in improving the efficiency of coal fired plants, reducing environmental emissions and that program is continuing."

What is ATCO going to do to enhance environmental protection?

"Since 1993, ATCO Power has led the development, construction, and operations of 15 environmentally progressive natural gas fired and hydro power plants worldwide, with a total capacity of about 3,300 MW. Many of those deregulated plants are in Canada, especially in Alberta, and they produce less than half the emissions of traditional energy sources. Our new Oldman River hydro plant has no emissions.

Within ATCO, companies are engaged in a wide array of projects seeking to reduce energy use, from biofuels to fuel cells and even a solar heated community near Okotoks. The greatest challenge remains coal-fired plants, where all the output has already been sold as part of Power Purchase Arrangements (PPAs).

While under terms of the PPAs, the purchasers of the offtake are responsible for changes required to meet legislative changes, we are nonetheless actively working with all parties to find the best solutions to reduce our environmental impacts, to meet or exceed evolving environmental standards."

Alberta is growing very quickly. What is happening in the province's power market?

"On average, there is less excess capacity in the electricity market in the province than there was after we built our deregulated plants. The gap between demand and capacity appears to be decreasing, and the requirement for additional electricity is increasing, mostly arising from new industrial growth.

For the last three years, we have focused on excellence in our operations and that effort has delivered better results. Our current focus is looking for suitable opportunities for new development. "

What are you doing to attract new people?

"People are what makes this company go. It is a tight market but ATCO's positive reputation in the community is helping us. We have put new effort into our training, and are using many different techniques to recruit people. One of the programs is designed to attract young people graduating from educational institutions by providing assistance with tuition and fees, or providing temporary jobs before they graduate."

POWER GENERATION

ATCO Power is a world-class developer, construction manager, owner and operator of technologically advanced and environmentally progressive independent power generation plants.

POWER GENERATION

The ATCO Power Generation Group consists of the operations of ATCO Power, ATCO Resources, Alberta Power (2000), and ASHCOR Technologies.

In 2006, revenues and earnings from the Power Generation Group increased significantly above 2005 levels. This was primarily a result of higher revenues from Alberta generating plants due to higher Alberta Power Pool prices, lower natural gas prices, and improved merchant performance and higher availability in ATCO Power's U.K. operations.

ATCO Power is a world-class developer, construction manager, owner and operator of technologically advanced and environmentally progressive independent power generation plants. The Power Generation Group operates 19 power plants in Canada, the United Kingdom and Australia with a combined capacity of more than 4,800 megawatts (MW).

The Power Generations Group's largest plants in Alberta, both coal-fired and referred to as 'Legacy Plants', are the 670 MW Battle River Generating Station and the 760 MW Sheerness Generating Station. The output from these two plants is sold under long-term power purchase arrangements.

Both plants achieved better than planned availability during 2006. The Battle River facility, which celebrated 47 years of operation in 2006, is located near Forestburg, Alberta and is owned 100 per cent by Alberta Power (2000). The Sheerness plant is located near Hanna, Alberta and is owned 50 per cent by Alberta Power (2000).

The Power Generation Group's other major assets also continued to achieve excellent availability in 2006.

The 170 MW Scotford Cogeneration Plant supplies steam and power to the Scotford Upgrader located near Fort Saskatchewan. The Muskeg River Cogeneration Plant, also 170 MW, supplies steam and power to the Muskeg River Mine located near Fort McMurray. The Muskeg River Plant is owned 70 per cent by the Power Generation Group and 30 per cent by SaskPower International. Electricity not sold on site at these two plants is sold to the market through the Alberta Electric System Operator (AESO).

The 260 MW Cory Cogeneration Plant near Saskatoon, Saskatchewan supplies steam to the Potash Corporation of Saskatchewan and electricity to SaskPower Corporation. The facility is 50 per cent owned by the Power Generation Group and 50 per cent by SaskPower International.

The Power Generation Group owns 40 per cent interest in the 480 MW natural gas-fired Joffre Cogeneration Plant. One of the joint venture partners in the plant and a customer, NOVA Chemicals, holds long-term power and steam agreements in support of their Joffre petrochemical site. The balance of the output is sold to the market through the AESO. An on-site auxiliary boiler allows the facility to maintain a reliable steam supply to NOVA Chemicals during times when it is not efficient to operate one of the plant's gas turbines.

The 580 MW natural gas-fired Brighton Beach Generating Station

located in Windsor, Ontario completed its second full year of operation since being commissioned. ATCO Power and its partner in the project, Ontario Power Generation, sell all of the output from the plant under a long-term energy conversion agreement with Coral Energy Canada, an affiliate of Shell Trading.

The 32 MW Oldman River Hydro Project is a 'run-of-river' hydroelectric generating plant developed at the existing Oldman River dam and reservoir near Pincher Creek, Alberta. All of the electricity produced at the plant is sold to the Alberta Power Pool. The plant is owned 100 per cent by ATCO Power; however, the Piikani Nation of Brockett, Alberta has the option to purchase a 25 per cent ownership interest.

The Barking Combined-Cycle Generating Plant, a 1,000 MW gas-fired plant located near east London, is ATCO Power's principal asset in the U.K. Through its Thames Power subsidiary, the company is the operator of the station and has a 25.5 per cent equity interest.

The final instalment of the settlement of the claim against TXU Europe for breach of their contract was received in 2006. TXU Europe had been obligated to purchase 27.5 per cent of the power produced at the Barking plant and now all related claims have been paid.

The Barking plant continues to supply 725 MW of power under long term contracts with other purchasers. The 275 MW of power previously supplied to TXU Europe is being sold in the U.K. electricity market on a merchant

ATCO Power is well-positioned to capitalize on development opportunities where economic advantage can be gained from existing infrastructure and on projects with long-term power purchase arrangements.


ATCO Power



basis under a renewable marketing agreement with consistently favourable results.

The 50 per cent owned combined heat and power plant at London's Heathrow airport continued to operate at a high level of operational effectiveness and a new heat connection to Terminal 5 was commissioned in 2006.

ATCO Power's two plants in Australia, the 180 MW Osborne Cogeneration Plant near Adelaide, and the 33 MW Bulwer Island Cogeneration Plant near Brisbane, continued to achieve operating targets and met the requirements of the long-term power supply and steam arrangements. The Brisbane Plant is operated as an embedded power station supplying BP Refinery (Bulwer Island) Pty. Ltd.

ATCO Power is well-positioned to capitalize on development opportunities where economic advantage can be gained from existing infrastructure and on projects with long-term power purchase arrangements. Considerable effort was spent in 2006 bringing focus to a growth plan. A significant number of opportunities were screened in order to focus on a select group of potential projects that can be evaluated in more detail.

ASHCOR TECHNOLOGIES

ASHCOR Technologies Ltd. had another record year marketing coal combustion products from the Power Generation Group's coal-fired generating stations in Alberta. The predominant product is called fly ash — the non-combustible residue remaining after coal is consumed in a power plant furnace. Designated as a supplementary cementing material by the Canadian Standards Association, fly ash is primarily used as a partial replacement for Portland cement in concrete products and oil well cementing slurries.

ASHCOR continued to pursue growth opportunities in 2006 and expanded ash utilization in road base materials, hazardous waste solidification, and as an extender in asphalts.

PHOTO:
Located at the Oldman River dam in southwestern Alberta, ATCO Power's Oldman River hydro project produces 32 MW of clean, environmentally friendly energy.



The Global Enterprises Group consists of ATCO Structures, ATCO Noise Management, ATCO Frontec, ATCO Midstream, ATCO I-Tek and ATCO Travel.

Global Enterprises had a record year in 2006. Can you explain what happened?

"All our companies performed very well, constantly challenged with managing growth and adapting to change while delivering quality products and services to our customers. Many companies had record years. Our group is all about enterprise and in so many ways our companies showcased true entrepreneurial spirit in 2006.

The companies within our group are all influenced by business cycles and in most countries where we do business the economies are very strong. This is especially true in Alberta, Canada and Australia. This creates both challenges and opportunities."

What were some of the highlights?

"Three companies were especially strong — ATCO Midstream, ATCO Structures, and ATCO I-Tek although all our companies grew their business.

For ATCO Midstream, the combination of plant availability, strong volume throughput, natural gas prices and storage pricing differentials resulted in an outstanding year. The operating availability of our 11 natural gas gathering and processing plants was 99 per cent, excluding plant turnarounds.

The strong economies in which ATCO Structures operates, especially in western Canada and Australia, provided unprecedented activity and new business, including major projects for Shell Canada Limited's Athabasca Oil Sands Project. In the United States, we opened a second plant in Wichita Falls, Texas to better serve existing and emerging customers. There was also significant growth in our space rentals business, especially in Chile, Canada, and Australia, where we are able to help companies address the business pressures of strong economies.

ATCO I-Tek delivered exceptional customer service, winning a North American industry award for call centre excellence for the services provided to customers of ATCO Gas and ATCO Electric. They also implemented leading technological enhancements to better serve the business goals of clients and their more than one million customers.

ATCO Travel is redefining itself as an expert travel management company providing effective services to corporations and organizations in addition to individual customers. In the Fort McMurray area, the company managed more than 27,000 trips for one client.

We are also very focused on our core businesses. We did sell two of our operations in 2006, ATCO Frontec's property management contracts and Genics Inc., because neither fit into core future plans. After extensive review, we did decide to retain ATCO Midstream's current business structure after exploring different options."

You seem to be doing much more business around the world. Can you tell us what is happening?

"Other Global Enterprise companies also did well. ATCO Frontec has been able to change its business from being mainly North America based to one that is operating around the world,

Michael Shaw

Managing Director, GLOBAL ENTERPRISES

especially in providing support services to NATO and the United Nations.

The work they did helping United Nations personnel deliver humanitarian aid after the devastating earthquake in Pakistan was an important and rewarding project. When tragedy struck, we were able to act quickly to support the United Nations in a remote part of the world. We also delivered all the support services for 4,500 military personnel who participated in a NATO training exercise in Cape Verde, Africa.

Since 2005, ATCO Frontec has also been providing complete camp support services and facilities management at Kabul International Airport in Afghanistan, where troops from around the world are undertaking a difficult assignment.

ATCO Noise Management had a successful year and, with the acquisition of Higgott-Kane in late 2005, was able to complete major projects such as providing noise attenuation at the 880 MW Goreway Energy Center in Brampton, Ontario. The company is also growing around the world, with projects in many countries including Peru, the United Kingdom, and the United States."

How were you able to handle the growth?

"We are constantly refining our processes, looking for ways to efficiently and effectively deliver more while maintaining a very safe work environment. The constant pursuit of operational excellence is a primary focus within all of ATCO Group and we are no exception. Paying attention to the smallest detail is extremely important to us."

What are some of the challenges?

"We must be disciplined in managing business cycles, adding capacity and making quality investments in support of projects but not overbuilding, expecting every economy will always maintain a torrid pace. This is why we continuously look for ways to improve how we do our work.

Recruiting and retaining quality people is also a challenge, especially in Alberta, although I think we are doing a very good job here. The diversity of the companies allows for a world of opportunities for our people. At ATCO, people can enjoy many different careers within different companies over their lifetime. We are working very closely with all other ATCO companies to implement programs that ensure we have the people to sustain and grow our businesses."

What are some of those programs?

"We are using many new and exciting avenues to recruit, including billboard and transit advertising and even looking around the world for qualified people. In 2006, we phased out manufacturing at our plant in Budapest, Hungary as part of our disciplined approach to business.

Almost 100 trained people from Budapest are now part of our workforce in Calgary, using their skills to build products for our clients here. We arranged transportation, and even housing, so they could come here on one-year work permits. This is the type of innovative program that is a win-win for everyone."

GLOBAL ENTERPRISES GROUP

The Global Enterprises Group is all about enterprise and our companies showcased true entrepreneurial spirit.

ATCO MIDSTREAM

ATCO Midstream provides gas gathering, processing, storage, and natural gas liquids solutions to its customers within the Canadian natural gas industry. With almost 1,000 kilometres of field gathering lines, the company has a diverse asset base including 11 natural gas gathering and processing facilities and four natural gas extraction facilities, which together have a total processing capacity of more than 1.5 billion cubic feet of gas per day.

Since 1992, ATCO Midstream has played a significant role in the gas industry in Alberta and Saskatchewan. The company also provides innovative natural gas storage services with more than 40 billion cubic feet of capacity available.

In May 2006, ATCO Ltd. announced that Canadian Utilities Limited was undertaking an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business, with the objectives of facilitating future growth opportunities and enhancing shareholder value. After a thorough analysis, the Board of Directors in November 2006 determined that the current business structure of ATCO Midstream was the best alternative and would be retained.

ATCO Midstream achieved record earnings in 2006. A combination of plant availability, strong volume throughput, low gas prices and storage pricing differentials resulted in another year of solid financial performance.

ATCO Midstream's Gas Gathering and Processing business unit continued the safe and efficient operation of its gas plants with an overall operating availability of 99 per cent excluding planned plant turnarounds. Ongoing development in southeastern Saskatchewan supported the procurement of incremental solution gas and the extension of the gas gathering system. ATCO Midstream installed a larger compressor at the Widewater Gas Plant, in partnership with a producer, to accommodate increased field production and to stimulate additional development activity.

The Storage & Energy Services Group (S&ES) manages the Carbon Storage natural gas facility which is strategically connected to transmission pipeline systems. The group offers customized storage, natural gas procurement and transportation services individually tailored to each customer's specific needs. S&ES continued to balance regulatory, operations and credit within ATCO Midstream's risk profile. 2006 was another successful year largely due to opportunities from market volatility, strength in seasonal gas pricing differentials and reliable operations.

The Natural Gas Liquids business unit experienced significant strength in extraction margins throughout 2006. High natural gas liquid prices during the year favourably affected results, while volume performance and continued cost control diligence also contributed positively to business unit performance.

PHOTO:
ATCO Midstream, with its joint venture partner, addressed new environmental initiatives in 2006 at the Edmonton Ethane Extraction Plant in Edmonton, Alberta.





PHOTO:
ATCO Frontec's original contract with the Department of National Defence, awarded in 1988 to manage, operate and maintain Canada's North Warning System, was extended in 2006 for a further three-year term.

The midstream business in Alberta will remain highly competitive for new well tie-ins to our processing facilities and in asset acquisitions. Volatile commodity prices create both challenges and opportunities for ATCO Midstream's business units.

Managing the volatility of commodity prices will become increasingly important to ensure that ATCO Midstream is ready to capitalize on upsides and still be able to mitigate the effects of downside pricing periods.

Greenfield projects will continue to be a priority in areas where the company can offer services and construct new plants and where other companies are unable to offer the same competitive advantage.

ATCO FRONTEC

(see article "International Support Services Provider" - page 47)

Throughout Canada, into Alaska and across Europe and the Middle East, ATCO Frontec's projects and expertise span the globe in geography and in scope. In 2006, ATCO Frontec focused on the pursuit of new projects in a few key areas while refining operational strategy with respect to existing contracts.

As part of the focused approach, ATCO Frontec's Property Management contracts were sold to Harvard Development, which assumed management of eight properties and eight service agreements at locations in Calgary, Edmonton, Red Deer and Fort McMurray.

The ATCO Frontec Security Services technical services group last year was awarded contracts by Syncrude Canada, the Shell/Albian Village, OPTI-Nexen, and Devon Canada to provide a range of security management systems at various locations, but mainly in the Fort McMurray region.

Outside Alberta, ATCO Frontec continued to prove its capabilities in the area of airport services, renewing management contracts at the airports in Castlegar, British Columbia and Iqaluit, Nunavut. In addition, the company manages airside and groundside services at airports and airfields in Fort Nelson, B.C.; at the NATO Flying Training Centre near Moose Jaw, Saskatchewan; in Yellowknife,

Northwest Territories; and Kabul, Afghanistan.

Commitment to customer service was also enhanced, when, after nearly a full year of process review and preparation, the Calgary and Ottawa corporate offices succeeded in achieving ISO 9001:2000 Certification. The NATO Flying Training Centre in Canada also achieved its ISO Certification in 2006.

In November, Nasittuq Corporation, ATCO Frontec's inaugural joint venture partnership with Pan Arctic Inuit Logistics (PAIL), was rewarded for its proven capabilities with a three-year contract extension from the Canadian Department of National Defence to continue operating and maintaining the North Warning System.

Under this contract, originally awarded in 1988, the people of the joint venture manage, operate and maintain 46 radar sites, five logistics support sites across Canada's North, and the central Regional Operations Control Centre in Ontario. The extension allows Nasittuq to continue playing a significant role in the safety of North America, supporting the North Warning System mission to provide necessary warning and assessment of airborne threats to North America, along with enhancing the sovereignty of Canada and the United States.

ATCO Frontec learned in May that the re-bid for the Solid State Phased Array Radar System contract was unsuccessful and the project wrapped up in September. Since the original contract in 1999, ATCO Frontec delivered exceptional service to the United States Air Force Command, which was demonstrated by consistently high performance ratings. The final overall performance rating was an extraordinary 99.05 per cent.

Moving forward, ATCO Frontec plans to obtain ISO Certification for the majority of its business units, demonstrating commitment to total customer satisfaction through process, product, technological, and service improvements.

ATCO STRUCTURES

(see article "Sixty Years of Growth" - page 43)

Since 1947, ATCO Structures has supplied manufactured shelter products to more than 100 countries around the world. The company has manufacturing facilities in Canada, the United States, South America and Australia.

In 2006, ATCO Structures achieved a record year of earnings and experienced a year of unprecedented activity driven by continued investment in oil and gas exploration in western Canada, and major infrastructure, resource and construction projects in Australia. ATCO Structures achieved high levels of demand for newly manufactured products, which resulted in increased personnel, growth in workforce housing and space rentals fleets, and increased manufacturing capacity in the United States.

ATCO NOISE MANAGEMENT

ATCO Noise Management is a premier environmental engineering and construction company dedicated to the abatement of industrial noise.

In 2006 the company became the largest acoustical engineering group in North America solely dedicated to industrial noise control.

In Alberta alone, ATCO Noise Management delivered more than 40 noise impact assessments, while also carrying out major noise modeling jobs for its oil and gas clients, and performing services

PHOTO:
Turbine exhaust stack, designed and manufactured by Higgott-Kane, a division of ATCO Noise Management, being readied for lifting into place at the Goreway Energy Centre in Brampton, Ontario.



DID YOU KNOW?

In 2006 ATCO I-Tek showcased its commitment to excellence by winning a top award for customer satisfaction.

PHOTO:
In 2006, ATCO I-Tek's call centre people answered more than 1.7 million customer calls on behalf of utility companies in Alberta.



elsewhere in Canada, the U.S., Brazil, Peru, Bermuda, Italy and Spain.

New Occupational Health and Safety Regulations enacted in Alberta in 2004 opened new business opportunities. ATCO Noise Management was selected by OPTI to determine how to make the OPTI-Nexen Long Lake Integrated Oil Sands Project near Fort McMurray compliant with the stringent new noise attenuation regulations.

In 2006 the Higgott-Kane Division of ATCO Noise Management completed its first year of operations under ATCO's banner, outperforming its financial targets, completing integration of the management information systems, and maintaining its technological leadership and the highest standard of service to its clients.

The flagship project of 2006 for the Higgott-Kane division was the design, supply and installation of three silenced exhaust stacks for the GE 7FB gas turbines at the 880 MW Goreway Energy Center in Brampton, Ontario.

The integration of Higgott-Kane sales and engineering forces into ATCO Noise Management resulted in the award by AMEC Group in the United Kingdom of a significant project at the National Grid's new gas compressor station near Swansea, South Wales. Situated on the doorstep of The Gower, one of the most beautiful U.K. natural areas, the station's acoustical systems will reduce the noise to 34 decibels - a whisper quiet - at the farmhouse 558 feet away.

The company continues to look for diversification opportunities. A successful acoustic retrofit of a car metal recycling facility in Jersey City was ATCO Noise Management's first project in this fast growing sector of the North American economy.

ATCO I-TEK

(see article "Award of Excellence - page 49)

In 2006 ATCO I-Tek showcased its commitment to excellence by winning a top award for customer satisfaction, delivering several major system enhancements, expanding customer service options and helping its clients meet several critical business needs.

ATCO I-Tek was awarded the 2006 "Highest Customer Satisfaction Award in the North American Energy Sector" by the Service Quality Measurement Group Inc. (SQM), an independent research company.



Included was the completion of a major project for ATCO Gas, ATCO Electric and Direct Energy in response to the industry-wide AEUB Tariff Billing Code. The stringent new Code defines the rules and common processes between energy retailers and utility distributors. Working closely with its utility clients in 2005, ATCO I-Tek completed phase one — the alignment of consumption on the retail and distribution portions of regulated energy bills.

In 2006, phase two focused on the industry requirement to standardize rules and processes. This major initiative was completed on time and on budget with a seamless implementation for utility customers of Direct Energy, ATCO Gas and ATCO Electric. The project also resulted in significant enhancements to ATCO's customer information systems.

The more than 800,000 Customers of Direct Energy Regulated Services now have 24 hours a day access to information about their account, including account balance, last payment date and payment deadline, thanks to the new self-serve telephone option implemented by ATCO I-Tek last year.

In 2006, ATCO I-Tek answered more than 1.7 million customer calls, produced 12 million statements, processed more than 10.5 million payments and collected nearly $3 billion in revenue for its clients.

ATCO TRAVEL

ATCO Travel continues to establish itself in the Canadian travel industry as an expert travel management company, with supporting leisure products for its customers.

With almost 130 employees and independent associates, ATCO Travel is one of the largest travel management companies in Canada, with its head office in Calgary, and branch offices in Edmonton, Fort McMurray and Ottawa.

In 2006, ATCO Travel was recognized as the winner of the Association of Canadian Travel Agents Atlas Award for "Travel Agency of the Year" in Alberta & Northwest Territories. The criterion of the award recognizes a travel company for business development and innovation and whose outstanding influence and activity have advanced the status of the travel agency industry.

PHOTO:
ATCO Travel agents performed more than 100,000 airline travel transactions in 2006 and the company was recognized as the "Travel Agency of the Year" by the Association of Canadian Travel Agents.

SHOWCASING ENVIRONMENTAL LEADERSHIP

From fuel cells research to a solar-powered community, ATCO is engaged in dozens of innovative programs designed to reduce environmental impacts — now and in the future.

REPORT ON ENVIRONMENTAL STEWARDSHIP

In 1928, a diesel-fired power generation plant was built in the tiny community of Castor, producing electricity for the then-isolated farming community located about 160 km east of Red Deer, Alberta.

As Castor's population increased, the community eventually connected to the provincial electricity grid and the generation plant was decommissioned in 1934. The town continued to grow around it. More than 70 years after the plant was decommissioned, an unwanted legacy remained — contaminated soil.

In 2000 and 2001, ATCO Electric tested soil at all operating and historic generating plants across its service territory to determine the extent of any contaminated soil.

"Some of these places were so remote from the main grid, the only thing to do was build a small power plant," explains Greg Walker, Manager, Isolated Generation Remediation Project. "Through research and extensive testing, ATCO Electric determined a number of locations were contaminated with petroleum hydrocarbons, mostly diesel and lube oil, that required remediation."

In 2003, with 77 sites across the province identified, full field cleanup began. Clean-up is now complete on 60 of the sites, including six that were completed in 2006. "All sites were cleaned to a residential standard, which is more stringent than requirements for industrial and commercial sites."

"We are remediating to residential standards because it won't restrict future land use, meaning homes could be built on the land and it wouldn't be zoned solely for industrial or commercial use," adds Greg.

Reasons for cleaning up the old sites are many, with public health and safety, and the elimination of potential for environmental damage minimizing future liability.

The site in Castor was given a clean environmental bill of health in 2006, as were sites in Empress, Hanna, Vegreville, Fort McMurray and Wabasca, Alberta.

ATCO Electric, last spring, also found concrete proof protecting the environment is good for business as well as for animals when it relocated a power line near the Buffalo Lake Habitat Conservation Area in Alberta.

PHOTO:
ATCO Group is committed to environmental protection in all operations in our home province of Alberta, throughout Canada and around the world.




DRAKE LANDING
SHOW HOMES
SHOW HOMES

PHOTO:
ATCO Gas, with joint venture partners, was involved in the construction of an innovative environmentally unique large scale solar heating system for 52 new homes built in Drake Landing, Okotoks, Alberta.

ACROSS THE ATCO GROUP OF COMPANIES, INNOVATION AND A COMMITMENT TO EXCELLENCE IS DRIVING SIGNIFICANT EFFORTS TO REDUCE ENVIRONMENTAL IMPACTS.

The County of Stettler decided to realign a road away from the protected land, stranding a 25 kV line through the west side of the conservation area that ran adjacent to the old road.

ATCO Electric worked with the Alberta Fish and Game Association and Ducks Unlimited to move the line away from the conservation area. It meant constructing 1.6 kilometres of line adjacent to the new road, which delivered the added benefit that employees would never again need to patrol cross-country lines.

ATCO Electric covered the costs of constructing the new line and removing the old one. The Parkland Conservation Group — consisting of Ducks Unlimited, Alberta Fish and Game Association, the Nature Conservancy of Canada and Alberta Conservation Association — covered remediation costs.

Across the ATCO Group of companies, innovation and a commitment to excellence is driving significant efforts to reduce environmental impacts. New research on clean coal, the testing of fuel cell technology at the Northern Alberta Institute of Technology, and development of a unique, solar powered residential community in Okotoks, Alberta are some of the



leading-edge projects in which ATCO has been engaged.

Alberta Power (2000) completed a major efficiency upgrade to the Battle River Generating Station's unit 5 turbine rotor in November 2006. The increased efficiency will reduce greenhouse gas and other emission intensities.

ATCO Power Generation Group also participates in an Alberta tri-utility group that is researching methods to achieve mercury emissions reductions of 70 per cent from existing Alberta coal fired units. The tri-utility group partnered with the Alberta Government for the 2006 program, which involved a testing at the Sheerness Power Station that diverted a portion of the stack gas through experimental mercury control equipment to evaluate the mercury capture and operating performance of the equipment in a real life situation. Mercury control is required to be installed on existing coal-fired units by 2011.

As part of Alberta Power (2000)'s commitment to "Water for Life: Alberta's Strategy for Sustainability" initiative, a new waste water lagoon began operating at the Sheerness Generating Station in 2006. The lagoon is designed for zero wastewater discharge by managing the water level through evaporation.

In our Global Enterprises group, ATCO Structures in Calgary was able to divert approximately 1,388 metric tonnes of material away from the landfill. This includes metals, wood, cardboard and paper. The cardboard and paper recycling amounts translate into the preservation of: 1,989 trees, 3,119,220 litres of water, 7,020 pounds of air pollutants, 351 cubic yards of landfill space and 479,934 kilowatt hours of electricity.

In Canada, ATCO Structures developed a new product prototype which transforms workforce housing into affordable, quality shelter applications inclusive but not limited to residential housing. This product is designed to easily convert into homes that can be left as a legacy to address housing shortages. Built to reduce energy consumption and heating costs, NOVEL was developed for secondary use eliminating return transportation costs and vehicle emissions.

In Chile, a new totally self-contained accommodation prototype was developed with a focus on energy efficiency. This unit is fully self-sufficient and is designed to reduce heat loss, as well as energy and water use.

Monitoring environmental impacts is also important. ATCO Pipelines was awarded the Gold Champion Level ranking by the Canadian GHG Challenge Registry, the federal climate change office, for its efforts in reducing greenhouse gas emissions. Attaining the Gold Champion Level required comprehensive reporting of all greenhouse gas emissions from operation of the business plus real action taken to reduce greenhouse gas emissions. This ranking represents the highest level of achievement for the voluntary reporting of greenhouse gas emissions in the country. Since inception in 1994, only 143 companies have achieved the Gold Champion Level.

ATCO Pipelines has made good progress in reducing greenhouse gas emissions by increasing the efficiency of compressors used to move natural gas around its system and also by introducing "zero bleed" pressure control devices which do not release any natural gas during normal operation.

ATCO Midstream conducted a third party audit of its Environmental Management System (EMS) using the Canadian Association of Petroleum Producers audit protocol. The audit results confirmed the high level of commitment ATCO Midstream has towards environmental protection.

Improving the environment is also the focus of ATCO Noise Management, where silencing the sounds of industry with advanced engineering makes communities and workplaces much quieter places.

From New Jersey to Alberta and Ontario to Peru, ATCO Noise Management is silencing new plants, quieting older facilities, and finding innovative solutions in both traditional and emerging industries.

New Occupational Health and Safety Regulations enacted by Alberta in late 2004 have provided new opportunities. Earplugs and earmuffs utilized by workers at oil and gas processing facilities are being replaced with engineered noise attenuating solutions and ATCO Noise Management is at the forefront.

At the OPTI-Nexen Long Lake Integrated Oil Sands Project, ATCO Noise Management produced a computerized acoustic model of more than 2,000 noise sources, developing and implementing plans to ensure the Fort McMurray complex is fully compliant with new regulations.

Now the largest acoustical engineering group in North America solely dedicated to industrial noise control, ATCO Noise Management delivered more than 40 noise impact assessments, while also carrying out major noise modeling jobs for its oil and gas clients, and performing services elsewhere in Canada, the U.S., Brazil, Peru, Bermuda, Italy and Spain.

In northern Canada, ATCO Frontec, with partner Aboriginal Engineering Ltd., is also making a difference at the Discovery Mine gold townsite, 85 kilometres north of Yellowknife. Efforts are underway to reclaim the land.

When the gold mine was abandoned in 1969, an abundance of old materials, buildings, homesteads, and mining equipment were left behind. Over a one-year period, ATCO Frontec staff constructed an environmentally sound landfill site, removed contaminated soil, dismantled the mining facilities, and restored the landscape to its natural state.

Wildlife has now moved back into the area.

PHOTO:
ATCO Noise Management acoustical engineers, Arthur Kupper and Chris Giesbrecht set up a noise survey in California to measure noise from the industrial facility in the background.



photo feature

RECOGNITION OF ATCO'S BEAUTIFUL ALBERTA HERITAGE



ATCO Group has featured scenes of Alberta in Annual Reports since 1990. This year's photo is of an Alberta country road with winter frost on the trees.




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Worldwide Opportunities, Safety Record Attracts People

REPORT ON HUMAN RESOURCES, HEALTH AND SAFETY

Employees and contractors at the Sheerness Power Generating Station operated by ATCO's Power Generation Group near Hanna, Alberta, celebrated six years without a single lost-time incident in 2006. The milestone represented more than 2.2 million hours worked.

At ATCO Noise Management, more than 100,000 man-hours were worked last year without a lost-time accident at diverse and difficult locations stretching from Alberta to Peru. There have been no lost time accidents since 1998.

ATCO Pipelines, ATCO Electric and ATCO Midstream were recognized by Alberta Workplace Health and Safety as "Best Performers" in their industries for having safety performance statistics that were 40 per cent better than the industry average. At ATCO Pipelines, with a record level of work in 2006, no time was lost to injury for the fourth consecutive year.

Within ATCO Group, safety is a primary focus. Reaching safety goals can be attributed to the continual improvement of health and safety initiatives, with special attention to training.

With trades people in great demand across fast-growing Alberta, offering high quality employment in a safe work environment is key to the long term success of the ATCO Group, where diversity of opportunity is a key corporate attraction.

Faced with significant growth and capital investment in 2006, recruitment and retention was — and continues to be — a critical area of focus. ATCO intends to be the employer of choice in the regions where its companies do business.

"In both recruitment and retention, ATCO seeks to leverage our strong community reputation, the many career opportunities and our brand as a quality employer," said Erhard Kiefer, Vice-President Human Resources, ATCO Group. "We want people to experience what ATCO stands for, and why a career with us can be so diverse and rewarding."

According to professionally conducted independent surveys in Alberta, ATCO is considered to be the industry leader, both in terms of reputation and how it treats its people.

From university and colleges, to technical schools and locally sponsored career fairs, ATCO was extremely active recruiting new people, especially early in their career.

At ATCO Electric, for example, programs to support engineers-in-training, accountants and new apprentices are underway. The company added 142 new people in 2006 and, with internal transfers, filled 221 positions company-wide.

Incentives were introduced to recruit employees to remote service areas to help offset the increased costs of living and to compensate for factors associated with the isolation of living in remote communities of Alberta, including Fort Chipewyan, La Crete, Jasper, and Rainbow Lake.

PHOTO:
ATCO Structures' employees Melchor Nidoy, Anthony Staric and Tara Savoy in the Calgary manufacturing facility were hired as part of a major recruitment campaign aimed at attracting trades people in fast-growing Alberta.

To support growing numbers, ATCO's human resources group added staff and developed programs to respond to increased demands for training and coaching. Training is one more critical tool that helps people in their jobs.

Training helps employees to understand their role in ATCO Electric's success, how to set and meet performance objectives, how to coach staff and much more.

Ninety-two per cent of employees say they are motivated to help ATCO Electric. More than 95 per cent of employees said they have access to adequate safety information. Eighty-six per cent of employees say they have a good understanding of corporate goals and objectives.

More than 80 per cent of ATCO Electric's employees are satisfied with their current job and feel they have opportunities to learn and grow. Nearly 90 per cent of employees are likely to recommend ATCO Electric as an employer — very good news for a company recruiting top-quality people.

ATCO Gas faces the prospect of an aging workforce and the accompanying challenges as employees retire, and with their extensive knowledge and experience that comes with doing a job for 35 years. Within the next five years, 23 per cent of the workforce will be eligible for retirement. Like all ATCO companies, ATCO Gas is committed to building its workforce of tomorrow, through training, development opportunities, and quality hiring.

In response to high levels of recruitment across the ATCO Group and the hot labour market in Alberta, ATCO I-Tek developed and implemented a web-based recruitment application that provides a common, convenient, user-friendly solution for job seekers across the ATCO Group of companies.

"ATCO Careers" (ATCOCAREERS.COM) gives current and prospective employees a one-stop location to search, view and apply for jobs with all ATCO companies. This data base also provides time-saving functionality for ATCO's human resources professionals through the automation of resume management tasks.

Community Safety is another high priority, as ATCO delivers electricity and natural gas across Alberta and northern Canada. Many educational and prevention programs for children, customers, commercial and residential construction sectors, crime prevention, fire and emergency services were carried out.

In 2006, ATCO Gas partnered and supported many community safety initiatives including:

- THE INTERNATIONAL AWARD-WINNING COMMUNITY EMERGENCY PREPAREDNESS PROGRAM, IN PARTNERSHIP WITH THE CITY OF EDMONTON'S OFFICE OF EMERGENCY PREPAREDNESS, IS A NEW EDUCATION PROGRAM DESIGNED TO HELP EDMONTONIANS BETTER PREPARE FOR EMERGENCIES.
- A CHILDREN'S PROGRAM WITH THE ALBERTA FIRE COMMISSIONER'S OFFICE, IN SUPPORT OF FIRE PREVENTION WEEK.
- THE ANNUAL INDUSTRY SAFETY AWARDS DURING THE CANADIAN HOME BUILDERS' ASSOCIATION – ALBERTA ANNUAL CONFERENCE, RECOGNIZING TRADE AND SUPPLIER PARTNERS AND BUILDERS FOR THEIR LEADERSHIP IN WORKPLACE HEALTH AND SAFETY.
- FIRE-SAFETY EDUCATION IN CONJUNCTION WITH THE CITY OF CALGARY'S FIRE DEPARTMENT AND FIRE CADET PROGRAM.
- SMOKE DETECTION PROGRAM IN PARTNERSHIP WITH THE CENTRAL ALBERTA HOME BUILDERS' ASSOCIATION AND CITY OF RED DEER EMERGENCY SERVICES.
- SUPPORTING CRIME STOPPERS ASSOCIATION OF EDMONTON AND NORTHERN ALBERTA THROUGH THE ATCO GAS CHARITY GOLF CLASSIC.
- SAFETY CITY, IN PARTNERSHIP WITH GRANDE PRAIRIE AND AREA PROVIDES KID-FOCUSED SAFETY EDUCATION AND TRAINING IN A SPECIALLY-DESIGNED FACILITY.

Safety is a top priority for ATCO Electric. 2006 initiatives included:

- TEACHING POWER, A SCHOOL RESOURCE PROGRAM THAT TEACHES KIDS ABOUT ELECTRICITY. THE AWARD-WINNING SCHOOL PROGRAM WAS DESIGNED WITH ALBERTA TEACHERS FOR GRADES 4-6 ABOUT HOW ELECTRICITY IS GENERATED AND DELIVERED IN ALBERTA, HOW TO BE SAFE AROUND ELECTRICITY AND HOW TO CONSERVE ELECTRICITY.
- SEVEN STEPS TO ELECTRICAL SAFETY FOR WORKERS HELPS PEOPLE WORK SAFELY NEAR POWER LINES.
- FIRE PREVENTION WEEK WITH THE ALBERTA FIRE COMMISSIONER'S OFFICE.
- INDUSTRY SAFETY AWARDS DURING THE CANADIAN HOME BUILDERS' ASSOCIATION.
- GRANDE PRAIRIE SAFETY CITY.
- ASSISTANCE TO PURCHASE NEW EMERGENCY RESPONSE EQUIPMENT IN FORT MCMURRAY, FORT CHIPEWYAN AND OYEN.

Touching Lives
IN OUR COMMUNITY

ATCO Group companies are committed to positively contributing to the quality of community life where we do business and our people work and live.

REPORT ON COMMUNITY INVESTMENT

The Canada Winter Games in Whitehorse, the first ever held north of the 60th parallel, showcased how the diversity of ATCO could help organizers stage a spectacular Pan-Northern celebration.

With its long history in Canada's North and tradition of quality relationships with aboriginal communities, it was only natural ATCO Group would join the 2007 Games as an official supplier.

ATCO Structures was the exclusive supplier of temporary modular units on site.

ATCO Frontec provided bonded security personnel at the innovative Athlete's Village, a facility built by ATCO Structures that will remain a permanent housing legacy for the community.

ATCO I-Tek provided desktop and laptop computers for Games staff and operations.

And the Yukon Electrical Company Limited, an original ATCO company that has served the community for more than a century, contributed electrical services.

More than 2,000 kilometres away at the new world-leading Alberta Children's Hospital, ATCO has built creative spaces to play for young patients, their siblings and families.

When the hospital opened in September, 2006 ATCO's donation transformed ordinary hospital spaces into places that inspire hope and healing by infusing them with color, light and activities.

ATCO Group also funded a Movement Assessment Centre at the hospital, the only one of its kind in western Canada. The Centre provides ongoing clinical support to kids who suffer from injuries or disorders that affect their movement.

Since 2000, ATCO employees have additionally contributed more than $50,000 to support child health programs, specialized equipment and advanced pediatric research and education at the new and old Children's hospital. ATCO's volunteer spirit helped in other ways, assisting with other fundraising events such as Radiothon which raised $1.2 million last year.

Contributing to the communities where they live and work is a hallmark of the people of ATCO.

By developing meaningful partnerships with not-for-profit organizations and giving their time and expertise, as well as financial support, ATCO and its employees are doing their part to help create healthy, vibrant communities wherever they do business. The impact is especially significant in Alberta, ATCO's home province.


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From Taber to High Level and from Lloydminster to Jasper, more than 340 Alberta charities benefited from more than $1.3 million donated last year through ATCO's EPIC (Employees Participating in Communities) initiatives.

"ATCO employees continue to support hundreds of Alberta charities and community service organizations – through payroll deductions and as community volunteers," said Siegfried Kiefer, Managing Director, Utilities when the total was announced at a luncheon. "Our approach focuses on community needs supported by employees' designating their personal charitable donations and volunteering in the communities where they work and live."

Every year, ATCO employees organize and carry out workplace fundraising campaigns throughout the province. Through each campaign, employees donate to registered health and wellness organizations, charities in their community and through the ATCO Matching Program the company increases the impact of employee's own charitable giving.

As part of the ATCO Employee Volunteer Recognition program, more than 240 employees registered approximately 38,000 volunteer hours and ATCO donated $150 to the charity of their choice. In total, more than $36,000 was donated to charities across Alberta through this program. Each year the program has seen an increase in employee participation, hours volunteered and dollars donated.

ATCO touches Albertans in so many different ways. Unique amongst Alberta corporations, ATCO's operations stretch from one corner of the province to the other, stopping almost everywhere in between. No other Alberta company serves so many communities, especially in rural Alberta.

From capital donations to recreational facilities and the support of dozens of educational scholarships across Alberta; from the funding of leading development programs such as Junior Achievement to development of the ATCO Tyrrell Learning Centre in Drumheller, ATCO took steps to enrich communities. ATCO Gas and ATCO Electric support more than a dozen scholarships and bursaries across the province in addition to other innovative programs. At Norquest College in Edmonton ATCO supports the Ben Calf Robe Culture Camp that has helped students to learn about their culture and heritage, and put teachings into practice under the guidance of a Cree Elder.

PHOTO:
ATCO Group's oldest company, in operation since 1901, The Yukon Electrical Company featured ATCO's support of the first Canada Winter Games staged north of the 60th parallel on their office building in downtown Whitehorse.

OTHER HIGHLIGHTS INCLUDE:

- ATCO Community Symposiums — In 2006, ATCO Gas and ATCO Electric partnered with the Town of Trochu and Town of Vegreville to host the 7th Annual Community Symposium, with a focus on Volunteer Management for Not-for-Profit Organizations. More than 160 government and community leaders attended the conference.
- Alberta Games — In 2006, ATCO Gas sponsored the ATCO Gas Torch Relay and Opening Ceremonies for both the 2006 Alberta Winter Games and 2006 Alberta Summer Games.
- ATCO Gas Award for Outstanding Lifetime Achievement — Part of the second annual Mayor's Evening for the Arts in Edmonton.
- Teaching Power, an ATCO Electric school resource program that teaches kids about electricity. The award-winning school program was designed with Alberta teachers for Grades 4-6 about how electricity is generated and delivered in Alberta, how to be safe around electricity and how to conserve electricity.
- ATCO Electric has supported the construction of trail systems, sponsored technical conferences and co-sponsored recycling programs in service communities across the province through the Alberta Ecotrust Foundation.

With the economic boom in Alberta, ATCO Frontec staff in Calgary went to the assistance of organizations like the Mustard Seed Street Ministry, a non-profit humanitarian organization providing support to the homeless. In May, staff undertook a community initiative to raise money to complete recent renovations to the kitchen and dining facilities at the Mustard Seed. ATCO Frontec employees raised funds to paint the 5,000 square foot room over two days. They also returned the following week to prepare a meal for nearly 600 guests, using the remaining funds raised for the project.



ATCO Frontec, ATCO Midstream, ATCO Structures, and the Michael R. Shaw Outdoor Development Foundation sponsored the 3rd Annual Inuvialuit Development Corporation (IDC) Outward Bound Leadership Expedition in July, which provided wilderness programming for young people within the Inuvialuit Settlement Region.

The goal of this program is development of skills in the areas of teamwork and personal life management, increase self-confidence and resilience, and foster a sense of responsibility for one's actions — the hallmarks of strong leadership.

ATCO Midstream provided sponsorships for a variety of community initiatives such as crime watch programs, schools, sporting activities, and community landscaping projects. For the seventh year running, the company received the United Way Platinum award of excellence in recognition of top level employee participation in its donations program.

Alberta's Computers for Schools program provides refurbished and reconditioned computers to schools, public libraries and not-for-profit learning organizations that may otherwise not be able to obtain these resources. By supporting the program, ATCO I-Tek not only retires computer assets in an environmentally responsible way, but also contributes to the continued education of Alberta students.

Every year, almost 900 schools, libraries and not-for-profit learning organizations benefit from the Alberta Computers for Schools program. In 2006, ATCO I-Tek donated more than 600 computers, 700 computer monitors and 100 printers to the program.

PHOTO:
ATCO Gas employees helped to construct the Pillar of Strength monument in memory of fallen police officers. The monument was unveiled at Alberta's provincial legislature grounds in Edmonton in July 2006. Spencer Gordon, son of slain RCMP Constable Anthony Gordon, one of four Mounties killed in Mayerthorpe, Alberta in March 2005, lights the flame.

SIXTY YEARS OF GROWTH

ATCO STRUCTURES HAS COME A LONG WAY

ATCO began operating as Alberta Trailer Hire in Calgary, Alberta in 1947 with 15 utility trailers for rent.

FEATURE ARTICLE

With more than 100 countries served, today ATCO Structures has manufacturing facilities in Canada, the United States, South America and Australia. It was 60 years ago in 1947 that ATCO began as a trailer-for-hire company in Alberta, reporting revenues of $1,077.65.

In 2006, ATCO Structures had a record year, constantly striving to improve processes in order to meet the demands of exceptional economic activity in Canada and Australia.

ATCO Structures sells and leases workforce housing (camp accommodation) products including prefabricated standardized or custom units that are designed to be assembled into self contained camps complete with sleeping accommodation, kitchen, dining and recreation facilities.

ATCO Structures' space rentals business involves the lease and sale of relocatable modular offices, classrooms and other community structures, such as site offices, lunchrooms, storage facilities, lavatories, first-aid units, locker rooms, office complexes and classrooms.

In the spring of 2006, ATCO Structures opened a second manufacturing facility in the United States, highlighting a year of managing unprecedented activity and growth within the company that is at the root of ATCO Group.

The new Wichita Falls facility in Texas is a case in point. It began production in the early part of the second quarter and now employs more than 70 local people. The expansion allows ATCO Structures to better serve new and existing customers in major U.S. and international markets.

Located 330 miles from Diboll, Texas, where the first plant opened in 1999, the two plants supply innovative modular buildings ranging from single stand-alone buildings to custom designed complexes, supported by a full range of services including design and engineering, transportation, maintenance and after sales service. In 2006, the U.S. division manufactured and supplied more than 1,000 units.

The booming oil and gas exploration market in western Canada and major infrastructure, resource and construction projects in Australia were keys to success as the company achieved high levels of demand for newly manufactured products. Increased personnel, growth in our workforce housing and space rentals fleet, in addition to the increased manufacturing capacity in the United States also resulted in expanded activity.

In March 2006, international peers recognized the company based on architectural excellence, technical innovation, cost effectiveness and energy efficiency at

the Modular Building Institute for projects completed in Alaska, the United States, Gabon and Iceland.

In Canada, the projects were numerous, including:

- In February, 2007, the Canada Winter Games Athletes Village in Whitehorse was home to an estimated 3,500 athletes, coaches and officials, later converting to comfortable permanent housing for Yukon College students and rural residents.

- Two major contracts were received from Albian Sands Energy Inc. — the initial one, announced in July 2006, to manufacture, supply and install Phase One of all-inclusive Albian Village accommodation for trades people and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Accommodating 800 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors.

  Phase Two was announced in August 2006 to manufacture, supply and install high quality workforce housing for an additional 1,660 trades · people and management personnel at the same facility. Manufacturing is underway in Calgary with units scheduled to be installed by ATCO Structures and subcontractors in the third quarter of 2007.

- In November 2006, as work continued on the 50 person pioneer camp and 392 person construction camp for the De Beers Victor Diamond Mine in northern Ontario, ATCO Structures was awarded a contract for Phase Two, which includes an expanded 245 person construction camp and development of a 222 person permanent operating facility. The housing complex includes single room accommodation, kitchen/dining and recreational facilities, showers and washrooms, office complexes, laboratories, storage buildings, water and sewage treatment operations, and various other support buildings.

Australia also experienced strong performance in both workforce housing and space rentals, where the fleet grew to record levels. Extra effort was focused on growth, succession planning, and enhancing processes including quality, safety and compliance while also focusing on the vibrant market, particularly in Queensland, underpinned





by major infrastructure, resource and construction projects throughout the state.

Products now manufactured include workforce camp accommodation, multipurpose offices, transportable homes, schools and communication buildings.

In South America, Tecno Fast ATCO celebrated 10 years as a joint venture with high utilization of space rentals and fleet growth supplementing the workforce housing division.

Two larger projects in Bolivia and Argentina were awarded: The first was for urgent accommodations to house 600 construction workers at a mine in Bolivia. To achieve the tight deadline of two months, used dormitories for 336 workers were first provided. During this time, manufacturing was underway in the Santiago, Chile facility to supply the remainder of the required accommodations and 103 modules were delivered and installed on time to create this home-away-from-home for workers.

The second project was to supply accommodations for 160 workers at a gold mine project located in Argentina with completion scheduled for the first quarter of 2007.

In the United Kingdom, ATCO Structures focused on achieving long-term growth through investment in fleet assets, with two branch offices opened in Tiverton, Devon and Barking, Essex. The first turnkey modular building project in the U.K., which included manufacturing, installation and site services, was completed for a primary school.

Manufacturing in Budapest, Hungary was phased out but ATCO continues to operate a sales office in the city, concentrating resources on both existing and emerging international opportunities.

So much has changed in 60 years, but the underlying commitment to excellence, customer service and quality has not.

PHOTO:
ATCO Structures was awarded the contract to provide innovative new workforce accommodation at Shell Canada's Athabasca Oil Sands project near Fort McMurray, Alberta.



ATCO FRONTEC

International Support Services Provider

FEATURE ARTICLE

PHOTO:
ATCO Frontec provides complete camp support services for NATO troops from around the world and facilities management at the international airport in Kabul, Afghanistan.

Contracted by the United Nations in December 2006, ATCO Frontec began delivering camp support and food services to international military police units living at several locations across Kosovo.

The contract marks the first time the UN turned to ATCO Frontec, a company with a growing track record of supporting military and peacekeeping initiatives both at home and overseas.

From Afghanistan to Bosnia, the Coast of Africa to Moose Jaw, Saskatchewan, ATCO Frontec has focused effort, resources and expertise to grow support opportunities for NATO, the Canadian military, and now the United Nations.

"We have demonstrated our abilities in providing service to deployed operations in challenging environments overseas," Harry Wilmot, President, ATCO Frontec said about the first-ever UN contract. "ATCO Frontec will continue to pursue new business in this sector and our growing customer base proves our capabilities."

Over the last six years ATCO Frontec has gained extensive international experience and expertise in the provision of support services to military operations–and the effort is bringing new business.

In 2000, the company was the first non-governmental company to be awarded a contract from the Canadian Department of National Defence to provide support services to Canada's military — a long-term peacekeeping operation in Bosnia-Herzegovina. The contract lasted three years, which resulted in ATCO Frontec consistently receiving superior performance ratings from the Canadian Forces for the delivery of outstanding support services.

Since that inaugural contract, ATCO Frontec has been chosen by many organizations to provide support to military operations, large-scale training exercises, and disaster relief projects in remote locations around the world.

Last June, ATCO Frontec was contracted to provide complete camp support to a six-week NATO training mission in the Republic of Cape Verde, Africa. Within an extremely tight timeline, staff hit the ground running and supplied daily fresh food supplements, laundry services, portable toilet, shower and washing facilities, full waste services, transportation services, provision and delivery of potable water, and the contracting for full seaport services for more than 4,500 NATO military personnel from nations around the world.

Planning, in-theatre experience, diligence, teamwork, and an organized approach to this massive undertaking led to this project being declared an operational success.

ATCO Frontec was also successful in winning its first contract in Kosovo at four locations including one at Camp Victoria, near Pristina, for the Swedish Armed Forces in the fourth quarter of 2006. The company now provides facilities maintenance, laundry, cleaning, kitchen help, garbage and sewage removal, and PX (retail) services to multinational military police personnel stationed there.

Elsewhere, NATO extended the first option year to provide information technology support to their operations in Bosnia-Herzegovina, and ATCO Frontec continues to deliver on the increasing scope of this project.

And in Kabul, Afghanistan, ATCO Frontec provides complete camp support services and facilities management at the international airport, which accommodates troops from around the world. The contract has been in place since February 2005.

To facilitate growth overseas, ATCO Frontec established a European office in Budapest, Hungary in October 2006. The office will provide better communication with existing customers while building capabilities in the region.

Since its formation in 1987 — only two decades ago — ATCO Frontec has developed a unique worldwide business because of the strengths of its people, the development of joint venture partners, and proven expertise in the delivery of technical services, site support, and camp services to a range of customers and industries worldwide.



PHOTO:
ATCO Frontec continues to prove its capabilities in the area of airport services including services at the Kabul, Afghanistan international airport.

ATCO I-TEK

award of EXCELLENCE

Too often in the hectic world of business and the real demands of quarterly financial performance, companies can forget that people propel exceptional performance. At ATCO I-Tek, people truly do come first.

FEATURE ARTICLE

"We operate a top-notch call centre and we work really hard supporting our people with innovation, technology, skill development and the best possible environment and atmosphere," says Bobbi Lambright, President, ATCO I-Tek, the Edmonton-based company independently judged to have provided the highest-rated customer satisfaction in the North American energy sector for its operation of the ATCO Gas and ATCO Electric call centre.

At the call centre, located high above downtown Edmonton, the capital city of Alberta, the people handling the phones have the best views. Window seats that might normally be reserved for senior managers in corner offices frame the work area for call centre agents serving millions of customers across the province.

Real-time electronic reader boards update agents on the status of incoming calls, including queue numbers and the status of call intake. Agents have access to an array of facilities in their work environment, including quiet rooms that offer the opportunity for relaxation after high-pressure calls. The "Spirit Crew" focuses on coming up with fun-filled activities designed to boost morale amongst their peers.

Ms. Lambright and her team firmly believe delivering excellence in customer service requires more than posting a platitude on the boardroom wall or paying lip service to mission and vision statements. They know the people of ATCO I-Tek must genuinely embrace excellence to deliver the results that clients (and their customers) demand.

ATCO I-Tek is not highly dependent on external suppliers and sources most of its information technology needs through its in-house capabilities. From the ATCO CIS billing system, to the call centre technology and total IT infrastructure, this powerful combination of people, process and technology is at the heart of ATCO I-Tek's success.

Using ATCO's proprietary customer information system, ATCO I-Tek serves regulated and deregulated natural gas and electric utility clients at the same time. The company keeps pace with a complex deregulated energy sector that is changing rapidly.

Nearly three years ago, ATCO I-Tek deployed its people, systems and technology to manage the split between retail and distribution functions in Alberta. Virtually



PHOTO:
In November 2006, ATCO I-Tek received the "Highest Customer Satisfaction Award in the North American Energy Sector" by the Service Quality Measurement Group Inc., an independent research company.

overnight, ATCO I-Tek added a new major client and doubled the number of end-use customers it served. It was a seamless transition that was praised by clients, government and regulators. ATCO Gas and ATCO Electric continued to serve their distribution customers, contracting with ATCO I-Tek for call centre and billing services. A new retail entity in Alberta, Direct Energy Marketing Ltd., purchased the energy retail businesses of ATCO Gas and ATCO Electric and signed a 10-year agreement with ATCO I-Tek to provide full billing and customer care for their one million brand-new retail customers.

As a business process outsourcer, ATCO I-Tek answers nearly two million customer calls, produces almost 12 million utility bills, processes in excess of 10 million payments and collects nearly $3 billion in revenue on behalf of its clients each year.

The Service Quality Measurement Group Inc. (SQM), an independent research company that measured and evaluated performance and customer satisfaction at more than 260 North American call centres last year found "Excellence" at ATCO I-Tek.

At the SQM Summit in Toronto in 2006, ATCO I-Tek was presented the energy sector's Service Quality Award of Excellence for "highest customer satisfaction" for its operation of the ATCO Gas and ATCO Electric call centres. The award is made more impressive by the fact that the oil-

TRAINING OPPORTUNITIES FOCUS ON THE DEVELOPMENT OF SKILLS NEEDED TO SUPPORT SUCCESS.

driven Alberta economy is booming: the challenge to recruit, train and retain good people is constant.

Based on the research, 90 per cent of customers were very or somewhat satisfied with the service.

With a staff of more than 900, ATCO I-Tek places a high value on training and developing its people, many of whom are long-term employees or have come from other companies within the ATCO Group. Employees are encouraged to learn and grow by moving across departments and taking on special assignments.

Training opportunities focus on the development of skills needed to support success in a person's current role as well as for future growth. Cross-functional training allows people in the back office to step to the front lines when call volumes spike. Employees are current with changes in regulations, client direction, industry, policy and process. Close interaction with supervisors provides timely performance management, constructive feedback, positive reinforcement, coaching and mentoring. ATCO I-Tek believes extra time spent mentoring and coaching is key to sustained performance.

"The 'Service Quality Award of Excellence' truly exemplifies the efforts our people make to provide the best possible customer service," says Ms. Lambright. "We achieve success by focusing on developing our people through effective training, coaching and a program of continuous improvement."

ATCO I-Tek partners in a collaborative working relationship with clients, building together the programs that deliver desired results. Clients set direction, policy and performance standards. ATCO I-Tek analyses and reports back on the impact their decisions may have on customer satisfaction and the business. After all, it is the client's reputation that ATCO I-Tek protects and serves.

"One of the biggest benefits we bring to clients is the ability to understand their business needs and complex processes and translate those needs into the right business solution," says Ms. Lambright. "Whether we are delivering a customized system, a package implementation or a combination of services, we put together the right blend of people, processes and systems to deliver the right result."

When an issue emerges, ATCO I-Tek provides potential solutions and engages the client. Everyone, from managers and supervisors to frontline staff have a shared interest in meeting clients' performance expectations.

"We have found a collaborative client-service provider relationship can pave the way for exploring further innovation or increased efficiencies jointly," says Lambright. "We work with clients — they set policy; we help them understand what works and what doesn't for customers and then recommend solutions. That is why we have been successful together."

ATCO Group

Financial Statements

MD&A

Management's Discussion & Analysis



KAREN M. WATSON

Senior Vice President
& Chief Financial Officer

Financial Achievements 2006

- Earnings per share increased to $3.28 from $2.49 in 2005, excluding the gain on sale of property in downtown Calgary in March 2006. Total earnings per share in 2006 including the gain were $3.48.
- Earnings increased by $46.3 million to $195.3 million from $149.0 million in 2005, excluding the gain on sale of property in March 2006. Total earnings in 2006 including the gain were $207.0 million.
- Dividends paid per Class I and Class II share increased by $0.06 to $0.82 from $0.76 in 2005.
- Return on common equity was 15.0 per cent compared to 11.6 per cent in 2005.
- Total assets increased by $235 million to $7.7 billion compared to $7.5 billion in 2005.
- Long term debt increased by $185 million to $2.5 billion.
- Non-recourse long term debt decreased by $55 million to $749 million.
- Share owners' equity increased by $101 million to $1.4 billion compared to $1.3 billion in 2005.
- Funds generated by operations increased by $23 million to $758 million.
- Capital expenditures were $619 million in 2006 compared to $593 million in 2005. Over the previous five years, capital expenditures averaged $602 million per year.
- ATCO issued $320 million of debentures and $61 million of other debt in 2006. ATCO redeemed $175 million of debentures and $21 million of other debt in 2006.
- ATCO redeemed $74 million of non-recourse long term debt in 2006.
- ATCO purchased $80 million of Class I Non-Voting shares in 2006.

ATCO GROUP HISTORY

1947

S.D. Southern commenced business under the name of Alberta Trailer Hire with the purchase of 15 utility trailers. Rental of these units was restricted to the Calgary area.

1951

Alberta Trailer Company imported the first U.S. mobile homes to Canada for sale to the public.

1959

ATCO completed its first export order with the shipment of equipment to Alaska. As a result, Northland Camps Inc. was incorporated as the first non-Canadian ATCO company.

1960

Boeing awarded ATCO the first of many rental contracts for the supply of housing and administrative facilities to support their minuteman IBM installation program which involved work in Montana, North Dakota, South Dakota, Missouri and Wyoming.

1961

Operations expanded to Australia with the opening of a 70,000 sq. ft. plant in Adelaide, South Australia. This plant was expanded to 110,000 sq. ft by 1971.

1965

United States manufacturing facilities opened in Nampa, Idaho. This facility was enlarged to 60,000 sq. ft. in 1970.

Calgary manufacturing was relocated from Airdrie to a 54 acre site in southwest Calgary which was named ATCO Industrial Park.

1968

ATCO Industries Ltd. became a public corporation with the sale of 700,000 common shares in March. The shares were listed for trading on the Toronto Stock Exchange.

1973

The company participated in its first oil discovery through ATCO Gas & Oil Ltd.

1975

ATCO provided emergency housing in Darwin, Northern Australia after the destruction caused by Cyclone Tracy on Christmas Day, 1974.

1977

A Saudi Arabian construction division was created to provide utilities, roads and related amenities for the growing number of housing projects undertaken in the Kingdom.

1978

ATCO purchased Thomson Industries Limited, thus becoming one of the largest land-based oilfield drilling contractors in North America.

Construction began on an 18 storey office tower at 800 - 6th Avenue S.W. in Calgary, which would be held as part of ATCO's real estate portfolio.

1980

A 58.1% controlling interest in Canadian Utilities Limited was acquired from IU International of Philadelphia. The $323 million transaction was completed in June, 1980 resulting in the company's assets totalling $1 billion dollars.

1983

To fend off the worst recession since the 1930's, ATCO cut staff by 35%.

The 17 storey Canadian Western Centre office building in Calgary was completed and held in ATCO's real estate portfolio.

AT&S Exploration Ltd., a joint venture exploration company, owned by ATCO and two partners, was formed in late 1983 to explore for oil and gas on Canadian lands in the Northwest Territories and off Canada's east coast.

1984

Canadian Utilities Centre, a 20 storey office building in Edmonton, was completed in September as the largest holding in ATCO's real estate portfolio.

1987

Frontec Logistics was formed to spearhead efforts to become a major supplier of electrical services, related technical expertise and logistical support in northern Canada.

1988

Major projects for the XV Olympic Winter Games included: the dramatic flare on top of the Calgary Tower, installed by Canadian Western Natural Gas; accommodation for 2,300 visiting international media; the Canmore Athletes' village, including chalet-style house for 600 and attached kitchen; site offices of ticket booths, concessions; the ABC TV Network Broadcast Centre and two VIP hosting facilities at Canada Olympic Park and Canmore.

Frontec was awarded a five year contract worth $114.2 million to operate and maintain Canada's North Warning System.

1990

Samuel D. Southern, who founded ATCO's initial business and continued to make a valuable contribution to the company throughout his life, passed away.

1991

In the United Kingdom, Canadian Utilities (CU) completed the financing arrangements of the Barking Power Project in east London. CU was responsible for construction supervision, employee training, plant commissioning and management.

1993

Shares of Akita Drilling Ltd. (formerly ATCO Drilling) were distributed to ATCO shareholders with the purpose of increasing shareholder values.

1994

ATCO sold the space rental assets of ATCO Enterprises Inc. to GE Capital Modular Space for $104 million.

1995

The highlight of the year was the commissioning of the 1000 MW Barking Power Station in east

1998

Reorganization within the ATCO Group of Companies included the merger and restructuring of Canadian Western Natural Gas and Northwestern Utilities into two new entities: ATCO Gas and ATCO Pipelines. Three new ventures in energy marketing and services emerged: ATCO Singlepoint, ATCO Energy and ATCO I-Tek.

ATCO Power commissioned the 180 megawatt Osborne cogeneration plant in South Australia.

1999

On April 26th the ATCO Group announced its branding initiative - the adoption of the ATCO brand by all principal operating subsidiaries. A multimedia advertising campaign accompanied the launch of the new company names and logos.

2001

ATCO Frontec provided Canadian peacekeeping logistics support in Bosnia.

ATCO Pipelines completed the 116 kilometre Muskeg River pipeline project.

ATCO Gas announced the sale of Viking-Kinsella natural gas properties for $550 million.

2003

ATCO Power opened its emission-free, 32 megawatt Oldman River hydroelectric generating facility. It is ATCO Power's first-ever hydroelectric project and its first electricity generating facility in southern Alberta.

2004

ATCO Group and Direct Energy Marketing Limited (DEML) announced that they have closed the previously announced transfer of the retail energy supply businesses of ATCO Gas and ATCO Electric to DEML. ATCO Gas and ATCO Electric will continue to own and operate the natural gas and electricity distribution systems that are used to deliver energy and will continue to provide emergency response to more than 500 communities in Alberta.

2005





ATCO
GROUP

projects in over 100 countries since 1947...

now	then



CONSOLIDATED ANNUAL RESULTS
For the Year Ended December 31, 2006

FINANCIAL ($000)	
Revenues	2,860,900
Earnings attributable to Class I and Class II shares	207,000
Total assets	7,698,500
CLASS I AND CLASS II SHARE	
Owners' equity	1,432,100
Funds generated by operations	757,600
Purchase of property, plant and equipment	619,300

FIVE YEAR TOTAL RETURN ON $100 INVESTMENT
December 31, 2001 to December 31, 2006

	CUMULATIVE RETURN	COMPOUND GROWTH RATE
ATCO Class I	$243	19.4%
ATCO Class II	$241	19.2%
S&P/TSX Composite	$185	13.1%

ALBERTA TRAILER HIRE INCOME STATEMENT
For the Year Ended March 31, 1948

RENTALS

Utility Trailers	Small Sleepers
$2.00 per day	$3.00 per day
$10.00 per week	$15.00 per week

Sales	$ 1,077.65
Less Cost of Sales	621.89
Gross Margin	$ 455.76
EXPENSES	
Advertising	$ 77.16
Bank Charges	6.21
Freight	257.60
Insurance	209.22
Legal	42.03
Postage, Printing	197.67
Rent	57.50
Repairs	71.19
Supplies	41.17
Taxes	8.05
Telephone	60.30
Travel	10.00
Utilities	10.05
Wages	4.00
	$ 1,052.15
Net Loss	$ (596.39)



1400 / 1500 / 1600, 909 - 11TH AVENUE SW CALGARY, ALBERTA (CANADA) T2R 1N6 WWW.ATCO.COM

IVERSIFIED, CANADIAN BASED, INTERNATIONAL GROUP OF COMPANIES


SPECIAL INSERT
60TH ANNIVERSARY
LOAD

ATCO GROUP

An Alberta based group of companies focused on profitable sustainable growth and achievement with more than 7000 people actively engaged worldwide in Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services.

www.atco.com

S.F. (SETT) POLICICCHIO, PRESIDENT
WWW.ATCOELECTRIC.COM

- Headquartered in Edmonton, Alberta
- 37 offices throughout northern and east-central Alberta
- Subsidiaries include Northland Utilities and Yukon Electrical
- 1,088 employees
- Serves more than 191,000 customers in 245 communities
- 84% of electricity delivered is to industrial and commercial customers
- Owns and maintains 67,800 km of power lines

R.J. (BOB) MYLES, PRESIDENT
WWW.ATCOPIPELINES.COM

- Headquartered in Calgary, Alberta
- Approximately 300 employees
- 269 transportation customers
- On-system receipts exceed 1.3 billion cubic feet per day
- Peak day delivery demand of 3.7 PJ
- Owns and operates 8,419 km of pipeline
- 229 receipt points on the pipeline
- Interconnections to other pipeline systems to facilitate access to multiple intra-Alberta and export markets

R.J. (RICK) BROUWER, PRESIDENT
WWW.ATCOPOWER.COM

- Headquartered in Calgary, Alberta
- More than 425 employees
- Developer, construction manager, owner and operator of technologically advanced and environmentally progressive independent power generation plants
- Operates 19 power generation plants in Canada, the United Kingdom and Australia
- Combined capacity of more than 4,800 MW, and a total ownership interest of 2,695 MW in these plants

K.J. (KEVIN) CUMMING, PRESIDENT
WWW.ATCOMIDSTREAM.COM

- Headquartered in Calgary, Alberta
- 160 employees
- Works with natural gas producers to gather, process and store gas and extract liquids
- Owns or has interests in 11 natural gas gathering and processing and gas extraction facilities across Alberta and Saskatchewan
- 1,000 km of natural gas field gathering lines
- Processing capacity of more than 1.5 billion cubic feet per day
- Manages the operation of the Carbon Gas Storage Facility

ATCO I-Tek

R.L. (BOBBI) LAMBRIGHT, PRESIDENT
WWW.ATCOITEK.COM

- Headquartered in Edmonton, Alberta
- Provides reliable large-scale billing, customer care and information technology solutions
- 900 employees
- Produces more than 12 million utility bills and processes almost 11 million payments annually
- Answers more than two million customer calls each year
- Provides fully integrated technology solutions
- Supports more than 900 desktop and specialized business applications

ATCO Travel

R.L. (VAUGHAN) PAYNE, PRESIDENT
WWW.ATCOTRAVEL.COM

- Offices in Calgary, Edmonton, Fort McMurray and Ottawa
- Provides Corporate Travel Management services
- More than 100,000 air travel transactions performed per year
- Group and Incentive Travel management
- Cruise and vacation specialists
- Corporate Charter operations
- Web-based online booking tool and reporting system
- 24-hour toll-free Emergency Travel Assistance

ATCO Structures

M.M. (MICHAEL) SHAW, PRESIDENT
WWW.ATCOSTRUCTURES.COM

- Headquartered in Calgary, Alberta
- More than 1,400 employees worldwide
- Manufactures and supplies a wide range of modular buildings including workforce accommodation, kitchen/dining units, recreation facilities, offices and custom-designed products for sale, lease and rent
- Complete turnkey solutions: engineering/design, manufacturing, transportation, installation, site services, parts and service
- Manufacturing facilities in 8 locations across North America, South America and Australia
- Products supplied to more than 100 countries worldwide

ATCO Noise Management

B.I. (BORIS) RASSIN, PRESIDENT
WWW.ATCONOISE.COM

- Headquartered in Calgary, Alberta
- Largest turn-key industrial noise control company in North America with 90 employees
- Developed laboratory and field tested proprietary acoustical technologies
- Zero lost time accidents since 1998
- Products include: acoustical buildings, enclosures, barriers, gas turbine inlet, anti-icing and exhaust systems
- Provided noise control solutions for more than 1,200 projects worldwide
- Offices in Ontario, the United Kingdom and Brazil with sales reps in Spain, Israel and the United States

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements, management's discussion and analysis of financial condition and results of operations and other financial information relating to the Corporation contained in this annual report. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles using methods appropriate for the industries in which the Corporation operates and necessarily include some amounts that are based on informed judgments and best estimates of management. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

Management has established internal accounting control systems to meet its responsibility for reliable and accurate reporting. These control systems are subject to periodic review by the Corporation's internal auditors.

PricewaterhouseCoopers, our independent auditors, are engaged to express a professional opinion on the consolidated financial statements.

The Board of Directors, through its Audit Committee comprised entirely of outside Directors, oversees management's responsibilities for financial reporting. The Audit Committee meets regularly with management, the internal auditors and the independent auditors to discuss auditing and reporting on financial matters, to assure that management is carrying out its responsibilities and to review and approve the consolidated financial statements. The auditors have full and free access to the Audit Committee and management.

K.M. Watson
Senior Vice President & Chief Financial Officer

P.G. Wright
Vice President, Finance and Controller

February 21, 2007

AUDITORS' REPORT

TO THE SHARE OWNERS OF ATCO LTD.

We have audited the consolidated balance sheets of ATCO Ltd. as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement preparation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

February 21, 2007

ATCO LTD.

CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

(Millions of Canadian Dollars except per share data)

		Three Months Ended December 31		Year Ended December 31	
	Note	**2006**	2005	**2006**	2005
		(Unaudited)			
Revenues		**$ 809.4**	$ 788.5	**$2,860.9**	$2,859.6
Costs and expenses					
Natural gas supply		**9.6**	17.6	**34.2**	159.7
Purchased power		**12.5**	12.2	**46.1**	45.4
Operation and maintenance		**344.6**	340.2	**1,249.2**	1,250.2
Selling and administrative		**88.7**	63.5	**249.3**	223.3
Depreciation and amortization		**105.8**	92.9	**378.6**	337.9
Interest	8, 13	**58.2**	54.2	**236.4**	223.2
Dividends on preferred shares		**2.1**	2.1	**8.6**	8.6
Franchise fees		**42.4**	49.5	**150.4**	152.3
		663.9	632.2	**2,352.8**	2,400.6
		145.5	156.3	**508.1**	459.0
Gain on sale of property	3	**-**	-	**14.3**	-
Interest and other income	7	**20.3**	12.1	**64.7**	41.9
Earnings before income taxes and non-controlling interests		**165.8**	168.4	**587.1**	500.9
Income taxes	8	**53.2**	64.2	**188.7**	187.7
		112.6	104.2	**398.4**	313.2
Non-controlling interests	9	**56.6**	52.0	**191.4**	164.2
Earnings attributable to Class I and Class II shares	3	**56.0**	52.2	**207.0**	149.0
Retained earnings at beginning of period		**1,261.6**	1,158.5	**1,196.6**	1,101.0
		1,317.6	1,210.7	**1,403.6**	1,250.0
Dividends on Class I and Class II shares		**12.0**	11.3	**48.7**	45.5
Purchase of Class I shares		**25.2**	2.8	**74.5**	7.9
Retained earnings at end of period		**$ 1,280.4**	$1,196.6	**$ 1,280.4**	$1,196.6
Earnings per Class I and Class II share	16	**$ 0.95**	$ 0.87	**$ 3.48**	$ 2.49
Diluted earnings per Class I and Class II share	16	**$ 0.95**	$ 0.86	**$ 3.45**	$ 2.46
Dividends paid per Class I and Class II share	16	**$ 0.205**	$ 0.19	**$ 0.82**	$ 0.76

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

		December 31	
	Note	**2006**	2005
ASSETS			
Current assets			
Cash and short term investments	19	**$ 880.8**	$ 894.4
Accounts receivable		**441.8**	434.8
Inventories		**120.1**	109.8
Regulatory assets	2	**13.3**	19.1
Prepaid expenses		**27.5**	24.7
		1,483.5	1,482.8
Property, plant and equipment	10	**5,870.1**	5,601.4
Goodwill		**71.2**	71.2
Regulatory assets	2	**43.2**	35.0
Other assets	11	**230.5**	273.1
		$7,698.5	$7,463.5
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	12	**$ 15.1**	$ 23.3
Accounts payable and accrued liabilities		**431.4**	424.7
Income taxes payable		**31.9**	29.6
Future income taxes	8	**0.3**	4.1
Regulatory liabilities	2	**0.5**	6.4
Long term debt due within one year	13	**1.6**	0.6
Non-recourse long term debt due within one year	13	**65.7**	64.1
		546.5	552.8
Future income taxes	8	**229.0**	217.0
Regulatory liabilities	2	**148.8**	161.9
Deferred credits	14	**237.3**	260.3
Long term debt	13	**2,458.8**	2,273.5
Non-recourse long term debt	13	**749.0**	804.3
Preferred shares	15	**150.0**	150.0
Non-controlling interests	9	**1,747.0**	1,712.6
Class I and Class II share owners' equity			
Class I and Class II shares	16	**149.5**	148.3
Contributed surplus	17	**1.7**	1.1
Retained earnings		**1,280.4**	1,196.6
Foreign currency translation adjustment		**0.5**	(14.9)
		1,432.1	1,331.1
		$7,698.5	$7,463.5

N.C. SOUTHERN
DIRECTOR

B.P. DRUMMOND
DIRECTOR

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

(Millions of Canadian Dollars)

		Three Months Ended December 31		Year Ended December 31	
	Note	**2006**	2005	**2006**	2005
		(Unaudited)			
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 56.0**	$ 52.2	**$207.0**	$149.0
Adjustments for:					
Depreciation and amortization		**105.8**	92.9	**378.6**	337.9
Future income taxes		**12.2**	0.6	**4.2**	9.1
Non-controlling interests		**56.6**	52.0	**191.4**	164.2
Gain on sale of property – net of income taxes	3	**-**	-	**(11.7)**	-
Deferred availability incentives		**(41.0)**	14.5	**(20.2)**	13.7
TXU Europe settlement – net of income taxes	6	**(3.3)**	(3.7)	**(1.6)**	45.8
Other		**5.2**	0.4	**9.9**	15.7
Funds generated by operations		**191.5**	208.9	**757.6**	735.4
Changes in non-cash working capital	18	**(47.7)**	(0.3)	**(23.8)**	87.7
Cash flow from operations		**143.8**	208.6	**733.8**	823.1
Investing activities					
Purchase of property, plant and equipment		**(199.0)**	(200.3)	**(619.3)**	(592.8)
Proceeds on transfer of retail energy supply businesses - net of income taxes and non-controlling interests	4	**-**	-	**-**	43.4
Proceeds on sale of property – net of income taxes	3	**-**	-	**15.1**	-
Proceeds (costs) on disposal of other property, plant and equipment		**(3.3)**	(0.6)	**(2.9)**	2.6
Contributions by utility customers for extensions to plant		**20.1**	6.7	**81.3**	44.1
Non-current deferred electricity costs		**(8.7)**	(5.7)	**4.5**	(15.7)
Changes in non-cash working capital	18	**16.6**	24.5	**(15.8)**	(6.0)
Income tax reassessment	8	**-**	-	**(12.8)**	-
Other		**1.2**	(0.2)	**(3.7)**	(7.0)
		(173.1)	(175.6)	**(553.6)**	(531.4)
Financing activities					
Issue of long term debt		**322.3**	188.7	**381.2**	235.5
Repayment of long term debt		**(185.1)**	(36.8)	**(195.5)**	(181.2)
Repayment of non-recourse long term debt		**(15.8)**	(11.6)	**(73.5)**	(60.7)
Net issue (purchase) of Class A shares by subsidiary		**1.9**	(2.7)	**(67.5)**	(2.7)
Net purchase of Class I shares		**(24.5)**	(2.1)	**(73.4)**	(3.8)
Dividends paid to Class I and Class II share owners		**(12.0)**	(11.3)	**(48.7)**	(45.5)
Dividends paid to non-controlling interests in subsidiary		**(26.2)**	(25.8)	**(120.4)**	(103.1)
Changes in non-cash working capital	18	**0.1**	2.4	**0.8**	3.6
Other		**(2.9)**	(1.8)	**(4.3)**	(0.3)
		57.8	99.0	**(201.3)**	(158.2)
Foreign currency translation		**11.1**	0.2	**15.7**	(12.1)
Cash position [1]					
Increase (decrease)		**39.6**	132.2	**(5.4)**	121.4
Beginning of period		**826.1**	738.9	**871.1**	749.7
End of period		**$865.7**	$871.1	**$865.7**	$871.1

[1] *Cash position consists of cash and short term investments less current bank indebtedness.*

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

(tabular amounts in millions of Canadian dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments (the "Corporation"). Principal subsidiaries are ATCO Structures (100% owned) and its subsidiaries, ATCO Noise Management (100% owned), ATCO Resources (100% owned) and Canadian Utilities Limited (52.4% owned) and its subsidiaries ("Canadian Utilities"). Principal operations are Industrials (ATCO Structures, ATCO Noise Management), Utilities (ATCO Electric, ATCO Gas, ATCO Pipelines), Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources) and Global Enterprises (ATCO Midstream, ATCO Frontec, ATCO I-Tek). Significant joint venture investments consist principally of power generation plants; a substantial portion of Power Generation's operations are conducted through joint ventures.

Certain comparative figures have been reclassified to conform to the current presentation.

Rate Regulation

ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations". Accounting for rate regulated operations is described in Note 2.

Use of Estimates

The preparation of the Corporation's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Revenue Recognition

For regulated operations, revenues are recognized in a manner that is consistent with the underlying rate design as mandated by the regulator.

Revenues from ATCO Gas' regulated distribution of natural gas include variable charges, which are recognized on the basis of meter readings upon delivery of natural gas to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues from the sale of natural gas by ATCO Gas from storage, which ended on March 31, 2005, were recognized upon delivery.

Revenues from ATCO Electric's regulated distribution of electricity include variable charges, which are recognized on the basis of meter readings upon delivery of electricity to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues for the use of ATCO Electric's regulated transmission facilities are based on an annual tariff and are recognized evenly throughout the year.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues from ATCO Pipelines' regulated transportation of natural gas are recognized on the basis of contractual arrangements. For certain services, revenues are recognized on the basis of meter readings upon delivery of natural gas to customers and include an estimate of usage not yet billed.

Revenues from regulated sales and distribution of natural gas and electricity by other regulated operations, excluding Alberta Power (2000), are recognized upon delivery, primarily on the basis of meter readings, and include an estimate of usage not yet billed.

Revenues from generating plants are recognized upon delivery of output or upon availability of delivery as prescribed by contractual arrangements. Incentives and penalties associated with Power Purchase Arrangements ("PPA") are recognized as described under the accounting policy for deferred availability incentives.

Revenues from ATCO Midstream's natural gas storage and processing capacity are recognized on the basis of contractual arrangements, and revenues from the sale of natural gas liquids are recognized upon delivery.

Revenues from the supply of contracted services are recorded by the percentage of completion method; full provision is made for any anticipated loss. Other revenues are recognized when products are delivered or services are provided.

Natural Gas Supply

Natural gas supply expense for regulated operations, which consists of natural gas volumes purchased for sales to customers (see Note 4 regarding natural gas supply of regulated operations following the transfer of retail energy supply businesses by ATCO Gas and ATCO Electric in 2004), is based on actual costs incurred.

Natural gas supply expense for other subsidiaries, which consists of natural gas volumes purchased for natural gas liquids extraction and sales to third parties, is based on actual costs incurred.

Purchased Power

Purchased power expense in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and unamortized contributions by utility customers for extensions to plant.

Regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the Alberta Energy and Utilities Board ("AEUB") for debt and equity capital. Property, plant and equipment in the other subsidiaries include capitalized interest incurred during construction.

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, are approved by the AEUB and include a provision for future removal costs and site restoration costs (see the accounting policy for asset retirement obligations below). On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Property, plant and equipment and intangible assets with finite lives are tested for recoverability whenever events or changes in circumstances indicate a possible impairment. An impairment of property, plant and equipment and intangible assets with finite lives is recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques.

Goodwill

Goodwill is not amortized. The carrying value of goodwill is subject to an impairment test annually, or more frequently if events or circumstances indicate impairment. If the carrying value of the reporting unit to which goodwill has been assigned exceeds its fair value, then, with respect to the reporting unit's goodwill, any excess of its carrying value over its fair value is expensed.

Deferred Financing Charges

Issue costs of long term debt are amortized over the life of the debt, issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue and issue costs of preferred shares relating to other subsidiaries are charged to retained earnings. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques.

An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

Effective January 1, 2006, the Corporation retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") Emerging Issues Abstract regarding conditional asset retirement obligations. This abstract requires an entity to record a liability for an asset retirement obligation where the timing and/or method of settlement are conditional upon the occurrence of a future event that may or may not be within the control of the entity. Adoption of this abstract had no effect on the consolidated financial statements for the year ended December 31, 2006.

Long Term Debt Due Within One Year

When the Corporation intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on the Corporation's behalf with respect thereto, or sufficient capacity exists under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee Future Benefits

The Corporation accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

Pension plan assets at the end of the year are reported at market value. The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

Pursuant to an AEUB decision effective January 1, 2000, the regulated operations, excluding Alberta Power (2000), are required to expense contributions for other post employment benefit and certain other defined benefit pension plans as paid. The differences between the amounts accrued and paid are deferred in non-current regulatory assets and liabilities.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock Based Compensation Plans

The Corporation expenses stock options granted by ATCO Ltd. and its subsidiary, Canadian Utilities Limited, on and after January 1, 2002; no compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by GAAP. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted. The fair value of the ATCO Ltd. options is recorded as compensation expense and contributed surplus. Contributed surplus is reduced as the ATCO Ltd. options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. The fair value of the Canadian Utilities Limited options is recorded as compensation expense and non-controlling interests. Non-controlling interests remain unchanged when Canadian Utilities Limited stock options are exercised.

No compensation expense is recognized when share appreciation rights are granted. Prior to vesting, compensation expense arising from an increase or decrease in the market price of the shares over the base value of the rights is accrued equally over the remaining months to the date of vesting. After that date, compensation expense arising from an increase or decrease in the market price of the shares is recognized monthly in earnings.

Effective January 1, 2006, the Corporation retroactively adopted the CICA Emerging Issues Abstract regarding stock based compensation for employees eligible to retire before the vesting date. This abstract requires an entity to recognize the compensation cost attributable to such an award over the period from grant date to the date the employee becomes eligible to retire. Since the Corporation does not have stock based compensation plans that contain such provisions, adoption of this abstract had no effect on the consolidated financial statements for the year ended December 31, 2006.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of self-sustaining foreign operations are included in the foreign currency translation adjustment in share owners' equity.

Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange for the year. Gains or losses on translation of integrated foreign operations are recognized in earnings.

Transactions undertaken by Canadian operations that are denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the transaction date.

2. ACCOUNTING FOR RATE REGULATED OPERATIONS

Nature and economic effects of rate regulation

ATCO Electric, ATCO Gas and ATCO Pipelines (the "utilities") are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the earlier of one year after the expiry of a PPA or a decision to continue to operate the plant. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

The utilities are subject to a cost of service regulatory mechanism under which the AEUB establishes the revenues required (i) to recover the forecast operating costs, including depreciation and amortization and income taxes, of providing the regulated service, and (ii) to provide a fair and reasonable return on utility investment, or rate base. Whereas actual operating conditions may vary from forecast, actual returns achieved can differ from approved returns.

Rate base for each utility is the aggregate of the AEUB approved investment in property, plant and equipment, less accumulated depreciation, plus an allowance for working capital. Rate base also excludes no-cost capital, which consists of unamortized contributions by utility customers for extensions to plant. The utilities earn a return on rate base intended to meet the cost of the debt and preferred share components of rate base and to provide share owners with a fair return on the common equity component of rate base.

The AEUB approves rates of return for the debt and preferred share components of rate base based on the actual or forecast weighted average cost of each utility's debt and preferred shares. On July 2, 2004, the AEUB established a standardized approach for determining the rate of return on common equity for each utility regulated by the AEUB. This rate of return will be adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Government of Canada bond yields for the month of October as reported in the National Post. In January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the utilities' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

2. ACCOUNTING FOR RATE REGULATED OPERATIONS (CONTINUED)

The AEUB also established the appropriate capital structure for each utility and determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

Under the cost of service methodology, the utilities seek approval for their revenue requirement either through submission of general rate applications to the AEUB or a negotiated settlement process with interested parties. In the latter case, the AEUB monitors the negotiated settlement process and approves any agreement that is reached. The AEUB may approve interim rates or approve the recovery of costs on a placeholder basis, subject to final determination.

Financial statement effects of rate regulation

Certain items in these consolidated financial statements are accounted for differently than they would be in the absence of rate regulation. CICA recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP.

Where regulatory decisions dictate, the utilities defer certain costs or revenues as assets or liabilities on the balance sheet and record them as expenses or revenues in the earnings statement as they collect or refund amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period that the AEUB renders a subsequent decision.

Circumstances in which rate regulation affects the accounting for a transaction or event are described below. For these regulatory items, the expected recovery or settlement period, or likelihood of recovery or settlement, is affected by risks and uncertainties relating to the ultimate authority of the regulator in determining the item's treatment for rate setting purposes, and, unless specifically indicated, is indeterminate.

The regulatory assets and liabilities comprise the following:

	2006	2005
Regulatory assets – current:		
Deferred hearing costs	**$ -**	$ 8.8
Deferred electricity costs	**1.7**	-
Other regulatory assets	**11.6**	10.3
	$ 13.3	$ 19.1
Regulatory assets – non-current:		
Regulatory other post employment benefits asset (Note 21)	**$ 27.6**	$ 22.0
Deferred electricity costs	**7.1**	5.4
Deferred hearing costs	**1.4**	1.6
Reserves for injuries and damages	**2.0**	5.4
Other regulatory assets	**5.1**	0.6
	$ 43.2	$ 35.0
Regulatory liabilities – current:		
Deferred electricity cost recoveries	**$ -**	$ 4.0
Reserves for injuries and damages	**-**	0.8
Other regulatory liabilities	**0.5**	1.6
	$ 0.5	$ 6.4
Regulatory liabilities – non-current:		
Regulatory pension liability (Note 21)	**$118.7**	$139.4
Deferred royalty credits	**19.7**	18.1
Deferred electricity cost recoveries	**6.2**	-
Deferred hearing costs	**0.4**	2.6
Reserves for injuries and damages	**2.8**	0.8
Other regulatory liabilities	**1.0**	1.0
	$148.8	$161.9

2. ACCOUNTING FOR RATE REGULATED OPERATIONS (CONTINUED)

Employee future benefits

The Corporation accrues for its obligations under defined benefit pension and other post employment benefit plans. The regulatory asset (liability) reflects an AEUB decision, effective January 1, 2000, to record costs of employee future benefits in the utilities when paid rather than accrued. The variances between the amounts paid and accrued for each of the defined benefit pension plans and the other post employment benefit plans will vary depending on the performance of plan assets and the actuarial valuations of plan obligations. These variances will be deferred until the plans are paid, settled or terminated.

GAAP requires that the variances between the amounts accrued and paid be recognized as an expense or reduction in expense in the period in which they are accrued. Consequently, defined benefit pension plan cost in 2006 would have been $19.5 million higher (2005 – $1.6 million lower), and other post employment benefit plan cost in 2006 would have been $3.5 million higher (2005 – $3.3 million higher), in the absence of rate regulation.

Upon the adoption of the current accounting standard in 2000, the utilities had recorded deferred pension assets of $23.0 million. The utilities have been earning an AEUB approved rate of return on these assets through customer rates as the assets form part of the utilities' AEUB approved rate base. In the absence of rate regulation, the utilities would not be able to earn a return on these assets. Consequently, revenues in 2006 would have been $1.7 million lower (2005 – $2.1 million lower). On October 11, 2006, the AEUB issued a decision that approved recovery of these assets for a nine-year period commencing January 1, 2005 and permitted the utilities to continue to earn an AEUB approved rate of return on the unrecovered portion of these assets over the recovery period. In 2006, the utilities amortized $5.1 million (2005 – nil) of the deferred pension asset.

Deferred electricity costs (recoveries)

Variances between ATCO Electric's actual and forecast transmission access payments may arise due to changes in tariffs charged by the Alberta Power Pool. The amount included in customer rates is based on forecast cost. Revenues are adjusted for changes in tariffs, and the variances are deferred until approval from the AEUB is obtained for refund to or collection from customers, which is expected to occur in the following year. GAAP requires that revenues be based on the rates approved by the AEUB and not adjusted for variances between forecast and actual costs.

In Alberta, major transmission capital projects are planned by the Alberta Power Pool and directly assigned to one of the transmission facility owners in the province. Revenue requirement includes a return on forecast rate base. Whereas actual capital costs may vary from forecast capital costs, variances may arise between the return on forecast rate base and the return on actual rate base. Revenues are adjusted for these variances, and the variances are deferred until approval from the AEUB is obtained for refund to or collection from the Alberta Power Pool, which is expected to occur in the following year. GAAP requires that revenues be based on the rates approved by the AEUB and not adjusted for variances between the returns on forecast and actual rate base.

Consequently, revenues in 2006 would have been $1.2 million lower (2005 – $23.4 million lower) in the absence of rate regulation.

Deferred hearing costs

The utilities incur hearing costs on an ongoing basis associated with various AEUB regulatory proceedings. These costs are comprised primarily of legal and consulting expenses incurred by the utilities in addition to costs incurred by intervenor groups that have been reimbursed by the utilities as directed by the AEUB. Hearing costs are deferred to the balance sheet and are expensed using AEUB approved annual amounts that are collected through customer rates. Variances between the approved annual amounts and actual costs incurred are deferred until the next general rate application or until a specific application is made to the AEUB requesting recovery from or refund to customers. GAAP requires that hearing costs be expensed in the period in which they are incurred.

2. ACCOUNTING FOR RATE REGULATED OPERATIONS (CONTINUED)

Consequently, expenses in 2006 would have been $6.8 million lower (2005 – $4.0 million higher) in the absence of rate regulation.

Reserves for injuries and damages

The AEUB has approved the use of reserves for injuries and damages by the utilities as a means of self-insurance. The reserves for injuries and damages are established based on annual amounts approved by the AEUB to be expensed by each utility and collected through customer rates. Variances between the approved annual amounts and actual costs incurred are deferred until the following general rate application or until a specific application is made to the AEUB requesting recovery from or refund to customers. GAAP requires that claims be expensed in the period in which they are incurred. Consequently, expenses in 2006 would have been $3.6 million lower (2005 – $1.1 million lower) in the absence of rate regulation.

For Alberta Power (2000), reserves for injuries and damages are recoverable under the terms of the PPA's on a straight line basis through 2008. GAAP requires that claims be expensed in the period in which they are incurred. Consequently, expenses in 2006 would have been $1.0 million lower (2005 – $1.0 million lower) in the absence of rate regulation.

Deferred royalty credits

Under the terms of PPA's, the compensation for certain royalties incurred by Alberta Power (2000) for coal supply are averaged over the term of each PPA. As such, royalty costs incurred are deferred and expensed on the same average cost basis as reflected in the underlying PPA revenues. GAAP requires that royalty costs be expensed in the period in which they are incurred. Consequently, expenses in 2006 would have been $1.6 million lower (2005 – $4.0 million lower) in the absence of rate regulation.

Other regulatory assets and liabilities

Other regulatory assets and liabilities include the following:

a) ATCO Gas has received AEUB approval to defer:
   i) Bad debt and collection agency fees incurred after June 1, 2004 related to billings prior to that date and associated late payment charges net of bad debt recoveries of $(0.1) million (2005 – $1.4 million);
   ii) Charges from the Government of Alberta for funding of the office of the Utilities Consumer Advocate and the Consumer Protection and Consumer Choice Campaign, net of AEUB approved recoveries from customers, of $(0.6) million (2005 – $1.0 million); and,
   iii) Removal and abandonment costs related to previously disposed of production properties, net of AEUB approved recoveries from customers, of nil (2005 – $5.0 million).

   Variances between the approved annual amounts and actual costs are deferred until the following general rate application or until a specific application is made to the AEUB requesting recovery from or refund to customers. GAAP requires that these net costs be expensed in the period in which they are incurred. Consequently, expenses in 2006 would have been $8.1 million lower (2005 – $2.1 million higher) in the absence of rate regulation. Liabilities of $0.7 million are included in non-current regulatory liabilities (2005 – $6.9 million in current regulatory assets and $0.5 million in non-current regulatory assets).

b) In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre. In December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada renders a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds thereon. The Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006 and the AEUB complied with that decision on August 11, 2006. Subsequently, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds from the sale of the Red Deer Operating Centre. On December 13, 2006, the AEUB issued a decision on approving the distribution of the proceeds to ATCO Gas. GAAP requires that gains and losses

2. ACCOUNTING FOR RATE REGULATED OPERATIONS (CONTINUED)

related to asset dispositions be recognized in the period the disposition was made. Consequently, revenues in 2006 would have been $1.0 million lower (2005 – $1.0 million higher) in the absence of rate regulation.

c) ATCO Pipelines has received AEUB approval to defer the variances between actual and AEUB approved forecast revenues and costs associated with the movement (receipt or delivery) of natural gas between ATCO Pipelines' system and other connected pipeline systems. ATCO Pipelines expects that the recovery of these deferral accounts will occur in the next general rate application. GAAP requires that actual revenues and costs be recognized in the period in which they are earned or incurred. Consequently, revenues in 2006 would have been $0.9 million higher (2005 – $0.1 million lower) and expenses would have been $0.6 million lower (2005 – $1.6 million lower) in the absence of rate regulation. Assets of $2.7 million and $0.2 million (2005 – $2.2 million and nil) are included in current regulatory assets and non-current regulatory assets, respectively, and liabilities of $0.5 million and $0.3 million (2005 – $1.6 million and nil) are included in current regulatory liabilities and non-current regulatory liabilities, respectively.

d) ATCO Pipelines has received AEUB approval to establish a deferral account for the Salt Cavern Storage facility to collect (i) the revenue requirements for return on rate base and associated income taxes related to the necessary working capital for the natural gas in storage, and (ii) the gains or losses associated with the sale of natural gas in the market upon withdrawal from storage. ATCO Pipelines is required to submit an application to the AEUB, either separately or in conjunction with a general rate application for that particular year, requesting recovery from or refund to customers of the deferral amount should the deferral account exceed $2.0 million at the end of the annual injection/withdrawal cycle on March 31 of a particular year. GAAP requires that actual revenues and costs be recognized in the period in which they are earned or incurred. Consequently, revenues in 2006 would have been $2.6 million lower (2005 – $1.2 million lower) in the absence of rate regulation. Assets of $3.7 million are included in non-current regulatory assets (2005 – $1.2 million in current regulatory assets) in the balance sheet.

e) In 2006, ATCO Pipelines received AEUB approval to establish deferral accounts to collect the costs and revenues arising from load balancing transactions. Load balancing requires the purchase or sale of natural gas to maintain appropriate operating pressures on ATCO Pipelines' North and South transmission pipeline systems. Should the deferral account for either North or South exceed $2.0 million, ATCO Pipelines may submit an application to the AEUB requesting recovery from or refund to customers of that particular deferral amount. GAAP requires that actual revenues and costs be recognized in the period in which they are earned or incurred. Consequently, expenses in 2006 would have been $8.9 million higher in the absence of rate regulation. Assets of $8.9 million are included in current regulatory assets in the balance sheet.

Other items affected by rate regulation

The AEUB permits an allowance for funds used ("AFU"), based on each utility's weighted average cost of capital, to be included in rate base. AFU is also included in the cost of property, plant and equipment for financial reporting purposes, and is depreciated as part of the total cost of the related asset, based on the expectation that depreciation expense, including the AFU component, will be approved for inclusion in future customer rates. Since AFU includes preferred share and common equity components, it exceeds the amount allowed to be capitalized in similar circumstances in the absence of rate regulation.

The utilities and the generating plants of Alberta Power (2000) follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of its rates. When future income taxes are not included in the income tax component of current rates, such future income taxes are not recognized to the extent that they will be recovered from customers through inclusion in future rates. GAAP requires the recognition of all future income tax liabilities and future tax assets in the absence of rate regulation (see Note 8).

3. SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased 2006 earnings by $11.7 million.

4. TRANSFER OF RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, and the remainder was paid on May 4, 2005. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

ATCO Pipelines, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical did not participate in this transfer and continue to purchase natural gas and electricity for sale to customers. In addition, the AEUB issued a decision that directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005, and issued a decision that terminated ATCO Pipelines' obligation to purchase natural gas for sale to customers effective October 31, 2005.

Although ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations to DEML contemplated under the transaction agreements.

5. REGULATORY MATTERS

On March 17, 2006, ATCO Electric received a decision on its general tariff application for 2005 and 2006 which was filed with the AEUB in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, further reduced earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and will be 8.51% for 2007. The final impact of the decision will not be known until a subsequent regulatory process is

5. REGULATORY MATTERS (CONTINUED)

finalized. A decision from the AEUB with respect to a second regulatory process that was pending at the end of 2005 was received on October 11, 2006; the effect of this decision on the earnings of the Corporation was not material.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

6. TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement was reached with respect to Barking Power's claim.

Barking Power received a total of four distributions in settlement of its claim: a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million; a second distribution of £32.2 million (approximately $69.6 million) on August 2, 2005, of which the Corporation's share was $17.7 million; a third distribution of £31.8 million (approximately $65.2 million) on January 19, 2006, of which the Corporation's share was $16.6 million; and a final distribution of £3.0 million (approximately $6.2 million) on July 20, 2006, of which the Corporation's share was $1.6 million. Income taxes of approximately $28.1 million relating to the distributions have been paid. Income taxes of approximately $0.4 million relating to the final distribution will be paid in 2007 as part of the Corporation's normal tax installments.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

7. INTEREST AND OTHER INCOME

	2006	2005
Interest	**$43.1**	$32.1
Allowance for funds used by regulated operations	**9.3**	7.0
Gains on dispositions of other property, plant and equipment	**8.3**	2.1
Other	**4.0**	0.7
	$64.7	$41.9

8. INCOME TAXES

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2006		2005	
Earnings before income taxes and non-controlling interests	**$ 587.1**	**%**	$500.9	%
Income taxes, at statutory rates	**$ 231.8**	**39.5**	$203.5	40.6
Dividends on preferred shares	**2.8**	**0.5**	3.5	0.7
Federal general tax reduction [1]	**(25.8)**	**(4.4)**	(18.9)	(3.8)
Manufacturing and processing tax credit	**(7.8)**	**(1.3)**	(7.5)	(1.5)
Resource allowance	**(1.6)**	**(0.3)**	(2.8)	(0.5)
Crown royalties and other non-deductible Crown payments	**0.7**	**0.1**	1.1	0.2
Foreign tax rate variance	**(9.5)**	**(1.6)**	(8.0)	(1.6)
Non-deductible interest on foreign financing	**1.3**	**0.2**	1.4	0.3
Large Corporations Tax	**-**	**-**	8.5	1.7
Change in future income taxes resulting from reduction in tax rates	**(15.0)**	**(2.6)**	-	-
Change in method of accounting for future income taxes in certain regulated operations	**(4.0)**	**(0.7)**	-	-
Unrecorded future income taxes relating to regulated operations	**2.5**	**0.4**	1.0	0.2
H.R. Milner income tax reassessment	**7.4**	**1.3**	-	-
Other	**5.9**	**1.0**	5.9	1.2
	188.7	**32.1**	187.7	37.5
Current income taxes	**197.1**		196.4	
Future income taxes (recoveries)	**$ (8.4)**		$ (8.7)	

[1] *The federal general tax reduction of 7% is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance. An additional federal tax reduction of 5% (2005 – 3%) is applicable to earnings that have benefited from the resource allowance.*

The future income tax liabilities (assets) comprise the following:

	2006	2005
Property, plant and equipment	**$242.3**	$243.7
Deferred assets and liabilities	**(14.0)**	(23.8)
Tax loss carryforwards	**(0.2)**	(0.3)
Other	**1.2**	1.5
	229.3	221.1
Less: Amounts included in current future income taxes	**0.3**	4.1
	$229.0	$217.0

At December 31, 2006, unrecorded future income tax liabilities of the regulated operations amounted to $141.3 million and unrecorded future income tax assets of other operations amounted to $1.5 million. The liabilities include $14.6 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

In 2006, the Canada Revenue Agency ("CRA") issued a reassessment for Alberta Power (2000)'s 2001 taxation year. The CRA's reassessment treats the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is a $12.4 million increase in interest and income tax expense, a $6.4 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $16.4 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $6.4 million in 2006.

8. INCOME TAXES (CONTINUED)

There are tax loss carryforwards of $0.4 million for Canadian subsidiary corporations and $10.6 million for foreign subsidiary corporations for which no tax benefit has been recorded. The losses for Canadian subsidiary corporations begin to expire in 2010; $0.8 million of the losses for foreign subsidiary corporations begin to expire in 2007 and $9.8 million do not expire.

There are net capital loss carryforwards of $5.1 million for ATCO Ltd. and a Canadian subsidiary corporation for which no tax benefit has been recorded.

Income taxes paid amounted to $195.3 million (2005 – $184.6 million).

9. NON-CONTROLLING INTERESTS

	2006	2005
Non-controlling interests in Canadian Utilities:		
Equity preferred shares		
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	**$ 426.5**	$ 426.5
Perpetual Cumulative Second Preferred Shares, at 4.35% to 5.25%	**210.0**	210.0
Class A non-voting and Class B common shares	**1,110.5**	1,076.1
	$1,747.0	$1,712.6
Non-controlling interests in the earnings of Canadian Utilities:		
Equity preferred share dividends	**$ 35.8**	$ 35.8
Earnings attributable to Class A non-voting and Class B common shares	**155.6**	128.4
	$ 191.4	$ 164.2

10. PROPERTY, PLANT AND EQUIPMENT

		2006		2005	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.7%	**$ 6,490.4**	**$2,411.1**	$6,022.0	$2,240.8
Power Generation	3.2%	**3,084.4**	**1,055.4**	2,981.7	943.5
Global Enterprises	9.2%	**268.4**	**139.7**	269.2	126.1
Industrials	8.1%	**249.6**	**63.7**	217.8	59.2
Other	4.1%	**91.8**	**15.1**	63.4	13.3
		$10,184.6	**$3,685.0**	$9,554.1	$3,382.9
Property, plant and equipment, less accumulated depreciation			**6,499.6**		6,171.2
Unamortized contributions by utility customers for extensions to plant			**629.5**		569.8
			$5,870.1		$5,601.4

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $374.6 million (2005 – $323.6 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $114.2 million (2005 – $91.1 million) and non-depreciable assets of $64.4 million (2005 – $61.7 million).

11. OTHER ASSETS

	2006	2005
Accrued pension asset (Note 21)	**$154.5**	$192.6
Security deposits for debt	**22.8**	20.0
Deferred financing charges [1]	**27.2**	27.8
Other [2]	**26.0**	32.7
	$230.5	$273.1

[1] *Amortization of deferred financing charges, which was recorded in interest expense, amounted to $3.0 million (2005 – $3.0 million).*

[2] *Amortization of certain other assets, which was recorded in depreciation and amortization, amounted to $14.9 million (2005 – $8.1 million).*

12. BANK INDEBTEDNESS AND CREDIT LINES

At December 31, 2006, bank indebtedness consists of $15.1 million (2005 — $23.3 million), of which $10.1 million is repayable in British pounds and $0.7 million is repayable in Chilean pesos, at interest rates from 4.9% to 7.1%, secured by a general assignment of accounts receivable, inventories and property, plant and equipment of subsidiary corporations.

At December 31, 2006, the Corporation has the following credit lines that enable it to obtain financing for general business purposes:

		2006			2005	
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 622.6**	**$ 89.5**	**$ 533.1**	$ 585.8	$58.6	$ 527.2
Short term committed	**600.0**	**14.0**	**586.0**	600.0	-	600.0
Uncommitted	**131.4**	**29.8**	**101.6**	125.4	36.7	88.7
	$1,354.0	**$133.3**	**$1,220.7**	$1,311.2	$95.3	$ 1,215.9

Of the $133.3 million used at December 31, 2006, $88.5 million is included in long term debt, $15.1 million is included in bank indebtedness and $29.7 million represents outstanding letters of credit.

13. LONG TERM DEBT AND NON-RECOURSE LONG TERM DEBT

Long term debt

	2006	2005
Canadian Utilities		
CU Inc. debentures – unsecured		
2001 4.84% due November 2006	**$ -**	$ 175.0
2002 4.801% due November 2007	**50.0**	50.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
2004 5.096% due November 2014	**100.0**	100.0
2002 6.145% due November 2017	**150.0**	150.0
2004 5.432% due January 2019	**180.0**	180.0
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
2006 4.801% due November 2021	**160.0**	-
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
2004 5.896% due November 2034	**200.0**	200.0
2005 5.183% due November 2035	**185.0**	185.0
2006 5.032% due November 2036	**160.0**	-
Canadian Utilities Limited debentures – unsecured		
2002 6.14% due November 2012	**100.0**	100.0
	2,360.0	2,215.0

13. LONG TERM DEBT AND NON-RECOURSE LONG TERM DEBT (CONTINUED)

Long term debt (continued)

	2006	2005
ATCO Midstream Ltd. credit facility, at BA rates, due June 2011, unsecured [1]	25.0	-
ATCO Power Canada Ltd. credit facility, at BA rates, due March 2007, secured by a pledge of cash [1]	22.0	11.5
Other long term obligation, at 5.0%, due June 2007, unsecured	4.5	4.5
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at BA rates, due March 2010, secured by the building [1]	5.4	6.0
ATCO Structures Inc.		
Revolving loan, at BA rates, due July 2011, secured by property, plant and equipment [1]	30.0	22.5
Other long term obligations, at rates of 4.8% to 8.0%, payable in Chilean pesos	2.0	0.1
ATCO Structures Pty Ltd.		
Revolving loan, at Bank Bill rates, due July 2012, payable in Australian dollars, secured by property, plant and equipment	11.5	14.5
	2,460.4	2,274.1
Less: Amounts due within one year	1.6	0.6
	$2,458.8	$2,273.5

Non-recourse long term debt

	2006	2005
Canadian Utilities		
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	$ 52.1	$ 54.7
At LIBOR, due to 2010 [1]	85.5	89.6
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 [1]	1.7	1.8
At 7.3325%, due to 2013 [1]	31.8	34.4
ATCO Resources (20%) and Canadian Utilities (80%)		
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.54% to 2008, at LIBOR thereafter, due to 2016 [1]	3.2	4.8
At 7.317% to 2008, at LIBOR thereafter, due to 2016 [1]	4.5	6.7
At 7.50% to 2011, at LIBOR thereafter, due to 2016 [1]	104.8	109.4
Joffre project financing:		
At 7.286%, due to 2012 [1]	19.4	33.4
At 8.59%, due to 2020	40.0	40.0
Scotford project financing:		
At 5.212%, due to 2008, at BA rates thereafter, due to 2014 [1]	53.5	57.8
At 5.212%, due to 2008, at LIBOR thereafter, due to 2014 [1]	13.4	14.5
At 7.93%, due to 2022	32.6	33.6
Muskeg River project financing:		
At 5.287%, due 2007, at BA rates thereafter, due to 2014 [1]	51.0	55.5
At BA rates, due to 2014 [1]	0.1	0.3
At 7.56%, due to 2022	36.8	39.0

13. LONG TERM DEBT AND NON-RECOURSE LONG TERM DEBT (CONTINUED)

Non-recourse long term debt (continued)

	2006	2005
Brighton Beach project financing:		
At 5.8367%, due 2009, at BA or Canadian Eurodollar rates thereafter, due to 2019 [(1)]	**11.2**	11.8
At BA or Canadian Eurodollar rates, due to 2019 [(1)]	**3.3**	3.1
At 6.575%, due to 2019 [(1)]	**45.1**	47.3
At 6.924%, due to 2024	**134.8**	138.1
Cory project financing:		
At BA rates, due to 2011 [(1)]	**0.4**	0.4
At 6.346%, due to 2011 [(1)]	**3.4**	4.1
At 7.586%, due to 2025	**45.6**	46.7
At 7.601%, due to 2026	**40.5**	41.4
	814.7	868.4
Less: Amounts due within one year	**65.7**	64.1
	$749.0	$804.3

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

(1) The above interest rates have additional margin fees at a weighted average rate of 1.1% (2005 — 1.2%) (Note 22). The margin fees are subject to escalation.

The Corporation has fixed interest rates, either directly or through interest rate swap agreements, on 95% (2005 — 95%) of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2006 was $1,655.3 million (2005 — $1,579.6 million).

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) **Construction liens** – Represents liens currently registered against project assets. Effective September 30, 2005, ATCO Power and ATCO Resources entered into an indemnity agreement with Brighton Beach Power Ltd. obligating them to cover any cash shortfalls associated with clearing the construction liens registered against the project. This agreement allowed the project to achieve financial completion under the terms of the project financing agreement. The maximum amount of the indemnity is $10.4 million. Canadian Utilities Limited issued a guarantee to Brighton Beach Power Ltd. guaranteeing the payments under the indemnity agreement. The indemnity and the guarantee are reduced as the liens are settled.

b) **Project cash flows** — Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts ("MW") for the Scotford project and 60 MW for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2006, no amounts were outstanding under the guarantee.

13. LONG TERM DEBT AND NON-RECOURSE LONG TERM DEBT (CONTINUED)

c) **Reserve amounts** – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2006, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil [1]	$8.6
Brighton Beach project financing	Nil [2]	Nil
Cory project financing	Nil [1]	$4.9
Joffre project financing	Nil [3]	$5.9
Muskeg River project financing	Nil [1]	$6.3
Scotford project financing	Nil [1]	$7.0

[1] *No major maintenance reserve required for this financing.*
[2] *Reserve requirements of $0.4 million met with project cash flows.*
[3] *Reserve requirements of $1.2 million met with project cash flows.*

d) **Prepaid operating and maintenance fee** – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2006, the maximum value of the guarantee is $37.5 million.

e) **Purchase project assets** – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the projects; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2006, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

13. LONG TERM DEBT AND NON-RECOURSE LONG TERM DEBT (CONTINUED)

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long Term Debt	Total
2007	$ 56.1	$ 65.7	$121.8
2008	101.1	88.0	189.1
2009	125.9	80.5	206.4
2010	128.9	88.3	217.2
2011	177.0	54.4	231.4
	$589.0	$376.9	$965.9

Of the $121.8 million due in 2007, $54.5 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

Interest expense

Interest expense is as follows:

	2006	2005
Long term debt	**$164.5**	$156.1
Non-recourse long term debt	**58.5**	61.2
Notes payable	**0.3**	-
Bank indebtedness	**1.8**	2.9
Amortization of deferred financing charges	**3.0**	3.0
Interest on H.R. Milner tax reassessment (Note 8)	**8.3**	-
	$236.4	$223.2

Interest paid amounted to $234.5 million (2005 – $219.8 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on the Corporation's current borrowing rate for similar borrowing arrangements.

	2006	2005
Long term debt		
Fixed rate	**$ 2,741.4**	$ 2,656.2
Floating rate	**95.9**	54.6
	$ 2,837.3	$ 2,710.8
Non-recourse long term debt		
Fixed rate	**$ 772.7**	$ 831.6
Floating rate	**90.9**	95.3
	$ 863.6	$ 926.9

14. DEFERRED CREDITS

	2006	2005
Accrued other post employment benefits liability (Note 21)	**$ 46.6**	$ 36.5
Deferred revenues (Note 6)	**46.8**	59.6
Deferred availability incentives	**39.6**	59.7
Asset retirement obligations	**70.2**	63.0
Accrued equipment repairs and maintenance	**8.5**	10.8
Other	**25.6**	30.7
	$237.3	$260.3

Deferred availability incentives

Amortization of deferred availability incentives, which was recorded in revenues, amounted to $10.6 million (2005 – $8.9 million).

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Asset retirement obligations

Changes in asset retirement obligations are summarized below:

	2006	2005
Obligations at beginning of year	**$63.0**	$35.4
Obligations incurred	**3.7**	25.4
Accretion expense	**3.5**	2.2
Obligations at end of year	**$70.2**	$63.0

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $136 million, which will be incurred between 2007 and 2052. The discount rates used to calculate the fair value of the asset retirement obligations have a weighted average rate of 5.7%.

15. PREFERRED SHARES

Authorized and issued

Authorized: 20,000,000 Preferred shares, issuable in series.

Issued:

	Stated Value	Redemption Dates	**2006**		2005	
			Shares	**Amount**	Shares	Amount
	(dollars)					
Cumulative Redeemable Second Preferred Shares						
5.75% Series 3	$25.00	See below	**6,000,000**	**$150.0**	6,000,000	$150.0

15. PREFERRED SHARES (CONTINUED)

Conversion by ATCO Ltd.

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 preferred shares into Class I Non-Voting shares. The number of Class I Non-Voting shares into which each Series 3 preferred share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I Non-Voting shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

Conversion by the owner

On and after December 1, 2011, each Series 3 preferred share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I Non-Voting shares. If an owner of Series 3 preferred shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 preferred shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the owners of the Series 3 preferred shares the right to convert into a further series of preferred shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $174.5 million (2005 — $152.2 million).

Redemption privileges

The Series 3 preferred shares are redeemable at the option of ATCO Ltd. commencing on December 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

16. CLASS I AND CLASS II SHARES

Authorized and issued

	Class I Non-Voting		Class II Voting		Total	
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized:	100,000,000		50,000,000		150,000,000	
Issued and outstanding:						
December 31, 2004	52,807,160	$142.4	6,985,404	$1.8	59,792,564	$ 144.2
Purchased	(226,000)	(0.6)	-	-	(226,000)	(0.6)
Stock options exercised	354,200	4.7	-	-	354,200	4.7
Converted: Class II to Class I	25,386	-	(25,386)	-	-	-
December 31, 2005	**52,960,746**	**146.5**	**6,960,018**	**1.8**	**59,920,764**	**148.3**
Purchased	**(1,948,900)**	**(5.5)**	**-**	**-**	**(1,948,900)**	**(5.5)**
Stock options exercised	**480,200**	**6.7**	**-**	**-**	**480,200**	**6.7**
Converted: Class II to Class I	**20,000**	**-**	**(20,000)**	**-**	**-**	**-**
December 31, 2006	**51,512,046**	**$147.7**	**6,940,018**	**$1.8**	**58,452,064**	**$149.5**

From January 1, 2007 to February 16, 2007, 2,200 Class I Non-Voting shares were issued with respect to the exercises of stock options.

16. CLASS I AND CLASS II SHARES (CONTINUED)

Earnings per share

Earnings per Class I Non-Voting and Class II Voting share is calculated by dividing the earnings attributable to Class I and Class II shares by the weighted average shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the potential exercise of stock options on the weighted average Class I Non-Voting and Class II Voting shares outstanding.

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended December 31		Year Ended December 31	
	2006	2005	**2006**	2005
	(Unaudited)			
Weighted average shares outstanding	**58,670,292**	59,929,953	**59,478,537**	59,927,240
Effect of dilutive stock options	**636,215**	864,350	**551,929**	772,988
Weighted average diluted shares outstanding	**59,306,507**	60,794,303	**60,030,466**	60,700,228

The Series 3 preferred shares are not included in the calculation of diluted earnings per Class I and Class II share because ATCO Ltd. at this time intends to redeem the preferred shares with a combination of cash and a new issue of preferred shares.

Share owner rights

Each Class II Voting share may be converted into one Class I Non-Voting share at any time at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 27, 2005, ATCO Ltd. commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The bid expired on May 26, 2006. Over the life of the bid, 372,500 shares were purchased, of which 184,000 were purchased in 2005 and 188,500 were purchased in 2006. On May 29, 2006, ATCO Ltd. commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I Non-Voting shares. The bid will expire on May 28, 2007. From May 29, 2006, to February 16, 2007, 1,760,400 shares have been purchased, all of which were purchased in 2006.

17. STOCK BASED COMPENSATION PLANS

Stock option plan

Of the 5,100,000 Class I Non-Voting shares reserved for issuance in respect of options under ATCO Ltd.'s stock option plan, 1,039,200 Class I Non-Voting shares are available for issuance at December 31, 2006. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

17. STOCK BASED COMPENSATION PLANS (CONTINUED)

Changes in shares under option are summarized below:

	2006		2005	
	Class I Shares	**Weighted Average Exercise Price**	Class I Shares	Weighted Average Exercise Price
Options at beginning of year	**1,666,200**	**$18.96**	1,824,900	$16.73
Granted	**107,000**	**40.34**	200,000	29.08
Exercised	**(480,200)**	**13.63**	(354,200)	13.12
Cancelled	**(600)**	**23.36**	(4,500)	20.92
Options at end of year	**1,292,400**	**$22.71**	1,666,200	$18.96

Information about stock options outstanding at December 31, 2006 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class I Shares	Weighted Average Exercise Price
$17.27 - $19.32	800,600	2.7	$18.83	800,600	$18.83
$20.06 - $40.34	491,800	7.2	29.03	175,600	23.83
$17.27 - $40.34	1,292,400	4.4	$22.71	976,200	$19.73

In 2006, ATCO Ltd. granted 107,000 options to purchase Class I Non-Voting shares at an exercise price of $40.34 per share. The options have a term of ten years and vest over the first five years.

On January 2, 2007, ATCO Ltd. granted 69,500 options to purchase Class I Non-Voting shares at an exercise price of $49.77 per share. The options have a term of ten years and vest over the first five years.

Changes in contributed surplus are summarized below:

	2006	2005
Contributed surplus at beginning of year	**$ 1.1**	$ 0.7
Stock option expense	**0.7**	0.5
Transferred to Class I share capital	**(0.1)**	(0.1)
Contributed surplus at end of year	**$ 1.7**	$ 1.1

The Corporation uses the Black-Scholes option pricing model, which estimated the weighted average fair value of the options granted during 2006 at $7.83 per option (2005 — $4.33 per option) using the following assumptions:

	2006	2005
Risk free interest rate	**4.0%**	4.1%
Expected holding period prior to exercise	**6.7 years**	6.7 years
Share price volatility	**14.0%**	11.3%
Estimated annual Class I share dividend	**1.9%**	2.4%

17. STOCK BASED COMPENSATION PLANS (CONTINUED)

Share appreciation rights

Directors, officers and key employees of the Corporation may be granted share appreciation rights that are based on Class I Non-Voting shares of ATCO Ltd. or Class A non-voting shares of Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights expense amounted to $7.8 million (2005 — $17.3 million).

18. CHANGES IN NON-CASH WORKING CAPITAL

	2006	2005
Operating activities, changes related to:		
Accounts receivable	**$(23.9)**	$(35.0)
Inventories	**(1.3)**	80.8
Regulatory assets	**(10.6)**	(1.4)
Prepaid expenses	**(2.1)**	(1.3)
Accounts payable and accrued liabilities	**13.0**	57.9
Income taxes	**10.1**	(10.7)
Future income taxes	**(3.8)**	5.3
Regulatory liabilities	**(5.2)**	(7.9)
	$(23.8)	$ 87.7
Investing activities, changes related to:		
Inventories	**$ (8.1)**	$ (1.5)
Prepaid expenses	**(0.3)**	0.1
Accounts payable and accrued liabilities	**(7.5)**	6.4
Income taxes	**(1.1)**	(11.0)
Future income taxes	**1.2**	-
	$(15.8)	$ (6.0)
Financing activities, changes related to:		
Accounts receivable	**$ 0.8**	$ 3.6

19. JOINT VENTURES

The Corporation's interest in joint ventures is summarized below:

	2006	2005
Statement of earnings		
Revenues	**$ 584.0**	$ 593.9
Operating expenses	**353.5**	402.8
Depreciation and amortization	**46.8**	49.6
Interest	**48.5**	48.6
	135.2	92.9
Interest and other income	**9.2**	7.8
Earnings from joint ventures before income taxes	**$ 144.4**	$ 100.7
Balance sheet		
Current assets	**$ 288.1**	$ 271.3
Current liabilities	**(194.4)**	(182.8)
Property, plant and equipment	**1,085.3**	1,077.9
Deferred items - net	**(94.3)**	(102.5)
Long term debt	**(0.9)**	(0.1)
Non-recourse long term debt	**(547.2)**	(592.3)
Investment in joint ventures	**$ 536.6**	$ 471.5
Statement of cash flows		
Operating activities	**$ 203.8**	$ 185.1
Investing activities	**(23.7)**	(21.3)
Financing activities	**(143.9)**	(84.5)
Foreign currency translation	**14.1**	(9.5)
Increase in cash position	**$ 50.3**	$ 69.8

Current assets include cash of $169.8 million (2005 – $125.7 million) which is only available for use within the joint ventures (see Note 6).

20. RELATED PARTY TRANSACTIONS

In transactions with entities related through common control, the Corporation sold and rented manufactured product, provided security services and recovered administrative expenses totaling $5.8 million (2005 – $0.9 million) and incurred advertising, promotion and administrative expenses totaling $2.6 million (2005 – $1.9 million).

At December 31, 2006, accounts receivable due from entities related through common control amounted to $1.0 million (2005 - nil).

These transactions are in the normal course of business and under normal commercial terms.

21. EMPLOYEE FUTURE BENEFITS

The Corporation maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans provide for pensions based on employees' length of service and final average earnings.

As of 1997, new employees of Canadian Utilities, and, as of 2005, new employees of ATCO Structures and ATCO Noise Management, automatically participate in the defined contribution pension plans and employees participating in the defined benefit pension plans may transfer to the defined contribution pension plans at any time. Upon transfer, further accumulation of benefits under the defined benefit pension plans ceases.

21. EMPLOYEE FUTURE BENEFITS (CONTINUED)

Information about the Corporation's benefit plans, in aggregate, is as follows:

	2006		2005	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan assets, obligations and funded status				
Market value of plan assets:				
Beginning of year	**$1,616.9**	**$ -**	$1,453.9	$ -
Actual return on plan assets	**193.7**	**-**	203.3	-
Employee contributions	**4.0**	**-**	4.3	-
Benefit payments	**(43.0)**	**-**	(38.9)	-
Payments to defined contribution plans [(1)]	**(8.6)**	**-**	(5.7)	-
End of year	**$1,763.0**	**$ -**	$1,616.9	$ -
Accrued benefit obligations:				
Beginning of year	**$1,557.8**	**$ 82.9**	$1,295.6	$ 69.1
Current service cost	**41.1**	**3.1**	34.1	2.7
Interest cost	**84.2**	**4.3**	77.2	4.3
Employee contributions	**4.0**	**-**	4.3	-
Benefit payments from plan assets [(2)]	**(43.0)**	**-**	(38.9)	-
Benefit payments by employer	**(5.3)**	**(1.8)**	(5.6)	(2.0)
Experience losses (gains) [(3)]	**76.2**	**(3.1)**	191.1	8.8
End of year	**$1,715.0**	**$ 85.4**	$1,557.8	$ 82.9
Funded status:				
Excess (deficiency) of assets over obligations	**$ 48.0**	**$(85.4)**	$ 59.1	$(82.9)
Amounts not yet recognized in financial statements:				
Unrecognized net cumulative experience losses on plan assets and accrued benefit obligations	**332.1**	**18.1**	392.4	23.0
Unrecognized net transitional liability (asset)	**(225.6)**	**20.7**	(258.9)	23.4
Accrued asset (liability) (Notes 11, 14)	**$ 154.5**	**$(46.6)**	$ 192.6	$(36.5)
Regulatory asset (liability) [(4)] (Note 2)	**$ (118.7)**	**$ 27.6**	$ (139.4)	$ 22.0

(1) *Employer contributions for certain of the Corporation's defined contribution pension plans are paid from the assets of the defined benefit pension plans.*

(2) *Pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3% per annum.*

(3) *Changes in assumptions regarding the average compensation rate increase for the year and age at retirement resulted in experience losses in 2006 of approximately $66 million for the pension benefit plans. A change in the liability discount rate assumption resulted in experience losses in 2005 of approximately $184 million for the pension benefit plans.*

(4) *The regulatory asset (liability) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.*

21. EMPLOYEE FUTURE BENEFITS (CONTINUED)

	2006		2005	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan cost				
Components of benefit plan cost:				
Current service cost	**$ 41.1**	**$ 3.1**	$ 34.1	$ 2.7
Interest cost	**84.2**	**4.3**	77.2	4.3
Actual return on plan assets	**(193.7)**	**-**	(203.3)	-
Experience losses (gains) on accrued benefit obligations	**76.2**	**(3.1)**	191.1	8.8
	7.8	**4.3**	99.1	15.8
Adjustments to recognize long term nature of employee future benefits:				
Unrecognized portion of actual return on plan assets	**110.0**	**-**	111.2	-
Unrecognized portion of experience gains (losses) on accrued benefit obligations	**(76.2)**	**3.1**	(191.1)	(8.8)
Amortization of net cumulative experience losses on plan assets and accrued benefit obligations	**26.5**	**1.8**	16.1	0.7
Amortization of net transitional liability (asset)	**(33.3)**	**2.7**	(33.3)	2.3
	27.0	**7.6**	(97.1)	(5.8)
Defined benefit plans cost	**34.8**	**11.9**	2.0	10.0
Defined contribution plans cost	**10.1**	**-**	7.1	-
Total cost	**44.9**	**11.9**	9.1	10.0
Less: Capitalized	**1.9**	**2.7**	1.4	2.3
Less: Unrecognized defined benefit plans cost (income) (1) (2)	**19.5**	**3.5**	(1.6)	3.3
Net cost recognized (2)	**$ 23.5**	**$ 5.7**	$ 9.3	$ 4.4

(1) *The unrecognized defined benefit plans cost (income) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.*

(2) *Net cost recognized for pension benefit plans in the three months ended December 31, 2006 includes the amortization of $5.1 million of the deferred pension assets recorded by the Corporation upon the adoption of the current accounting standard in 2000. On October 11, 2006, the AEUB approved recovery of these assets for a nine-year period commencing January 1, 2005 (Note 2).*

In the unaudited three months ended December 31, 2006, net cost of $8.8 million (2005 – $2.2 million) was recognized for pension benefit plans and net cost of $1.8 million (2005 – $0.7 million) was recognized for other post employment benefit plans.

Weighted average assumptions

	2006		2005	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Assumptions regarding benefit plan cost:				
Expected long term rate of return on plan assets for the year	**6.1%**	**-**	6.9%	-
Liability discount rate for the year	**5.1%**	**5.1%**	5.9%	5.9%
Average compensation increase for the year	**3.5%**	**-**	3.25%	-
Assumptions regarding accrued benefit obligations:				
Liability discount rate at December 31	**5.1%**	**5.1%**	5.1%	5.1%
Long term inflation rate	**2.5%**	**(1)**	2.5%	(1)

(1) *The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligation are as follows: for drug costs, 8.5% for 2006 grading down over 7 years to 4.5% (2005 – 9.3% for 2005 grading down over 8 years to 4.5%), and, for other medical and dental costs, 4.0% for 2006 and thereafter (2005 – 4.0% for 2005 and thereafter).*

21. EMPLOYEE FUTURE BENEFITS (CONTINUED)

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost for 2006 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2006 Pension Benefit Plans		2006 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	Benefit Plan Cost	Accrued Benefit Obligation	Benefit Plan Cost
Expected long term rate of return on plan assets				
1% increase [1]	-	$ (3.9)	-	-
1% decrease [1]	-	$ 3.9	-	-
Liability discount rate				
1% increase [1]	$ (87.6)	$ (7.2)	$ (4.0)	$ (0.5)
1% decrease [1]	$111.1	$ 8.6	$ 5.0	$ 0.6
Future compensation rate				
1% increase [1]	$ 25.1	$ 3.5	-	-
1% decrease [1]	$ (22.7)	$ (3.1)	-	-
Long term inflation rate				
1% increase [1] [2] [3]	$ 37.2	$ 4.3	$ 4.4	$ 0.8
1% decrease [1] [3]	$ (63.0)	$ (7.3)	$ (3.6)	$ (0.6)

(1) *Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost, which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.*

(2) *The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.*

(3) *The long term inflation rate for other post employment benefit plans is the assumed annual health care cost trend rate described in the weighted average assumptions.*

Pension benefit plan assets

	2006		2005	
	Amount	**%**	Amount	%
Plan asset mix:				
Equity securities [1]	**$1,068.3**	**60.6**	$ 958.5	59.3
Fixed income securities [2]	**622.7**	**35.3**	585.6	36.2
Real estate [3]	**34.5**	**2.0**	33.0	2.0
Cash and other assets [4]	**37.5**	**2.1**	39.8	2.5
	$1,763.0	**100.0**	$1,616.9	100.0

(1) *Equity securities consist of investments in domestic and foreign preferred and common shares. At December 31, 2006, the market values of investments in United States' securities and international equities, denominated in a number of different currencies, are $242.9 million and $244.6 million, respectively (2005 – $147.8 million and $178.0 million, respectively).*

(2) *Fixed income securities consist of investments in federal and provincial government and corporate bonds and debentures.*

(3) *Real estate consists of investments in closed-end real estate funds.*

(4) *Cash and other assets consist of cash, short term notes and money market funds.*

At December 31, 2006, plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $20.3 million (2005 – $16.5 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $20.5 million (2005 – $18.9 million) and long term debt of CU Inc. having a market value of $8.7 million (2005 – $6.0 million).

21. EMPLOYEE FUTURE BENEFITS (CONTINUED)

Funding

Employees are required to contribute a percentage of their salary to the defined benefit pension plans. The Corporation is required to provide the balance of the funding, based on triennial actuarial valuations, necessary to ensure that benefits will be fully provided for at retirement. Based on the most recent actuarial valuation for funding purposes as of December 31, 2004, the Corporation is continuing a contribution holiday that began on April 1, 1996. The next actuarial valuation for funding purposes is required as of December 31, 2007.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by the Corporation out of general revenues. These supplementary plans had accrued benefit obligations of $102.4 million at December 31, 2006 (2005 – $94.8 million).

22. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Corporation is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the United Kingdom and the Global Enterprises segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

Interest rate risk

Long term debt and non-recourse long term debt have variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed	Variable Debt	Completion	Principal / Face Value	
Interest Rate [1]	Interest Rate	Date	**2006**	2005
5.287%	90 day BA	December 2007	**$ 51.0**	$ 55.5
5.212%	90 day BA	September 2008	**67.7**	74.0
7.54%	90 day BA	November 2008	**3.2**	4.8
7.317%	90 day BA	December 2008	**4.5**	6.7
5.8367%	90 day BA	June 2009	**11.2**	11.8
6.346%	90 day BA	June 2011	**3.4**	4.1
7.50%	6 month LIBOR	December 2011	**104.8**	109.4
7.286%	90 day BA	September 2012	**30.0**	35.2
7.3325%	Bank Bill Rate in Australia	December 2013	**31.8**	34.4
6.575%	90 day BA	March 2019	**45.1**	47.3
			$352.7	$383.2

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] *The above swap fixed interest rates include any long term debt margin fees; the margin fees are subject to escalation (Note 13).*

Foreign exchange rate risk

The Corporation has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

The Corporation has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures and operational cash flows denominated in U.S. dollars and Euros. At December 31, 2006, the contracts consist of purchases of $0.2 million U.S. (2005 – $3.2 million U.S.), sales of 3.0 million Euros (2005 – 2.0 million Euros) and sales of $2.0 million U.S. (2005 – $2.9 million U.S.).

22. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (CONTINUED)

Energy commodity price risk

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year, which ended on March 31, 2005. The decision directed ATCO Gas to continue to reserve 16.7 petajoules of storage capacity for the benefit of utility customers. As a result of an AEUB approved storage plan, ATCO Gas entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes. All associated costs and benefits of these contracts were passed to customers through regulated rates and, accordingly, ATCO Gas did not bear any risk for price fluctuations provided that the contracts were in accordance with the storage plan. Since April 1, 2005, ATCO Gas has leased the entire storage capacity of the Carbon facility to ATCO Midstream.

Fair values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Corporation would either pay or receive to settle the contract at December 31.

	2006			2005		
	Notional Principal	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$352.7**	**$(9.1)**	**2007-2019**	$383.2	$(12.9)	2007-2019
Foreign exchange forward contracts	**$ 6.8**	**$ 0.4**	**2007**	$ 9.9	$ (0.2)	2006

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

23. COMMITMENTS AND CONTINGENCIES

Commitments

The Corporation has contractual obligations in the normal course of business; future minimum payments are as follows:

	2007	2008	2009	2010	2011	Total of All Subsequent Years
Operating leases (1)	$ 20.5	$ 17.0	$ 9.7	$ 8.3	$ 6.3	$ 5.0
Purchase obligations:						
Coal purchase contracts (2)	47.7	48.9	50.3	51.8	53.4	355.6
Natural gas purchase contracts (3)	52.9	52.9	52.9	52.9	22.1	18.9
Operating and maintenance agreements (4)	23.5	27.1	23.5	23.4	21.0	111.5
	$144.6	$145.9	$136.4	$136.4	$102.8	$ 491.0

(1) *Operating leases are comprised primarily of long term leases for office premises and equipment.*

(2) *Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants.*

(3) *Natural gas purchase contracts consist primarily of ATCO Power and ATCO Resources contracts to purchase natural gas for certain of their natural gas-fired generating plants.*

(4) *ATCO Power and ATCO Resources have long term service agreements with suppliers to provide operating and maintenance services at certain of their generating plants.*

23. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Contingencies

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow-up are found to be inadequate by the AEUB.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is defensible and, in any event, has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

The Corporation is party to a number of other disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

24. SEGMENTED INFORMATION

Description of segments

The Corporation operates in the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources, the regulated supply of electricity by Alberta Power (2000) and the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies.

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials). The Corporation sold its 50% interest in Genics, a manufacturer of wood preservation products, effective August 1, 2006.

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd., ATCO Investments and Canadian Utilities in Alberta.

24. SEGMENTED INFORMATION (CONTINUED)

Segmented results – Three months ended December 31

2006 2005 *(Unaudited)*	Utilities	Power Generation [2]	Global Enterprises [2]	Industrials	Corporate & Other	Intersegment Eliminations	Consolidated
Revenues – external	**$308.4**	**$245.9**	**$132.6**	**$121.2**	**$ 1.3**	**$ -**	**$ 809.4**
	$ 299.1	$ 228.9	$ 166.5	$ 93.3	$ 0.7	$ -	$ 788.5
Revenues – intersegment[1]	**6.3**	**-**	**41.3**	**0.6**	**3.2**	**$ (51.4)**	**-**
	6.4	-	33.4	-	3.7	$ (43.5)	-
Revenues	**$314.7**	**$245.9**	**$173.9**	**$121.8**	**$ 4.5**	**$ (51.4)**	**$ 809.4**
	$ 305.5	$ 228.9	$ 99.9	$ 93.3	$ 4.4	$ (43.5)	$ 788.5
Earnings attributable to Class I and Class II shares	**$ 22.8**	**$ 24.5**	**$ 14.4**	**$ 4.2**	**$ (8.8)**	**$ (1.1)**	**$ 56.0**
	$ 16.9	$ 22.2	$ 14.3	$ 3.5	$ (4.3)	$ (0.4)	$ 52.2

(1) *Intersegment revenues are recognized on the basis of prevailing market or regulated prices.*

(2) *In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

24. SEGMENTED INFORMATION (CONTINUED)

Segmented results – Year ended December 31

2006 / 2005	Utilities	Power Generation [2]	Global Enterprises [2]	Industrials	Corporate & Other [3]	Intersegment Eliminations	Consolidated
Revenues – external	**$1,086.1**	**$ 856.4**	**$535.3**	**$378.8**	**$ 4.3**	**$ -**	**$2,860.9**
	$ 1,173.5	$ 824.8	$ 562.4	$ 295.1	$ 3.8	$ -	$ 2,859.6
Revenues – intersegment [1]	**24.7**	**-**	**131.9**	**0.6**	**13.4**	**(170.6)**	**-**
	22.4	-	116.6	-	13.1	(152.1)	-
Revenues	**1,110.8**	**856.4**	**667.2**	**379.4**	**17.7**	**(170.6)**	**2,860.9**
	1,195.9	824.8	679.0	295.1	16.9	(152.1)	2,859.6
Operating expenses	**601.4**	**455.7**	**490.5**	**322.5**	**21.1**	**(162.0)**	**1,729.2**
	716.9	452.2	533.1	249.2	30.1	(150.6)	1,830.9
Depreciation & amortization	**220.2**	**102.7**	**31.5**	**21.5**	**2.1**	**0.6**	**378.6**
	189.3	103.0	24.8	18.7	2.1	-	337.9
Interest expense	**132.5**	**101.9**	**2.2**	**3.9**	**162.9**	**(167.0)**	**236.4**
	124.9	94.7	2.4	3.4	155.3	(157.5)	223.2
Dividends on preferred shares	**-**	**-**	**-**	**-**	**8.6**	**-**	**8.6**
	-	-	-	-	8.6	-	8.6
Gain on sale of property	**-**	**-**	**-**	**-**	**(14.3)**	**-**	**(14.3)**
	-	-	-	-	-	-	-
Interest and other income	**(20.3)**	**(11.6)**	**(4.1)**	**(3.2)**	**(192.5)**	**167.0**	**(64.7)**
	(11.8)	(9.3)	(2.0)	(2.3)	(174.0)	157.5	(41.9)
Earnings before income taxes and non-controlling interests	**177.0**	**207.7**	**147.1**	**34.7**	**29.8**	**(9.2)**	**587.1**
	176.6	184.2	120.7	26.1	(5.2)	(1.5)	500.9
Income taxes	**45.4**	**73.5**	**46.1**	**10.6**	**16.0**	**(2.9)**	**188.7**
	60.2	71.9	41.9	10.2	4.0	(0.5)	187.7
	131.6	**134.2**	**101.0**	**24.1**	**13.8**	**(6.3)**	**398.4**
	116.4	112.3	78.8	15.9	(9.2)	(1.0)	313.2
Non-controlling interests	**68.5**	**60.6**	**48.3**	**-**	**16.8**	**(2.8)**	**191.4**
	61.5	54.2	38.1	-	10.9	(0.5)	164.2
Earnings attributable to Class I and Class II shares	**$ 63.1**	**$ 73.6**	**$ 52.7**	**$ 24.1**	**$ (3.0)**	**$ (3.5)**	**$ 207.0**
	$ 54.9	$ 58.1	$ 40.7	$ 15.9	$ (20.1)	$ (0.5)	$ 149.0
Total assets	**$3,799.0**	**$2,470.3**	**$278.1**	**$286.9**	**$ 660.7**	**$ 203.5**	**$7,698.5**
	$ 3,526.8	$ 2,446.5	$ 303.7	$ 265.3	$ 721.6	$ 199.6	$ 7,463.5
Allocation of goodwill	**$ 46.5**	**$ 23.1**	**$ 1.6**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 46.5	$ 23.1	$ 1.6	$ -	$ -	$ -	$ 71.2
Purchase of property, plant and equipment	**$ 505.0**	**$ 51.1**	**$ 14.2**	**$ 48.2**	**$ 0.8**	**$ -**	**$ 619.3**
	$ 472.9	$ 42.7	$ 11.9	$ 64.9	$ 0.4	$ -	$ 592.8

(1) *Intersegment revenues are recognized on the basis of prevailing market or regulated prices.*

(2) *In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

(3) *Includes earnings of $11.7 million from the sale of land in downtown Calgary, Alberta.*

Geographic segments

	Domestic		Foreign		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005
Revenues	**$2,405.3**	$2,406.8	**$455.6**	$452.8	**$2,860.9**	$2,859.6
Property, plant and equipment and goodwill	**$5,528.2**	$5,300.2	**$413.1**	$372.4	**$5,941.3**	$5,672.6

ATCO LTD.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

For The Year Ended December 31, 2006

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited consolidated interim financial statements for the three months ended December 31, 2006, and the audited consolidated financial statements for the year ended December 31, 2006. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

All quarterly information in this document is unaudited and is shaded to differentiate it from the annual information.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 40.6% of the Class A non-voting shares and 74.4% of the Class B common shares, for an aggregate ownership of 52.4%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its audited consolidated financial statements and its MD&A for the year ended December 31, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

	Page
Forward-Looking Information	91
Non-GAAP Financial Measures	91
Controls and Procedures	91
Business of the Corporation	92
Strategic Alternatives for Midstream Assets	92
Sale of Property	93
TXU Europe Settlement	93
H.R. Milner Income Tax Reassessment	93
Recent Changes in Income Taxes and Rates	93
Selected Annual and Quarterly Information	94
Results of Operations	95
Consolidated Operations	95
Segmented Information	98
Utilities	98
Power Generation	99
Global Enterprises	101
Industrials	102
Corporate and Other	103
Regulatory Matters	104
ATCO Electric	104
ATCO Gas	105
ATCO Pipelines	107
Liquidity and Capital Resources	107

Outstanding Share Data 111
Transactions With Related Parties 112
Business Risks 112
  Regulated Operations 112
  Non-Regulated Operations 114
Contingencies 116
Hedging 116
Off-Balance Sheet Arrangements 117
Critical Accounting Estimates 117
Changes in Accounting Policies 119

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to contractual obligations, planned capital expenditures, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

NON-GAAP FINANCIAL MEASURES

In this MD&A, reference is made to funds generated by operations, which is a measure that does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). Funds generated by operations is calculated on the Corporation's consolidated statement of cash flows from operating activities before changes in non-cash working capital. In the Corporation's opinion, funds generated by operations is a significant performance indicator of the Corporation's ability to generate cash flow to fund its capital expenditures.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2006, the Corporation's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls") as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO").

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation's management, including the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure.

The Corporation's management, including the CEO and the CFO, does not expect that the Corporation's Disclosure Controls will prevent or detect all error and all fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the CEO and the CFO have concluded that, subject to the inherent limitations noted above, the Corporation's Disclosure Controls are effective in providing reasonable assurance that material information relating to the Corporation and its consolidated subsidiaries is made known to the Corporation's management.

Internal Control Over Financial Reporting

As of December 31, 2006, management of the Corporation is responsible for evaluating the design of internal control over financial reporting ("Internal Control Over Financial Reporting"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the CEO and the CFO. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements.

There were no changes in the Corporation's internal controls over financial reporting that have occurred during the three months ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 24 to the consolidated financial statements for the year ended December 31, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation. On August 1, 2006, the Corporation sold its 50% equity interest in Genics Inc., which was part of the Global Enterprises Business Group.

STRATEGIC ALTERNATIVES FOR MIDSTREAM ASSETS

On November 24, 2006, the Corporation announced that its Board of Directors had completed its review of the strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business and reached a decision to retain the business under the Corporation's current structure. The strategic review, commenced in May 2006, was conducted by the Board of Directors in conjunction with the Corporation's management and legal and financial advisors. The review involved the evaluation of a number of alternatives, including reorganization into a business trust or newly-created company or a sale to a third party.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased 2006 earnings by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million was received on July 20, 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 6 to the consolidated financial statements for the year ended December 31, 2006.

H.R. MILNER INCOME TAX REASSESSMENT

In 2006, the Canada Revenue Agency ("CRA") issued a reassessment for Alberta Power (2000)'s 2001 taxation year. The CRA's reassessment treats the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is a $12.4 million increase in interest and income tax expense, a $6.4 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $16.4 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $6.4 million in 2006.

RECENT CHANGES IN INCOME TAXES AND RATES

Federal and provincial governments have recently announced a number of changes to income taxes and rates. As these changes are considered to have been substantively enacted, the Corporation made an adjustment to income taxes amounting to $14.9 million in the second quarter of 2006, most of which relates to future income taxes. The adjustment increased 2006 earnings by $9.3 million after non-controlling interests, of which $1.0 million relates to the Utilities Business Group, $5.0 million to the Power Generation Business Group, $1.2 million to the Global Enterprises Business Group, $2.4 million to the Industrials segment, and $(0.3) million to Corporate and Other.

SELECTED ANNUAL AND QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended (unaudited) Mar. 31	Jun. 30	Sep. 30	Dec. 31	Year Ended Dec. 31
2006 [1] [2]					
Revenues [3] [4]	732.7	655.4	663.4	809.4	2,860.9
Earnings attributable to Class I and Class II shares [5]	63.0	43.6	44.4	56.0	207.0
Earnings per Class I and Class II share [5]	1.05	0.73	0.75	0.95	3.48
Diluted earnings per Class I and Class II share [5]	1.04	0.72	0.74	0.95	3.45
2005 [1] [2]					
Revenues [3] [4]	814.6	630.5	626.0	788.5	2,859.6
Earnings attributable to Class I and Class II shares	42.6	28.1	26.1	52.2	149.0
Earnings per Class I and Class II share	0.71	0.47	0.44	0.87	2.49
Diluted earnings per Class I and Class II share	0.70	0.47	0.43	0.86	2.46
2004 [1] [2]					
Revenues [4]	....	....	....	....	3,271.0
Earnings attributable to Class I and Class II shares [6]	....	....	....	....	159.4
Earnings per Class I and Class II share [6]	....	....	....	....	2.68
Diluted earnings per Class I and Class II share [6]	....	....	....	....	2.65

Notes:

(1) *There were no discontinued operations or extraordinary items during these periods.*

(2) *Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.*

(3) *Reduced recoveries of natural gas costs in revenues in 2006 and 2005 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*

(4) *Prior to the Transfer of the Retail Energy Supply Businesses on May 4, 2004, the cost of natural gas and electricity purchased for ATCO Gas' and ATCO Electric's customers was included in revenues. As ATCO Gas and ATCO Electric no longer purchase natural gas and electricity for their customers, revenues since May 4, 2004, have decreased accordingly.*

(5) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*

(6) *Includes earnings of $28.5 million, earnings per share of $0.48 and diluted earnings per share of $0.47 on the Transfer of the Retail Energy Supply Businesses for the year ended December 31, 2004.*

(7) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

($ Millions except per share data)	Year Ended December 31 2006	2005	2004
Cash dividends declared per share:			
5.75% Cumulative Redeemable Preferred Shares, Series 3	1.44	1.44	1.44
Class I and II shares	0.82	0.76	0.70
Total assets	7,698.5	7,463.5	7,193.9
Long term debt	2,458.8	2,273.5	2,215.3
Non-recourse long term debt	749.0	804.3	899.7
Preferred shares	150.0	150.0	150.0
Class I and Class II share owners' equity	1,432.1	1,331.1	1,244.6

Notes:

(1) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that caused variations in **revenues** over the eight most recently completed quarters were:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board ("AEUB") directives;
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- availability of generating plants in ATCO Power, ATCO Resources and Alberta Power (2000) (refer to the Power Generation section);
- fluctuations in electricity and natural gas prices (refer to the Power Generation section);
- changes in market conditions in natural gas liquids and storage operations (refer to the Global Enterprises section); and
- changes in market conditions in workforce housing and space rentals operations (refer to the Industrials section).

The principal factors that caused variations in **earnings** over the eight most recently completed quarters were:

- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- fluctuations in electricity prices and related spark spreads in Alberta and the United Kingdom ("U.K.") (refer to the Power Generation section);
- the TXU Europe Settlement (refer to TXU Europe Settlement section);
- H.R. Milner income tax reassessment (refer to H.R. Milner Income Tax Reassessment section);
- availability of generating plants in ATCO Power, ATCO Resources and Alberta Power (2000) (refer to the Power Generation section);
- changes in market conditions in natural gas liquids and storage operations (refer to the Global Enterprises section);
- changes in market conditions in workforce housing and space rentals operations (refer to the Industrials section);
- sale of property (refer to Sale of Property section);
- recent changes in income taxes and rates (refer to Recent Changes in Income Taxes and Rates section); and
- changes in share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I share prices (refer to Corporate and Other section).

Consolidated Operations

Revenues for the three months ended December 31, 2006, **increased** by $20.9 million to $809.4 million, primarily due to:

- increased business activity in ATCO Structures;
- higher availability (due to a planned outage in 2005), improved merchant performance, and higher natural gas fuel purchases recovered on a "no-margin" basis in ATCO Power's U.K. operations; and
- colder temperatures in ATCO Gas.

This increase was partially offset by:

- lower recovery of natural gas costs in revenues due to customers supplying shrinkage gas in ethane extraction operations in ATCO Midstream;
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Revenues for the year ended December 31, 2006, **increased** by $1.3 million to $2,860.9 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management;
- improved merchant performance, higher natural gas fuel purchases recovered on a "no-margin" basis, and higher availability (due to a planned outage in 2005) in ATCO Power's U.K. operations;

- higher storage revenues due to higher capacity leased, and the timing and demand of storage capacity sold, by ATCO Midstream; and
- higher customer rates for ATCO Electric (refer to Regulatory Matters – ATCO Electric section). The impact of the ATCO Electric GTA Decision on 2006 was positive as ATCO Electric had lower customer rates during 2005.

This increase was partially offset by:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- lower recovery of natural gas costs in revenues due to customers supplying shrinkage gas in ethane extraction operations in ATCO Midstream;
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream;
- lower business activity in ATCO Frontec; and
- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars in ATCO Power.

Earnings attributable to Class I and Class II shares for the three months ended December 31, 2006, **increased** by $3.8 million ($0.08 per share) to $56.0 million ($0.95 per share), primarily due to:

- increased business activity in ATCO Structures;
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market; and
- colder temperatures in ATCO Gas.

This increase was partially offset by:

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I share prices since September 30, 2006;
- higher maintenance expenses due to a planned outage in 2006 at Alberta Power (2000)'s Battle River generating plant; and
- a settlement with a supplier was recorded in the fourth quarter of 2005 for damages due to equipment defects in ATCO Power's U.K. operations.

Earnings attributable to Class I and Class II shares for the year ended December 31, 2006, **including** the $11.7 million after tax gain on the Sale of Property, **increased** by $58.0 million ($0.99 per share) to $207.0 million ($3.48 per share).

Earnings attributable to Class I and Class II shares for the year ended December 31, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, **increased** by $46.3 million ($0.79 per share) to $195.3 million ($3.28 per share), primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management;
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market;
- higher margins received for natural gas liquids, higher storage earnings due to higher capacity leased, and the timing and demand of storage capacity sold by ATCO Midstream; and
- $9.3 million adjustment in the second quarter of 2006 to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- a 2005 AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in future income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section).

Return on common equity was 15.0% in 2006.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended December 31, 2006, **increased** by $14.8 million to $497.8 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management; and
- higher maintenance expenses due to a planned outage in 2006 at Alberta Power (2000)'s Battle River generating plant.

This increase was partially offset by:
- lower costs for natural gas liquids extraction in ATCO Midstream.

Operating expenses for the year ended December 31, 2006, **decreased** by $101.7 million to $1,729.2 million, primarily due to:
- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and
- lower volumes of natural gas purchased for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:
- increased business activity in ATCO Structures and ATCO Noise Management.

Depreciation and amortization expenses for the three months ended December 31, 2006, **increased** by $12.9 million to $105.8 million, primarily due to:
- capital additions in 2006 and 2005.

Depreciation and amortization expenses for the year ended December 31, 2006, **increased** by $40.7 million to $378.6 million, primarily due to:
- capital additions in 2006 and 2005.

Interest expense for the three months ended December 31, 2006, **increased** by $4.0 million to $58.2 million, primarily due to:
- interest on new financings issued in 2006 and 2005 to fund capital expenditures in Utilities operations.

This increase was partially offset by:
- repayment of non-recourse financings in 2006 and 2005.

Interest expense for the year ended December 31, 2006, **increased** by $13.2 million to $236.4 million, primarily due to:
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- interest on new financings issued in 2006 and 2005 to fund capital expenditures in Utilities operations.

This increase was partially offset by:
- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three months ended December 31, 2006, **increased** by $8.2 million to $20.3 million, primarily due to:
- higher short term interest rates on cash balances.

Interest and other income for the year ended December 31, 2006, **increased** by $22.8 million to $64.7 million, primarily due to:
- Calgary Stores Block Decision (refer to Regulatory Matters – ATCO Gas section); and
- higher short term interest rates on larger cash balances.

Income taxes for the three months ended December 31, 2006, **decreased** by $11.0 million to $53.2 million, primarily due to:
- lower tax rates.

Income taxes for the year ended December 31, 2006, including the $2.6 million in income taxes resulting from the Sale of Property, **increased** by $1.0 million to $188.7 million.

Income taxes for the year ended December 31, 2006, excluding the $2.6 million in income taxes resulting from the Sale of Property, **decreased** by $1.6 million to $186.1 million, primarily due to:
- adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This decrease was partially offset by:
- higher earnings; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

The interests of non-controlling share owners for the three months ended December 31, 2006, **increased** by $4.6 million to $56.6 million, primarily due to:

- higher earnings in Canadian Utilities.

The interests of non-controlling share owners for the year ended December 31, 2006, **increased** by $27.2 million to $191.4 million, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues for the three months and the year ended December 31, 2006, were as follows:

($ Millions)	For the Three Months Ended December 31		For the Year Ended December 31	
	2006	2005	2006	2005
	(unaudited)			
Utilities [1]	314.7	305.5	1,110.8	1,195.9
Power Generation [2]	245.9	228.9	856.4	824.8
Global Enterprises [2]	173.9	199.9	667.2	679.0
Industrials	121.8	93.3	379.4	295.1
Corporate and Other	4.5	4.4	17.7	16.9
Intersegment eliminations	(51.4)	(43.5)	(170.6)	(152.1)
Total	809.4	788.5	2,860.9	2,859.6

Notes:

(1) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.*

(2) *In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

Segmented earnings attributable to Class I and Class II shares for the three months and the year ended December 31, 2006, were as follows:

($ Millions)	For the Three Months Ended December 31		For the Year Ended December 31	
	2006	2005	2006	2005
	(unaudited)			
Utilities	22.8	16.9	63.1	54.9
Power Generation [1]	24.5	22.2	73.6	58.1
Global Enterprises [1]	14.4	14.3	52.7	40.7
Industrials	4.2	3.5	24.1	15.9
Corporate and Other [2]	(8.8)	(4.3)	(3.0)	(20.1)
Intersegment eliminations	(1.1)	(0.4)	(3.5)	(0.5)
Total	56.0	52.2	207.0	149.0

Notes:

(1) *In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.*

(2) *The earnings for the year ended December 31, 2006, includes earnings of $11.7 million ($0.20 per share) from the Sale of Property (refer to Sale of Property section).*

Utilities

Revenues from the Utilities Business Group for the three months ended December 31, 2006, **increased** by $9.2 million to $314.7 million, primarily due to:

- colder temperatures in ATCO Gas;
- higher customer rates for ATCO Electric (refer to Regulatory Matters – ATCO Electric section). The impact of the ATCO Electric GTA Decision on the fourth quarter of 2006 was positive as ATCO Electric

had lower customer rates during the fourth quarter of 2005; and
- customer growth in ATCO Gas.

This increase was partially offset by:
- lower franchise fees collected by ATCO Gas on behalf of cities and municipalities.

Temperatures in ATCO Gas for the three months ended December 31, 2006, were 5.2% colder than normal, compared to 14.1% warmer than normal for the corresponding period in 2005.

Revenues for the year ended December 31, 2006, **decreased** by $85.1 million to $1,110.8 million, primarily due to:
- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives; and
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006.

This decrease was partially offset by:
- higher customer rates for ATCO Electric (refer to Regulatory Matters – ATCO Electric section). The impact of the ATCO Electric GTA Decision on 2006 was positive as ATCO Electric had lower customer rates during 2005; and
- customer growth in ATCO Gas.

Temperatures in ATCO Gas in 2006 were 5.5% warmer than normal, compared to 7.8% warmer than normal in 2005.

Earnings for the three months ended December 31, 2006, **increased** by $5.9 million to $22.8 million, primarily due to:
- colder temperatures in ATCO Gas.

This increase was partially offset by:
- lower sales per customer in ATCO Gas.

Earnings for the year ended December 31, 2006, **increased** by $8.2 million to $63.1 million , primarily due to:
- customer growth in ATCO Gas;
- Calgary Stores Block Decision and Red Deer Operating Centre Decision (refer to Regulatory Matters – ATCO Gas section); and
- colder temperatures in ATCO Gas.

This increase was partially offset by:
- a 2005 AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in future income taxes recorded in ATCO Electric (refer to Regulatory Matters – ATCO Electric section); and
- lower sales per customer in ATCO Gas.

Operating expenses for the year ended December 31, 2006, **decreased** by $115.5 million to $601.4 million, primarily due to:
- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

Power Generation

Revenues from the Power Generation Business Group for the three months ended December 31, 2006, **increased** by $17.0 million to $245.9 million, primarily due to:
- higher availability (due to a planned outage in 2005), improved merchant performance, and higher natural gas fuel purchases recovered on a "no-margin" basis in ATCO Power's U.K. operations.

This increase was partially offset by:
- lower Power Purchase Arrangement ("PPA") tariffs due to declining rate bases at Alberta Power (2000)'s generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Revenues for the year ended December 31, 2006, **increased** by $31.6 million to $856.4 million, primarily due to:

- improved merchant performance, higher natural gas fuel purchases recovered on a "no-margin" basis, and higher availability (due to a planned outage in 2005) in ATCO Power's U.K. operations; and
- higher revenues in ATCO Power's and ATCO Resources' Alberta generating plants due to higher Alberta Power Pool prices.

This increase was partially offset by:

- impact of lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars in ATCO Power; and
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s generating plants and a decline in the return on common equity rate (2006 - 8.75%, 2005 - 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Earnings for the three months ended December 31, 2006, **increased** by $2.3 million to $24.5 million, primarily due to:

- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market; and
- improved merchant performance and higher availability (due to a planned outage in 2005) in ATCO Power's U.K. operations.

This increase was partially offset by:

- higher maintenance expenses due to a planned outage in 2006 at Alberta Power (2000)'s Battle River generating plant; and
- a settlement with a supplier was recorded in the fourth quarter of 2005 for damages due to equipment defects in ATCO Power's U.K. operations.

Alberta Power Pool electricity prices for the three months ended December 31, 2006, averaged $116.81 per megawatt hour, compared to average prices of $117.07 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended December 31, 2006, averaged $6.55 per gigajoule, compared to average prices of $10.77 per gigajoule for the corresponding period in 2005. The consequence of these changes in electricity and natural gas prices was an average spark spread of $67.66 per megawatt hour for the three months ended December 31, 2006, compared to $36.31 per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total Alberta owned capacity of approximately 1,846 megawatts and a worldwide owned capacity of approximately 2,695 megawatts.

On January 1, 2006, the Alberta Balancing Pool announced the sale of its interest in the PPA for Alberta Power (2000)'s Sheerness generating plant to TransCanada Energy Ltd. On May 8, 2006, EPCOR Utilities Inc. announced the sale of its interest in the PPA for Alberta Power (2000)'s Battle River generating plant to ENMAX Corporation. These sales are not expected to have a material impact on the Corporation's operations or earnings.

Alberta Power (2000) continued to operate the Rainbow generating plant during 2006 and the electricity generated was sold to the Alberta Power Pool. Alberta Power (2000) had one year after the expiry of the PPA for the Rainbow generating plant (December 31, 2005) to determine whether to decommission the plant in order to fully recover plant decommissioning costs or to continue to operate the plant. The Alberta Electric System Operator ("AESO") and Alberta Power (2000) are currently negotiating a contract that, if executed, will result in Alberta Power (2000) continuing to operate the plant and be responsible for future decommissioning costs. Alberta Power (2000) has filed an application with the AEUB to decommission the plant and thereby preserve Alberta Power (2000)'s rights to fully recover plant decommissioning costs in the event negotiations with the AESO are unsuccessful.

Earnings for the year ended December 31, 2006, **increased** by $15.5 million to $73.6 million, primarily due to:

- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales of electricity in the Alberta market;
- improved merchant performance and higher availability (due to a planned outage in 2005) in ATCO Power's U.K. operations; and
- $5.0 million adjustment in the second quarter of 2006 for ATCO Power and ATCO Resources to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s generating plants and a decline in the return on common equity rate (2006 - 8.75%, 2005 - 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Alberta Power Pool electricity prices in 2006, averaged $80.79 per megawatt hour, compared to average prices of $70.36 per megawatt hour in 2005. Natural gas prices in 2006, averaged $6.17 per gigajoule, compared to average prices of $8.27 per gigajoule in 2005. The consequence of these changes in electricity and natural gas prices was an average spark spread of $34.52 per megawatt hour in 2006, compared to $8.32 per megawatt hour in 2005.

Operating expenses for the year ended December 31, 2006, **increased** by $3.5 million to $455.7 million, primarily due to:

- higher fuel costs due to the expiry in December 2005 of the PPA for Alberta Power (2000)'s Rainbow generating plant. Fuel costs were the responsibility of the PPA counterparty.

At December 31, 2006, all of ATCO Power's and ATCO Resources' non-regulated independent generating plants were in service.

During the three months ended December 31, 2006, Alberta Power (2000)'s **deferred availability incentive** account **decreased** by $41.0 million to $39.6 million. The decrease was due to availability penalties paid associated with the planned outage in 2006 for Alberta Power (2000)'s Battle River generating plant which occurred during a period of high Alberta Power Pool electricity prices as well as normal amortization. During the three months ended December 31, 2006, the amortization of deferred availability incentives, recorded in revenues, was **unchanged** at $2.7 million as compared to the same period in 2005.

During the year ended December 31, 2006, Alberta Power (2000)'s **deferred availability incentive** account **decreased** by $20.1 million to $39.6 million. The decrease was due to additional availability penalties paid associated with the planned outage in the fourth quarter of 2006 for Alberta Power (2000)'s Battle River generating plant which occurred during a period of high Alberta Power Pool electricity prices as well as normal amortization. During the year ended December 31, 2006, the amortization of deferred availability incentives, recorded in revenues, **increased** by $1.7 million to $10.6 million as compared to 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended December 31, 2006, **decreased** by $26.0 million to $173.9 million, primarily due to:

- lower recovery of natural gas costs in revenues due to customers supplying shrinkage gas in ethane extraction operations in ATCO Midstream; and
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream.

Revenues for the year ended December 31, 2006, **decreased** by $11.8 million to $667.2 million, primarily due to:

- lower recovery of natural gas costs in revenues due to customers supplying shrinkage gas in ethane extraction operations in ATCO Midstream;
- lower volumes of natural gas purchased and resold for natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

This decrease was partially offset by:

- higher storage revenues due to higher capacity leased, and the timing and demand of storage capacity sold, by ATCO Midstream; and
- increased sales of natural gas to affiliates by ATCO Midstream.

Earnings for the three months ended December 31, 2006, were **substantially unchanged.**

Earnings for the year ended December 31, 2006, **increased** by $12.0 million to $52.7 million, primarily due to:

- higher margins received for natural gas liquids, higher storage earnings due to higher capacity leased, and the timing and demand of storage capacity sold by ATCO Midstream.

Operating expenses for the year ended December 31, 2006, **decreased** by $42.6 million to $490.5 million, primarily due to:

- lower volumes of natural gas purchased for natural gas liquids extraction in ATCO Midstream;
- lower natural gas prices for shrinkage gas used in natural gas liquids extraction in ATCO Midstream; and
- lower business activity in ATCO Frontec.

On January 30, 2007, ATCO Frontec announced it had been awarded a contract with the United Nations to provide camp support and food services to the United Nations Mission in Kosovo.

Industrials

Revenues from the Industrials segment for the three months ended December 31, 2006, **increased** by $28.5 million to $121.8 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada.

This increase was partially offset by:

- lower business activity in ATCO Structures' manufacturing operations in Europe (which were discontinued in the first quarter of 2006) and South America.

Revenues for the year ended December 31, 2006, **increased** by $84.3 million to $379.4 million, primarily due to:

- increased business activity in ATCO Structures' operations in Canada and the United States and increased business activity in space rentals operations in Australia; and
- increased business activity in ATCO Noise Management.

This increase was partially offset by:

- lower business activity in ATCO Structures' manufacturing operations in Europe (which were discontinued in the first quarter of 2006), Australia and South America.

Earnings for the three months ended December 31, 2006, **increased** by $0.7 million to $4.2 million, primarily due to:

- 2005 losses incurred in ATCO Structures' operations in Europe; and
- increased business activity in space rentals operations in Canada and Australia.

This increase was partially offset by:

- lower business activity in ATCO Structures' manufacturing operations in Canada.

Earnings for the year ended December 31, 2006, **increased** by $8.2 million to $24.1 million, primarily due to:

- increased business activity in ATCO Structures' space rentals operations in Canada and Australia and in manufacturing operations in the United States;
- 2005 losses incurred in ATCO Structures' operations in Europe;
- $2.4 million adjustment in the second quarter of 2006 for ATCO Structures to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section); and
- increased business activity in ATCO Noise Management.

This increase was partially offset by:

- lower business activity in ATCO Structures' manufacturing operations Australia.

On July 5, 2006, ATCO Structures announced it had received a contract from Albian Sands Energy Inc. for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Accommodating 800 people in the first phase, and capable of expansion to 2,500 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors. ATCO Structures' contract includes turnkey services such as delivery and installation, distribution of site services (electrical, water, gas, and sewer), supply of external recreational facilities, parking, lighting and fencing. Manufacturing of the modules required for phase one of Albian Village has begun in ATCO Structures' Calgary facility. The units will then be transported to site by truck and installed by ATCO Structures and subcontractors, with completion scheduled for first quarter of 2007.

On August 10, 2006, ATCO Structures announced it had been awarded Phase Two of a major contract by Albian Sands Energy Inc. to manufacture, supply and install high quality workforce housing for an additional 1,660 tradespeople and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Manufacturing of the modules required for Phase Two began in ATCO Structures' Calgary facility in the fall of 2006, with the units scheduled to be installed by ATCO Structures and subcontractors in the third quarter of 2007. ATCO Structures will also complete all underground site services and supply external recreational facilities including an indoor ice hockey rink and baseball field. Parking for more than 800 vehicles, lighting and fencing will also be provided.

On November 8, 2006, ATCO Structures Inc. announced it had been awarded Phase Two of a major contract to supply construction workforce housing and permanent operating facilities at the De Beers Victor Diamond Mine in northern Ontario. Phase Two includes an expanded 245 person construction camp and development of a 222 person permanent operating facility. The contract was awarded by AMEC Americas Limited, acting on behalf of De Beers Canada and includes design, manufacture, supply and installation.

During 2006, the utilization rate for ATCO Structures' workforce housing fleet averaged 89%, up from 70% in 2005, as a result of high demand for these units in the resource sectors in Canada, Australia and Chile.

The space rentals utilization in 2006 averaged 85%, consistent with 2005 levels, as a result of high continued demand for these units in Canada, Australia and Chile.

Operating expenses for the year ended December 31, 2006, **increased** by $73.3 million to $322.5 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management.

ATCO Structures will continue to focus on its core businesses of workforce housing in North America, Australia, South America and selective international markets and on the space rentals business in Australia, Canada, South America and the United Kingdom. A number of major workforce housing projects, which provide opportunities for ATCO Structures, are planned for development in 2007 and beyond. In addition, ATCO Structures will continue to significantly increase its space rentals fleet.

ATCO Noise Management will continue to focus on turnkey noise abatement opportunities and the supply of turbine silencing systems in the energy and petrochemical industries worldwide. ATCO Noise Management is focusing its efforts on exploring industrial noise abatement opportunities in North America, Latin America and Europe. These areas represent opportunities in the electrical power generation and fossil fuel markets where demand continues to grow.

Corporate and Other

Earnings from the Corporate and Other segment for the three months ended December 31, 2006 **decreased** by $4.5 million to $(8.8) million, primarily due to:

- increased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I share prices since September 30, 2006.

Earnings for the year ended December 31, 2006, including the $11.7 million after tax gain on the Sale of Property, **increased** by $17.1 million to $(3.0) million.

Earnings for the year ended December 31, 2006, excluding the $11.7 million after tax gain on the Sale of Property, **increased** by $5.4 million to $(14.7) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I share prices since December 31, 2005; and
- higher short term interest rates on larger cash balances.

REGULATORY MATTERS

Regulated operations are conducted by wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.:

- ATCO Electric and its subsidiaries Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical;
- the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd.; and
- the generating plants of Alberta Power (2000).

Regulated operations in Alberta (except for the generating plants of Alberta Power (2000)) are subject to a generic cost of capital regime:

- in July 2004, the AEUB issued the generic cost of capital decision which established, among other things:
  - a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity;
    - rate of return adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast; and
    - adjustment mechanism similar to the method the National Energy Board uses in determining its formula based rate of return;
  - the capital structure for each utility regulated by the AEUB.
- in November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006;
- in January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year; and
- in November 2006, the AEUB announced a generic return on common equity of 8.51% for 2007.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines was also a party to this filing as the concerns were common to all three utilities:

- this filing included evidence regarding:
  - the appropriate ratemaking approach in the determination of utility revenue requirements;
  - treatment of pension costs, executive compensation and head office rent expense; and
  - the continued use of preferred shares as a form of financing for the three utilities;
- AEUB heard this filing in May 2006; and
- on October 11, 2006, the AEUB issued a decision (the "Common Matters Decision") which resulted in no significant impact on earnings. Among other things, the decision upheld ATCO's treatment of pension costs and approved the continued use of preferred shares. In addition, the decision approved minimal changes to head office rent expense and executive compensation.

ATCO Electric

In March 2006, the AEUB issued a decision on ATCO Electric's 2005 and 2006 General Tariff Application ("ATCO Electric GTA Decision"):

- which established, among other things, the amount of revenue to be collected in 2005 and 2006 from customers for transmission and distribution services, and confirmed the interim refundable rates approved by the AEUB in July 2005 (distribution services) and September 2005 (transmission services);

- ATCO Electric's 2005 earnings negatively impacted by $1.3 million, recorded in first quarter of 2006;
- ATCO Electric's 2006 earnings reduced by an additional $1.6 million, as compared to 2005 earnings, recorded throughout 2006; and
- return on common equity confirmed according to AEUB standardized rate of return methodology – 9.5% in 2005 and 8.93% in 2006.

In May 2006, the AEUB issued a decision on ATCO Electric's 2003-2004 Regulated Rate Option Tariff Non-Energy Rates application dated November 2002:
- this decision approved, on an interim refundable basis, the collection in 2006 of a shortfall of $2.7 million for 2003 and $2.2 million for 2004 that was not previously incorporated into customer rates;
- the amounts approved for collection are subject to the outcome of an existing process regarding the pricing of services provided by ATCO I-Tek; and
- the impact of this decision increased ATCO Electric's 2006 earnings by $1.9 million and was recorded in the second quarter of 2006.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of future income taxes recorded:
- in May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million. The impact of this decision was recorded in the second quarter of 2005.

In August 2006, the AEUB approved the first phase of the AESO's application for the need to improve transmission infrastructure in northwest Alberta:
- AEUB decision grants the AESO approval to assign approximately $300 million in projects to the Transmission Facility Owner, ATCO Electric;
- once assigned by the AESO, ATCO Electric will prepare and file facility applications with the AEUB. Construction will commence once approval to proceed is received from the AEUB; and
- the entire project was originally intended to be completed by 2009 but now is anticipated to be completed by 2011. As a result of price escalation caused by the change in completion date, coupled with the increasing costs of construction in Alberta, the entire project is now estimated to cost $400 million.

In November 2006, ATCO Electric filed a general tariff application with the AEUB for the 2007 and 2008 test years:
- requesting, among other things, increased revenues to recover increased financing, depreciation and operating costs associated with increased rate base in Alberta;
- a decision from the AEUB on the general tariff application is not expected until late 2007;
- in November 2006, ATCO Electric filed an application requesting interim refundable rates for transmission and distribution operations, pending the AEUB's decision on the general tariff application; and
- on December 19, 2006, ATCO Electric received a decision from the AEUB approving interim refundable rate increases amounting to 50% of ATCO Electric's requested increases for transmission and distribution operations.

ATCO Gas

In January 2006, the AEUB issued a decision on ATCO Gas' 2005, 2006 and 2007 General Rate Application ("ATCO Gas GRA Decision"):
- which, among other things, established the amount of revenue to be collected over the period 2005 to 2007 from customers for natural gas distribution service and approved a return on common equity as determined by the AEUB's standardized rate of return methodology – 9.5% in 2005, 8.93% in 2006 and 8.51% in 2007;
- the final impact of the decision will not be known until a subsequent regulatory process is finalized; and
- a decision from the AEUB with respect to a second regulatory process that was pending at the end of 2005 was received on October 11, 2006; the effect of this decision on the earnings of the Corporation was not material.

In May 2006, the City of Calgary filed a Review and Variance application with the AEUB for the ATCO Gas GRA Decision:

- the application alleges that the AEUB made errors in the ATCO Gas GRA Decision related to the calculation of working capital needed by ATCO Gas to operate its Carbon natural gas storage facility; and
- the AEUB issued its decision on January 17, 2007, denying the City of Calgary's application.

In October 2006, ATCO Gas also filed a Review and Variance application with the AEUB for the ATCO Gas GRA Decision:

- the application alleges that the AEUB made errors in the ATCO Gas GRA Decision related to the approved level of administrative expenses;
- in December 2006, the AEUB issued a decision in which it acknowledged an error for a portion of the administrative expenses in question; and
- a further AEUB decision on the remainder of this application is expected in the 2nd quarter of 2007.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition). As a result of this decision (the "Calgary Stores Block Decision"):

- $4.1 million of the proceeds were allocated by the AEUB to customers and $1.8 million to ATCO Gas;
- ATCO Gas appealed the decision to the Alberta Court of Appeal which overturned the decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas;
- City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision;
- the Supreme Court of Canada rendered its decision on February 9, 2006, dismissing the City of Calgary's appeal and allowing ATCO Gas' cross-appeal. The AEUB was directed to issue a new decision in accordance with the Supreme Court's ruling;
- ATCO Gas requested that the AEUB address the Supreme Court of Canada decision; and
- the AEUB complied with the Supreme Court of Canada decision on August 11, 2006, and ATCO Gas recorded additional net proceeds totaling $4.1 million from the sale and increased earnings of $3.7 million after income taxes in the third quarter of 2006.

ATCO Gas owns a 43.5 petajoule natural gas storage facility located at Carbon, Alberta. ATCO Gas has leased the entire storage capacity of the facility to ATCO Midstream. ATCO Gas has taken the position that the facility is no longer required for utility service and should be removed from regulation. In the process of obtaining AEUB approval, the following events are significant:

- in July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the facility;
- in June 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility;
- ATCO Gas filed for leave to appeal the decision with the Alberta Court of Appeal;
- in October 2005, the AEUB established processes to review the use of the facility for utility purposes;
- a hearing to review the use of the facility for revenue generation was held in April 2006 and a hearing to review the use of the facility for load balancing was held in June 2006. On October 11, 2006 the AEUB issued a decision confirming ATCO Gas' position that the facility is no longer required for utility service with respect to the use of the facility for load balancing purposes. The City of Calgary has filed a leave to appeal and a review and variance application of this decision; and
- on February 5, 2007, the AEUB issued a decision in which it determined that a legitimate utility use for the facility is that it be used for purposes of generating revenues to offset customer rates. The AEUB has directed ATCO Gas to continue to lease the entire storage capacity of the facility to ATCO Midstream. The AEUB will conduct a further process to determine if it is appropriate that 100% or some lesser portion of this facility should be used to offset customer rates. (Refer to Business Risks - Regulated Operations - Carbon Natural Gas Storage Facility section).

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances (the process whereby third party natural gas supplies are reconciled to amounts actually shipped in the Corporation's pipelines) that have impacted ATCO Gas' deferred gas account:

- in April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to ATCO Gas' 2005 revenues and earnings of $1.8 million and $1.2 million, respectively; and
- City of Calgary filed for leave to appeal the AEUB's decision. ATCO Gas filed a cross appeal of the AEUB's decision. The leave to appeal was heard by the Alberta Court of Appeal on April 18, 2006. On July 7, 2006 the Alberta Court of Appeal issued its decision granting the City of Calgary's leave to appeal on the question of whether the AEUB erred in law or jurisdiction in assuming that it had the authority to allow recovery in 2005, for costs relating to prior years. ATCO Gas' cross appeal was denied. A hearing with the Alberta Court of Appeal has been scheduled for April 13, 2007.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre:

- in December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above;
- the Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006;
- in February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds;
- on March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remained in trust pending AEUB approval; and
- on August 16, 2006, ATCO Gas requested that the process re-convene in light of the AEUB's approval of the Calgary Stores Block application. The AEUB issued a call for comments which concluded on September 14, 2006 and on December 13, 2006 the AEUB issued a decision approving the distribution of proceeds to ATCO Gas resulting in increased revenue of $1.0 million and earnings of $0.7 million for ATCO Gas.

ATCO Pipelines

The AEUB has delayed its review of the competitive natural gas pipeline issues under AEUB jurisdiction until 2007. This review is expected to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and funds generated by operations is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Funds generated by operations for the three months ended December 31, 2006, **decreased** by $17.4 million to $191.5 million, primarily due to:

- decreased availability incentives in Alberta Power (2000), primarily due to availability penalties paid associated with the planned outage in 2006 for the Battle River generating plant which occurred during a period of high Alberta Power Pool electricity prices.

This decrease was partially offset by:

- increased earnings.

Funds generated by operations for the year ended December 31, 2006, **increased** by $22.2 million to $757.6 million, primarily due to:

- increased earnings.

This increase was partially offset by:

- lower proceeds received from the TXU Europe Settlement (refer to TXU Europe Settlement section); and
- decreased availability incentives in Alberta Power (2000), primarily due to availability penalties paid associated with the planned outage in 2006 for the Battle River generating plant which occurred during a period of high Alberta Power Pool electricity prices.

Investing activities for the three months ended December 31, 2006, **decreased** by $2.5 million to $173.1 million, primarily due to:

- increased contributions by utility customers for extensions to plant.

This decrease was partially offset by:

- changes in non-cash working capital.

Purchase of property, plant and equipment for the three months ended December 31, 2006, **decreased** by $1.3 million to $199.0 million, primarily due to:

- decreased investment in workforce housing and space rentals assets and regulated natural gas distribution projects.

This decrease was partially offset by:

- increased investment in regulated electric distribution and transmission projects.

Investing activities for the year ended December 31, 2006, including the proceeds of $15.1 million net of income taxes from the Sale of Property, **increased** by $22.2 million to $553.6 million, primarily due to:

- 2005 proceeds on the transfer of the retail energy supply businesses;
- increased capital expenditures; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- increased contributions by utility customers for extensions to plant;
- changes in non-current deferred electricity costs; and
- Sale of Property.

Purchase of property, plant and equipment for the year ended December 31, 2006, **increased** by $26.5 million to $619.3 million, primarily due to:

- increased investment in regulated electric distribution and transmission and regulated natural gas transportation projects.

This increase was partially offset by:

- decreased investment in workforce housing and space rentals assets and regulated natural gas distribution projects.

During the three months ended December 31, 2006, the Corporation **issued**:

- $160.0 million of 4.801% Debentures due November 22, 2021;
- $160.0 million of 5.032% Debentures due November 20, 2036; and
- $2.3 million of other long term debt.

During the three months ended December 31, 2006, the Corporation **redeemed**:

- $175.0 million of 4.84% Debentures due November 6, 2006;
- $10.1 million of other long term debt; and
- $15.8 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $121.4 million.

During the year ended December 31, 2006, the Corporation **issued**:

- $160.0 million of 4.801% Debentures due November 22, 2021;
- $160.0 million of 5.032% Debentures due November 20, 2036; and
- $61.2 million of other long term debt.

During the year ended December 31, 2006, the Corporation **redeemed**:

- $175.0 million of 4.84% Debentures due November 6, 2006;
- $20.5 million of other long term debt; and
- $73.5 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $112.2 million.

Net purchase of Canadian Utilities Limited Class A non-voting shares for the three months ended December 31, 2006, **decreased** by $4.6 million to $1.9 million, primarily due to decreased share purchases in 2006.

Net purchase of Canadian Utilities Limited Class A non-voting shares for the year ended December 31, 2006, **increased** by $64.8 million to $67.5 million, primarily due to increased share purchases in 2006.

Net purchase of Class I shares for the three months ended December 31, 2006, **increased** by $22.4 million to $24.5 million, primarily due to increased purchases of Class I Shares in 2006.

Net purchase of Class I shares for the year ended December 31, 2006, **increased** by $69.6 million to $73.4 million, primarily due to increased share purchases in 2006.

Dividends paid to non-controlling interests for the three months ended December 31, 2006, **increased** by $0.4 million to $26.2 million, primarily due to higher dividends paid by Canadian Utilities.

Dividends paid to non-controlling interests for the year ended December 31, 2006, **increased** by $17.3 million to $120.4 million, due to higher dividends including a one-time special dividend ($0.25 per share) paid by Canadian Utilities on September 1, 2006.

Foreign currency translation for the three months ended December 31, 2006, positively impacted the Corporation's cash position by $10.9 million to $11.1 million, primarily as a result of:

- changes in the U.K. exchange rate which resulted in an increase in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

Foreign currency translation for the year ended December 31, 2006, positively impacted the Corporation's cash position by $27.8 million to $15.7 million, primarily as a result of:

- changes in the U.K. exchange rate which resulted in an increase in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

At December 31, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	622.6	89.5	533.1
Short term committed	600.0	14.0	586.0
Uncommitted	131.4	29.8	101.6
Total	1,354.0	133.3	1,220.7

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Capital expenditures to maintain capacity, meet planned growth and fund future development activities are expected to be approximately $800 million in 2007. The majority of these expenditures are uncommitted and relate primarily to utility operations.

Contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations	Total	Payments Due by Period Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
($ Millions)					
Long term debt	2,460.4	56.1	227.0	305.9	1,871.4
Non-recourse long term debt	814.7	65.7	168.5	142.7	437.8
Operating leases	66.8	20.5	26.7	14.6	5.0
Purchase obligations:					
ATCO Gas natural gas purchase contracts [1]	4.5	0.5	1.0	1.0	2.0
Alberta Power (2000) coal purchase contracts [2]	607.7	47.7	99.2	105.2	355.6
ATCO Power and ATCO Resources natural gas fuel supply contracts [3]	248.2	52.4	104.9	74.0	16.9
ATCO Power and ATCO Resources operating and maintenance agreements [4]	230.0	23.5	50.6	44.4	111.5
Capital expenditures [5]	45.4	45.4	-	-	-
Other	7.8	7.8	-	-	-
Total	4,485.5	319.6	677.9	687.8	2,800.2

Notes:

(1) *ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate primarily to operational contracts pertaining to the Carbon natural gas storage facility, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation. Some of these obligations are for the life of the gas reserves. The estimated value of these purchase obligations is based on the market price of natural gas in effect on December 31, 2006, and assumes a remaining life of 10 years for the gas reserves commencing January 1, 2004. DEML has agreed to purchase the natural gas purchased under these contracts at the prices paid by ATCO Gas.*

(2) *Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants. These costs are recoverable pursuant to the power purchase arrangements.*

(3) *ATCO Power and ATCO Resources have various contracts to purchase natural gas for certain of their natural gas-fired generating plants. ATCO Power and ATCO Resources have long term offtake agreements with the purchasers of the electricity to recover 78% of these costs. The balance of 22%, related to ATCO Power's Barking generating plant, is currently being recovered through merchant sales in the U.K. electricity market. ATCO Power's and ATCO Resources' merchant generating plants in Alberta do not have any long term contracts to purchase natural gas.*

(4) *ATCO Power and ATCO Resources have various contracts with suppliers to provide operating and maintenance services at certain of their generating plants.*

(5) *Various contracts to purchase goods and services with respect to capital expenditure programs.*

Current and long term future income tax liabilities of $229.3 million at December 31, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2005, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2006. Over the life of the bid, 372,500 shares were purchased, of which 184,000 were purchased in 2005 and 188,500 were purchased in 2006. On May 29, 2006, the Corporation commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I shares. The bid will expire on May 28, 2007. From May 29, 2006, to February 16, 2007, 1,760,400 shares have been purchased, all of which were purchased in 2006.

It is the policy of the Corporation to **pay dividends** quarterly on its Class I and Class II shares. In 2006, the Corporation **increased** the dividends on Class I and Class II shares by $0.06 per share, the same increase as in 2005. The Corporation has increased its annual common share dividend each year since 1993. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2007, the quarterly dividend payment has been **increased** by $0.015 to $0.22 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

- on November 20, 2006, the Corporation issued $160.0 million of 4.801% Debentures due November 22, 2021, at a price of 100 to yield 4.801%, and $160.0 million of 5.032% Debentures due November 20, 2036, at a price of 100 to yield 5.032%. The proceeds of these issues were advanced to ATCO Electric, ATCO Gas and ATCO Pipelines and used to fund capital expenditures, repay indebtedness and for general corporate purposes.

OUTSTANDING SHARE DATA

At February 16, 2007, the Corporation had outstanding 51,514,246 Class I shares and 6,940,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3 ("Series 3 Preferred Shares").

Class I Non-Voting Shares and Class II Voting Shares

Each Class II share may be converted into one Class I share at any time at the share owner's option. In the event an offer to purchase Class II shares is made to all owners of Class II shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, and provided an offer is not made to the owners of Class I shares on the same terms and conditions, the Class I shares shall be entitled to the same voting rights as the Class II shares. The two classes of shares rank equally in all other respects.

Of the 5,100,000 Class I shares reserved for issuance in respect of options under the Corporation's stock option plan, 1,039,200 Class I shares were available for issuance at December 31, 2006. Options may be granted to directors, officers and key employees of the Corporation and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. As of February 16, 2007, options to purchase 1,359,700 Class I shares were outstanding.

Series 3 Preferred Shares

On and after December 1, 2008, the Corporation may convert all or any of the Series 3 Preferred Shares into Class I shares. The number of Class I shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. If an owner of Series 3 Preferred Shares elects to convert any of the shares into Class I shares, the Corporation may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, the Corporation may offer the owners of the Series 3 Preferred Shares the right to convert into a further series of preferred shares.

The Series 3 Preferred shares are redeemable at the option of the Corporation commencing on December 1, 2008, at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

ATCO Ltd. at this time intends to redeem the Series 3 Preferred Shares. ATCO expects to finance the redemption with a combination of cash and a new issue of preferred shares.

TRANSACTIONS WITH RELATED PARTIES

The Corporation's transactions with related parties are in the normal course of business and under normal commercial terms. For a description of these transactions, refer to Note 20 to the consolidated financial statements for the year ended December 31, 2006.

BUSINESS RISKS

The current Federal government favours a made in Canada approach to deal with climate change instead of the Kyoto Protocol which the previous government had ratified. The Corporation is unable to determine what impact the Clean Air Act may have on its operations as the Government of Canada has not yet provided industry specific details for its 2006 Climate Change Plan. While it is not certain, it is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the Clean Air Act.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates or approve the recovery of costs on a placeholder basis, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Carbon Natural Gas Storage Facility

ATCO Gas leases the entire storage capacity of the Carbon natural gas storage facility to ATCO Midstream at AEUB approved placeholder rates. On February 5, 2007, the AEUB issued a decision to ATCO Gas that leaves in question these placeholder rates and the effect that these placeholder rates will have on future ATCO Gas revenues. (Refer to Regulatory Matters – ATCO Gas section).

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.2 million.

ATCO I-Tek Services

ATCO Electric, ATCO Gas and ATCO Pipelines purchase information technology services, and ATCO Electric and ATCO Gas also purchase customer care and billing services, from ATCO I-Tek. The recovery of these costs in customer rates are subject to AEUB approval. Since 2003, the costs have been approved on a placeholder basis, and are subject to final AEUB approval after completion of an ongoing collaborative benchmarking process.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural

gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the earlier of one year after the expiry of a PPA or a decision to continue to operate the plant. Alberta Power (2000) has one year after the expiry of a PPA to determine whether to decommission the generating plant in order to fully recover plant decommissioning costs or to continue to operate the plant. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant or December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Government of Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2006, the Corporation had recorded $39.6 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

Alberta Environment implemented mercury emission regulations in March 2006 for coal-fired generating plants. Owners of coal-fired generating plants are required to submit by April 1, 2007, proposals on capturing at least 70% of the mercury in the coal burned in their plants. The proposals for mercury emission reduction must be implemented by 2010. While it is not certain, it is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

A recent AEUB decision applicable to ATCO Gas established a two year adjustment limitation period for inaccuracies in gas supply costs, including measurement inaccuracies in metering facilities. The AEUB stated that it will consider specific applications for adjustments beyond the two year limitation period.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power and ATCO Resources

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2006, sales from approximately 71% of ATCO Power's and ATCO Resources' generating capacity were subject to long term agreements, while the remaining 29% consisted primarily of sales to the Alberta Power Pool and the U.K. merchant power market. In 2007, these percentages are expected to be approximately the same. These sales are dependent on prices in the Alberta electricity spot market and in the U.K. merchant power market. The majority of the electricity sales to the Alberta Power Pool are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a good correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2007.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
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Alberta Power Pool Price
Spark Spread
Natural Gas Prices

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and earlier this year the market experienced an increase in electricity prices due to the increased world prices for natural gas. Since then natural gas prices have softened with additional natural gas infrastructure coming on stream and the slightly lower oil prices. Nevertheless, the Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to the high market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. The guarantees outstanding at December 31, 2006, are described in Note 13 to the consolidated financial statements for the year ended December 31, 2006. To date, Canadian Utilities has not been required to pay any of its guaranteed obligations.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is defensible and, in any event, has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

A fuel spill occurred in January 2007 at the Brevoort Island, Northwest Territories radar site maintained by Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic Inuit Logistics Corporation. The Corporation believes that it has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the fuel spill. Accordingly, this spill is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries.

CONTINGENCIES

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

HEDGING

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes. For details on the financial instruments in place at December 31, 2006, refer to Note 22 to the consolidated financial statements for the year ended December 31, 2006.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2006, unrecorded future income tax liabilities of the regulated operations amounted to $141.3 million and unrecorded future income tax assets of other operations amounted to $1.5 million. The liabilities include $14.6 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's. There are tax loss carryforwards of $0.4 million for Canadian subsidiary corporations and $10.6 million for foreign subsidiary corporations for which no tax benefit has been recorded. The losses for Canadian subsidiary corporations begin to expire in 2010; $0.8 million of the losses for foreign subsidiary corporations begin to expire in 2007 and $9.8 million do not expire. There are net capital loss carryforwards of $5.1 million for ATCO Ltd. and a Canadian subsidiary corporation for which no tax benefit has been recorded. For additional information on the Corporation's unrecorded future income tax liabilities, refer to Note 8 to the consolidated financial statements for the year ended December 31, 2006.

Other than the financial instruments discussed under "Hedging", the Corporation does not have any off-balance sheet arrangements that have, or are likely to have, a current or future effect on the results of operations or financial condition, including, without limitation, such considerations as liquidity and capital resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at December 31, 2006, the Corporation had recorded $39.6 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $10.6 million in 2006.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $5.0 million, whereas the low case scenario would have resulted in lower revenues of approximately $4.6 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years. The expected long term rate of return has declined over the past five years, from 8.1% in 2001 to 6.1% in the year ended December 31, 2006. The result has been a decrease in the expected return on plan assets and a corresponding increase in the cost of pension benefits. In addition, the actual return on plan assets over the same period has been lower than expected (i.e., an experience loss), which is also contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same five year period, from 6.9% at the end of 2001 to 5.1% at the end of 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months and the year ended December 31, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months and the year ended December 31, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2006 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2006 Pension Benefit Plans		2006 Other Post Employment Benefit Plans	
($ Millions)	Accrued Benefit Obligation	Benefit Plan Cost	Accrued Benefit Obligation	Benefit Plan Cost
Expected long term rate of return on plan assets				
1% increase [1]	-	(3.9)	-	-
1% decrease [1]	-	3.9	-	-
Liability discount rate				
1% increase [1]	(87.6)	(7.2)	(4.0)	(0.5)
1% decrease [1]	111.1	8.6	5.0	0.6
Future compensation rate				
1% increase [1]	25.1	3.5	-	-
1% decrease [1]	(22.7)	(3.1)	-	-
Long term inflation rate				
1% increase [1][2][3]	37.2	4.3	4.4	0.8
1% decrease [1][3]	(63.0)	(7.3)	(3.6)	(0.6)

Notes:

(1) *Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost, which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.*

(2) *The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.*

(3) *The long term inflation rate for other post employment benefit plans is the assumed annual health care cost trend rate described in the weighted average assumptions.*

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Corporation prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") pertaining to financial instruments, hedging and comprehensive income. These recommendations require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income. Financial instruments designated as "held-for-trading" and "available-for-sale" will be carried at their fair value while financial instruments classified as "loans and receivables" and "held-to-maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges and the cumulative foreign currency translation adjustments arising from self-sustaining investments in foreign operations will be carried in Accumulated Other Comprehensive Income, a component of Class I and Class II Share Owners Equity on the consolidated balance sheet. Any ineffective portions of gains and losses on hedges will be taken into earnings immediately. Changes in value of fair value hedges will be recognized in earnings as they occur. The Corporation is unable to determine at this time the impact of adopting these recommendations on earnings or assets of the Corporation.

Effective January 1, 2006, the Corporation retroactively adopted the CICA Emerging Issues Abstract regarding conditional asset retirement obligations. This abstract requires an entity to record a liability for an asset retirement obligation where the timing and/or method of settlement are conditional upon the occurrence of a

future event that may or may not be within the control of the entity. Adoption of this abstract had no effect on the consolidated financial statements for the year ended December 31, 2006.

Effective January 1, 2006, the Corporation retroactively adopted the CICA Emerging Issues Abstract regarding stock based compensation for employees eligible to retire before the vesting date. This abstract requires an entity to recognize the compensation cost attributable to such an award over the period from grant date to the date the employee becomes eligible to retire. Since the Corporation does not have stock based compensation plans that contain such provisions, adoption of this abstract had no effect on the consolidated financial statements for the year ended December 31, 2006.

February 21, 2007

ATCO LTD.
CONSOLIDATED FIVE-YEAR FINANCIAL SUMMARY

(Millions of Canadian dollars, except as indicated)		**2006 (1)**	2005	2004 (2)	2003	2002 (3)
EARNINGS						
Revenues		**2,860.9**	2,859.6	3,271.0	3,929.7	3,196.3
Operating expenses		**1,729.2**	1,830.9	2,315.5	3,024.9	2,352.9
Depreciation and amortization		**378.6**	337.9	311.1	285.0	256.6
Interest		**236.4**	223.2	215.5	198.9	189.2
Dividends on preferred shares		**8.6**	8.6	8.6	8.6	8.6
Interest and other income		**(79.0)**	(41.9)	(96.2)	(36.1)	(136.7)
Income taxes		**188.7**	187.7	172.4	159.6	196.8
Non-controlling interests		**191.4**	164.2	184.7	158.1	165.6
Earnings attributable to Class I and Class II shares		**207.0**	149.0	159.4	130.7	163.3
SEGMENTED EARNINGS						
Utilities		**63.1**	54.9	87.4	62.9	92.2
Power generation (4)		**73.6**	58.1	40.7	49.6	38.7
Global enterprises (4)		**52.7**	40.7	37.1	28.4	23.0
Industrials		**24.1**	15.9	14.1	2.6	11.0
Corporate and other/eliminations		**(6.5)**	(20.6)	(19.9)	(12.8)	(1.6)
Earnings attributable to Class I and Class II shares		**207.0**	149.0	159.4	130.7	163.3
BALANCE SHEET						
Property, plant and equipment		**5,870.1**	5,601.4	5,404.9	5,155.0	4,973.8
Total assets		**7,698.5**	7,463.5	7,193.9	6,758.9	6,545.1
Capitalization:						
Long term debt		**2,458.8**	2,273.5	2,215.3	1,841.6	1,936.0
Non-recourse long term debt		**749.0**	804.3	899.7	948.2	956.4
Preferred shares		**150.0**	150.0	150.0	150.0	150.0
Share owners' equity (5)		**1,432.1**	1,331.1	1,244.6	1,131.7	1,043.1
Total capitalization		**4,789.9**	4,558.9	4,509.6	4,071.5	4,085.5
CASH FLOWS						
Funds generated by operations		**757.6**	735.4	604.3	573.6	544.1
Purchase of property, plant and equipment		**619.3**	592.8	610.9	539.6	649.2
Financing (excluding Class I and II dividends)		**(152.6)**	(112.7)	237.2	(87.4)	340.1
Class I and II dividends		**48.7**	45.5	41.7	38.1	34.6
CLASS I & II SHARES						
Shares outstanding at end of year (5) (thousands)		**58,452**	59,921	59,793	59,592	59,633
Return on equity (5) (%)		**15.0**	11.6	13.4	12.0	16.7
Earnings per share (5) ($)		**3.48**	2.49	2.68	2.20	2.74
Dividends paid per share (5) ($)		**0.82**	0.76	0.70	0.64	0.58
Equity per share (5) ($)		**24.50**	22.21	20.82	18.99	17.49
Stock market record - Class I Non-Voting shares ($)	High	**51.14**	44.08	29.50	25.00	27.50
	Low	**33.10**	28.16	22.825	20.54	20.025
	Close	**50.33**	40.95	29.25	24.00	21.50
Stock market record - Class II Voting shares ($)	High	**51.00**	43.05	29.75	24.625	27.50
	Low	**34.34**	28.38	23.00	20.825	20.50
	Close	**50.20**	40.34	28.875	24.155	21.675

(1) *Includes the gain on the sale of land in downtown Calgary, Alberta.*
(2) *Includes the gain on the transfer of retail energy supply businesses that occurred on May 4, 2004. Revenues and natural gas supply and purchased power costs after May 4, 2004 were reduced accordingly for 2004 and thereafter.*
(3) *Includes the gain on the sale of Viking-Kinsella property.*
(4) *In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. Segmented figures for 2002 to 2005 have been reclassified to conform to the current basis of segmentation.*
(5) *Includes Class I Non-Voting shares and Class II Voting shares.*

ATCO LTD.
CONSOLIDATED FIVE-YEAR OPERATING SUMMARY

(Millions of Canadian dollars, except as indicated)	**2006**	2005	2004	2003	2002
Utilities					
Natural gas distribution operations					
Purchase of property, plant and equipment	**167.4**	174.0	154.3	141.0	103.1
Pipelines (thousands of kilometres)	**35.9**	35.4	34.8	34.2	33.7
Maximum daily demand (terajoules)	**1,861**	1,919	2,049	1,831	1,670
Natural gas sold [1] (petajoules)	**-**	-	103	198	201
Natural gas distributed [1] (petajoules)	**219**	216	120	32	31
Total system throughput (petajoules)	**219**	216	223	230	232
Average annual use per residential customer (gigajoules)	**126**	131	134	134	136
Degree days - Edmonton [2]	**3,819**	3,641	3,985	4,245	4,274
- Calgary [3]	**3,910**	3,934	3,978	4,291	4,470
Customers at year-end (thousands)	**969.9**	939.6	914.3	887.8	862.0
Electric distribution and transmission operations					
Purchase of property, plant and equipment	**238.1**	212.2	223.4	171.6	162.4
Power lines (thousands of kilometres)	**70.1**	69.2	68.0	67.0	67.1
Electricity distributed (millions of kilowatt hours)	**10,286**	9,926	9,910	9,768	10,224
Average annual use per residential customer (kWh)	**7,495**	7,214	7,475	7,261	7,445
Customers at year-end (thousands)	**216.3**	210.9	206.2	202.3	197.8
Natural gas transportation operations					
Purchase of property, plant and equipment	**97.7**	84.3	47.9	33.6	47.3
Pipelines (thousands of kilometres)	**8.4**	8.3	8.3	8.3	8.3
Contract demand for pipelines system access (terajoules/day)	**5,032**	4,830	4,606	4,599	4,890
Power Generation					
Purchase of property, plant and equipment	**51.1**	42.7	87.4	152.7	289.0
Generating capacity (thousands of kilowatts)	**2,695**	2,695	2,695	2,561	2,110
Global Enterprises					
Purchase of property, plant and equipment	**14.2**	11.9	14.5	15.5	11.5
Natural gas processed (Mmcf/day)	**480**	476	427	399	420
Natural gas gathering lines (kilometres)	**1,000**	1,000	1,000	1,000	940
Industrials					
Purchase of property, plant and equipment	**48.2**	64.9	57.4	22.7	26.4
Workforce housing lease fleet (units in thousands)	**2.4**	2.7	2.3	1.9	1.8
Workforce housing lease fleet utilization (%)	**89**	70	62	47	52
Space rental lease fleet (units in thousands)	**9.0**	7.8	6.2	5.2	4.4
Space rental lease fleet utilization (%)	**85**	87	84	80	76

(1) *Effective May 2004, with the transfer of the retail energy supply businesses, ATCO Gas' existing sales service customers became transportation service customers.*

(2) *Degree days – Edmonton – are defined as the difference of the mean daily temperature from 14.5 degrees Celsius.*

(3) *Degree days – Calgary – are defined as the difference of the mean daily temperature from 15.5 degrees Celsius.*

ATCO Group

ORGANIZATION CHART


ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
ATCO GAS
ATCO PIPELINES
CU WATER LIMITED
ALBERTA POWER (2000) LTD.
ATCO ELECTRIC LTD.
THE YUKON ELECTRICAL COMPANY LIMITED
NORVEN HOLDINGS INC.
NORTHLAND UTILITIES ENTERPRISES LTD.
NORTHLAND UTILITIES (YELLOWKNIFE) LIMITED
NORTHLAND UITLITIES (NWT) LIMITED
ATCO UTILITY SERVICES LTD.
ATCO POWER LTD.
ATCO POWER CANADA LTD.
ATCO POWER GENERATION LTD.
THAMES POWER LIMITED
BARKING POWER LIMITED
ATCO POWER AUSTRALIA PTY LTD.
ASHCOR TECHNOLOGIES LTD.
ATCO MIDSTREAM LTD.
ATCO FRONTEC CORP.
ATCO TRAVEL LTD.
ATCO FRONTEC EUROPE LTD.
ATCO I-TEK INC.
ATCO I-TEK BUSINESS SERVICES LTD.
ATCO STRUCTURES INC.
ATCO STRUCTURES PTY INC.
ATCO STRUCTURES (USA) INC.
ATCO STRUCTURES UK LTD.
TECNO FAST ATCO S.A.
ATCO NOISE MANAGEMENT LTD.
ATCO INVESTMENTS LTD.
ATCO RESOURCES LTD.


ATCO
GROUP
1400, 909-11th Avenue SW Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500 Fax: (403) 292-7623
www.atco.com

ATCO Group

ORGANIZATION CHART


ATCO LTD.
CANADIAN UTILITIES LIMITED
CU INC.
ATCO GAS
ATCO PIPELINES
CU WATER LIMITED
ALBERTA POWER (2000) LTD.
ATCO ELECTRIC LTD.
THE YUKON ELECTRICAL COMPANY LIMITED
NORVEN HOLDINGS INC.
NORTHLAND UTILITIES ENTERPRISES LTD.
NORTHLAND UTILITIES (YELLOWKNIFE) LIMITED
NORTHLAND UITLITIES (NWT) LIMITED
ATCO UTILITY SERVICES LTD.
ATCO POWER LTD.
ATCO POWER CANADA LTD.
ATCO POWER GENERATION LTD.
THAMES POWER LIMITED
BARKING POWER LIMITED
ATCO POWER AUSTRALIA PTY LTD.
ASHCOR TECHNOLOGIES LTD.
ATCO MIDSTREAM LTD.
ATCO FRONTEC CORP.
ATCO TRAVEL LTD.
ATCO FRONTEC EUROPE LTD.
ATCO I-TEK INC.
ATCO I-TEK BUSINESS SERVICES LTD.
ATCO STRUCTURES INC.
ATCO STRUCTURES PTY INC.
ATCO STRUCTURES (USA) INC.
ATCO STRUCTURES UK LTD.
TECNO FAST ATCO S.A.
ATCO NOISE MANAGEMENT LTD.
ATCO INVESTMENTS LTD.
ATCO RESOURCES LTD.

DIRECTORS

William L. Britton
Vice Chairman of the Board
ATCO Ltd.

Bertrand P. Collomb
Chairman, Lafarge S.A.

Brian P. Drummond
Corporate Director

Basil K. French
President, Karusel Management Ltd.

Rt. Hon. Donald F. Mazankowski
Corporate Director and Business Consultant

Helmut M. Neldner
Corporate Director

Nancy C. Southern
President & Chief Executive Officer
ATCO Ltd.

Ronald D. Southern
Chairman of the Board of Directors
ATCO Ltd.

Lodewijk C. van Wachem
Chairman of the Board
Global Crossing and
Nedlloyd Holding BV

Charles W. Wilson
Lead Director

OFFICERS

Ronald D. Southern
Chairman of the Board

William L. Britton
Vice Chairman of the Board

Nancy C. Southern
President & Chief Executive Officer

Siegfried W. Kiefer
Managing Director,
Utilities & Chief Information Officer

Michael M. Shaw
Managing Director, Global Enterprises

Richard H. (Dick) Walthall
Managing Director, Power Generation

Karen M. Watson
Senior Vice President
& Chief Financial Officer

Susan R. Werth
Senior Vice President
& Chief Administration Officer

Clive R. Armour
Managing Director, ATCO Group,
Australia/Asia/Pacific

D. Terrence Davis
Vice President, Internal Audit
& Risk Management

Owen G. Edmondson
Vice President,
Business Development Finance

Ian D. Hargrave
Vice President, Project Development

Erhard M. Kiefer
Vice President, Human Resources

Charles S. McConnell
Treasurer

Patricia (Pat) Spruin
Corporate Secretary

Paul G. Wright
Vice President, Finance & Controller

PRESIDENTS OF PRINCIPAL OPERATING SUBSIDIARIES

Richard (Rick) J. Brouwer
President, ATCO Power Canada Ltd.

Kevin J. Cumming
President, ATCO Midstream Ltd.

Jerome F. Engler
President, ATCO Gas

Roberta (Bobbi) L. Lambright
President, ATCO I-Tek Inc.

R.J. (Bob) Myles
President, ATCO Pipelines

R.L. (Vaughan) Payne
President, ATCO Travel Ltd.

Sett F. Policicchio
President, ATCO Electric Ltd.

Boris I. Rassin
President, ATCO Noise Management Ltd.

Joseph (Joe) J. Schnitzer
President, ASHCOR Technologies Ltd.

Michael M. Shaw
President, ATCO Structures Inc.

Harry G. Wilmot
President, ATCO Frontec Corp.



ATCO GROUP

60 years

SHARE OUR JOURNEY · 2007

1400, 909-11th Avenue SW
Calgary, Alberta T2R 1N6

Telephone: (403) 292-7500
Fax: (403) 292-7623

www.atco.com

ATCO GROUP

1400, 909-11th Avenue SW Calgary, Alberta T2R 1N6
Telephone: (403) 292-7500 Fax: (403) 292-7623

www.atco.com





ATCO
82-34745

ATCO
GROUP

ATCO LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

MAY 10, 2007

Table of Contents

LETTER TO SHARE OWNERS	i
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	ii
MANAGEMENT PROXY CIRCULAR	
Section 1: Voting Information	1
Section 2: Business of the Meeting	
Financial Statements	3
Election of Directors	3
Directors' Attendance	3
Compensation of Directors	8
Board Committees	10
Directors' and Officers' Liability Insurance	12
Appointment of Auditor	12
Amendments to Stock Option Plan	13
Section 3: Executive Compensation	
Executive Compensation Principles and Program Objectives	14
Executive Compensation Program Elements	16
Summary Compensation Table	17
Pension and Retirement Arrangements	20
Compensation of the Chief Executive Officer	22
Section 4: Other Information	
Performance Graph	24
Corporate Governance	24
Additional Information	25
Schedule A: Corporate Governance Disclosure	A-1
Schedule B: Board of Directors Mandate	B-1
Schedule C: Questions and Answers on Voting and Proxies	C-1
Schedule D: Glossary	D-1

ATCO

Dear Share Owner:

We are pleased to invite you to attend the annual meeting of share owners of ATCO Ltd. to be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 10, 2007.

Your meeting materials are enclosed. If you are an owner of Class II Voting Shares and are unable to attend the meeting, please complete and sign the proxy and return it in the envelope provided for that purpose. We would also encourage all owners of Class I Non-Voting Shares to attend the meeting.

We hope you will join us after the meeting for some light refreshments.

Sincerely,

R.D. Southern
Chairman of the Board

N.C. Southern
President & Chief Executive Officer

Calgary, Alberta
March 1, 2007

ATCO LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of ATCO Ltd. (the "Corporation") will be held in the Crystal Ballroom, The Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 10:00 a.m. on Thursday, May 10, 2007, for the following purposes:

(a) to receive the consolidated financial statements for the year ended December 31, 2006, accompanied by the report of the auditor;

(b) to elect the directors;

(c) to appoint the auditor;

(d) to approve, subject to receiving all required approvals from the Toronto Stock Exchange, amendments to the stock option plan of the Corporation; and

(e) to transact such other business as may properly come before the meeting or any adjournment thereof.

Holders of Class I Non-Voting Shares or Class II Voting Shares may attend the meeting, but only the holders of Class II Voting Shares are entitled to vote at the meeting or to appoint proxyholders.

Holders of Class II Voting Shares who are unable to attend the meeting in person may vote by proxy. A form of proxy should be completed and returned in the prepaid envelope provided to CIBC Mellon Trust Company, to be received by ATCO Ltd., c/o CIBC Mellon Trust Company, not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 8, 2007.

Alternatively, registered shareholders may submit a form of proxy by fax, telephone or via the internet. Instructions are set out on the reverse of the form of proxy and are contained in the Management Proxy Circular.

By order of the Board of Directors.

P. Spruin
Corporate Secretary

Calgary, Alberta
March 1, 2007

ATCO

MANAGEMENT PROXY CIRCULAR

SECTION 1 VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation by the management of ATCO LTD. (the "Corporation") of proxies to be used at the annual meeting of shareholders of the Corporation, and at any adjournment thereof, for the purposes set forth in the accompanying notice. The cost of solicitation by management will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. **A shareholder entitled to vote at the meeting has the right to appoint a person or company to represent the shareholder at the meeting other than the persons designated in the accompanying form of proxy.** This right may be exercised either by striking out the names of the persons designated in the accompanying form of proxy and inserting in the space provided the name of the person appointed or by completing and executing another proper form of proxy. A shareholder desiring to be represented at the meeting by a proxyholder must deposit a proxy with the Corporation at the address set forth in the accompanying notice not later than 5:00 p.m. Eastern Daylight Time on Tuesday, May 8, 2007.

A shareholder may revoke a proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing with the Corporation, c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or any adjournment thereof.

Exercise of Discretion by Proxyholders

The shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such instructions, all of such Class II Voting Shares will be voted in favour of the election of the directors, the appointment of the auditor, and the approval of the amendments to the stock option plan as described in this circular.** The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the notice of the meeting and other matters that may properly come before the meeting. The management of the Corporation is not aware of any amendments or other matters. If any such amendments or matters should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

Class II Voting Shares and Principal Holders

The Class II Voting Shares of the Corporation are the only shares entitled to be voted at the meeting. As at March 1, 2007, there were 6,940,018 Class II Voting Shares outstanding. Each Class II Voting Share entitles the holder thereof to one vote at the meeting.

The record date for the meeting is March 21, 2007. Holders of Class II Voting Shares whose names are entered in the applicable register at the close of business on that date will be entitled to receive notice of and to attend and vote at the meeting, provided that if a shareholder transfers the ownership of any shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the meeting, to be included in the list of shareholders eligible to vote at the meeting, then such transferee will be entitled to vote those shares at the meeting.

To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns, directly or indirectly, or controls or directs shares of the Corporation carrying 10% or more of the votes attached to any class of voting securities of the Corporation is R.D. Southern. R.D. Southern beneficially owns 2,000 Class II Voting Shares of the Corporation and is the controlling shareholder of Sentgraf Enterprises Ltd., which owns 5,723,760 Class II Voting Shares. These combined shareholdings represent 82.5% of the outstanding Class II Voting Shares.

Each Class II Voting Share may be converted into one Class I Non-Voting Share at any time at the shareholder's option. In the event an offer to purchase Class II Voting Shares is made to all holders of Class II Voting Shares and is accepted and taken up by the holders of a majority of such shares pursuant to such offer, and provided an offer is not made to the holders of Class I Non-Voting Shares on the same terms and conditions, the Class I Non-Voting Shares shall be entitled to the same voting rights as the Class II Voting Shares. The two classes of shares rank equally in all other respects.

Class I Non-Voting Shares

The holders of the Class I Non-Voting Shares of the Corporation may attend and participate in discussions at the meeting, but are not entitled to vote at the meeting. **The holders of Class I Non-Voting Shares have no right to participate if a takeover bid is made for the Class II Voting Shares.**

Voting by Non-Registered Shareholders

Shareholders who do not hold their shares in their own name ("non-registered shareholders") may have their shares voted at the meeting by providing voting instructions to their nominee, which is usually a trust company, broker or other financial institution. Nominees will typically seek voting instructions by sending with this circular a voting instruction form instead of a form of proxy. A voting instruction form can be used only to provide voting instructions to a non-registered shareholder's nominee. Every nominee has its own signing and return instructions, which non-registered shareholders must follow to ensure that their shares are voted at the meeting.

Alternatively, non-registered shareholders may attend the meeting and vote their shares as proxyholder by entering their own name in the space provided on the voting instruction form supplied by their nominee and following the signing and return instructions. Non-registered shareholders who follow this procedure will be recognized at the meeting as proxyholders and will be permitted to vote their shares in that capacity.

For additional information please refer to Schedule C: Questions and Answers on Voting and Proxies at the back of this circular.

SECTION 2 BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the year ended December 31, 2006, along with the auditor's report, will be placed before the meeting. Copies of the financial statements may be obtained from the Corporate Secretary upon request and will be available at the meeting. The statements are also available on the Corporation's website at www.atco.com and on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

The management of the Corporation, on behalf of the Corporate Governance - Nomination, Compensation and Succession Committee, proposes to nominate, and the persons named in the accompanying form of proxy intend to vote for the election as directors of the Corporation, the persons whose names are set forth below. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the close of the next annual meeting of shareholders of the Corporation.

All of the nominees are currently directors and have been for the periods indicated.

Directors' Attendance

All directors are expected to attend meetings of the Board and the committees on which they serve. However, there may, from time to time, be extenuating circumstances for directors not attending meetings, especially for directors in positions of leadership in other corporations, particularly when they are in the process of assuming new positions or involved in major undertakings. It is also understood that directors may have, on occasion, family bereavement or health issues. The Corporation is supportive and understanding of such circumstances. When a director's attendance is deemed to be unsatisfactory, interviews are conducted by each of the Chairman and the Lead Director during which a clear understanding of the Corporation's expectations for attendance are formally communicated to assure significant improvement and optimal attendance in subsequent reporting periods.



William L. Britton, Q.C.

Age: 72
Calgary, AB Canada
Director Since: 1975
Not Independent[1]
Meets share ownership guidelines[2]

Mr. Britton is Vice Chairman of the Board for ATCO Ltd. and Canadian Utilities Limited. He is also Chairman Emeritus and the past chairman and national managing partner of Bennett Jones LLP and a member of the Law Society of Alberta and the Canadian Bar Association. Mr. Britton is a director of Sentgraf Enterprises Ltd., Barking Power Limited, AKITA Drilling Ltd., Forest Oil Corporation, Denver Broncos Football Club, Hanzell Vineyards Ltd., Geary-Market Investment Company Ltd., and virtually all of the ATCO Group subsidiary companies.

Board/Committee Membership:	**Attendance:**	
Board of Directors	8 of 8	100%
Strategy Conference[6]	1 of 1	100%
Round Tables	4 of 4	100%
GOCOM[3] (Chair)	4 of 4	100%
Crisis Management (Chair)	3 of 3	100%

Other Public Board/Committee Memberships:		
Company	Term	Committees
AKITA Drilling Ltd.	Since 1992	GOCOM[3]
Canadian Utilities Limited	Since 1980	GOCOM[3] (Chair)
CU Inc.	Since 1999	-
Forest Oil Corporation	Since 1996	Nominating & Corporate Governance

Securities Held:[4] [5]

ATCO Ltd.		**Canadian Utilities Limited**	
Class I Non-Voting	30,726	Class A non-voting	15,999
Class II Voting	7,870	Class B common	0



Bertrand P. Collomb

Age: 64
Paris, France
Director Since: 1999
Independent[1]
Meets share ownership guidelines[2]

Mr. Collomb is the Chairman of Lafarge S.A., headquartered in Paris, France. Lafarge is a world leader in building materials, with 80,000 employees in 75 countries around the world. Mr. Collomb is a graduate of the Ecole Polytechnique and the Ecole des Mines in Paris and holds a French law degree and a PhD in Management. He has held several executive positions in Lafarge since 1975, including his appointment as Chairman and CEO in 1989. He became Chairman of the Board in 2003. Mr. Collomb is also on the Board of TOTAL S.A. and is the Chairman of the Association Français des Entreprises Privées and the French Institute of International Relations. He is also a member of the Institut de France and the Advisory Board of the Banque de France.

Board/Committee Membership:	Attendance:	
Board of Directors	2 of 8	25%
Strategy Conference[6]	0 of 1	0%
Round Tables	2 of 4	50%

Other Public Board/Committee Memberships:

Company	Term	Committees
Lafarge S.A. (Chair)	Since 1989	-
TOTAL S.A.	Since 1994	-

Securities Held:[4] [5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	4,509	Class A non-voting	0
Class II Voting	400	Class B common	0



Brian P. Drummond

Age: 75
Montreal, QC
Canada
Director Since: 1968
Independent[1]
Meets share ownership guidelines[2]

Mr. Drummond is a founding director of the Corporation. Most recently he was Vice Chairman, Richardson Greenshields of Canada Limited. He was also previously President and Chairman of the Executive Committee of Greenshields Incorporated. Mr. Drummond is a director and member of the Executive Committee of the McGill University Health Centre Foundation and is a director of the Montreal General Hospital Foundation. He is a past Chairman of the Investment Dealers Association of Canada and the Montreal Exchange. Mr. Drummond is a member of the Investment Committee of the Canadian Medical Protective Association.

Board/Committee Membership:	Attendance:	
Board of Directors	8 of 8	100%
Strategy Conference[6]	1 of 1	100%
Round Tables	3 of 4	75%
Audit (Chair)	5 of 5	100%
GOCOM [3]	2 of 4	50%
Risk Review	2 of 2	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Utilities Limited	Since 1997	GOCOM[3] Pension Fund

Securities Held:[4] [5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	17,198	Class A non-voting	6,500
Class II Voting	7,800	Class B common	0



Basil K. French

Age: 73
Calgary, AB Canada
Director Since: 1982
Independent[1]
Meets share ownership guidelines[2]

Mr. French is the President of Karusel Management Ltd., a Calgary based company specializing in management consulting and property management. Prior to the establishment of Karusel Management, Mr. French was with the firms of Buchanan, Barry, Miller and French Chartered Accountants and Price Waterhouse & Co.

Board/Committee Membership:	Attendance:	
Board of Directors	8 of 8	100%
Strategy Conference[6]	1 of 1	100%
Round Tables	4 of 4	100%
Audit	5 of 5	100%
GOCOM[3]	3 of 4	75%
Risk Review	2 of 2	100%
Crisis Management	3 of 3	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Utilities Limited	Since 1981	Audit (Chair) Risk Review
CU Inc.	Since 1999	Audit (Chair)

Securities Held:[4][5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	17,298	Class A non-voting	4,900
Class II Voting	5,800	Class B common	700
		Series W Second Preferred	500
		Series X Second Preferred	2,000



Rt. Hon. Donald F. Mazankowski, P.C., O.C., A.O.E., D. Eng., LL.D.

Age: 71
Sherwood Park, AB Canada
Director Since: 1999
Independent[1]
Meets share ownership guidelines[2]

Rt. Hon. Don Mazankowski became a business consultant following his retirement from federal politics in 1993. He was first elected to the House of Commons in 1968 and served as a Member of Parliament for Vegreville. In 1986, he was appointed Deputy Prime Minister and Government House Leader and President of the Queen's Privy Council. In July 2000, he was appointed an Officer of the Order of Canada, and in October 2003, he was appointed to The Alberta Order of Excellence. Mr. Mazankowski is also a senior advisor with Gowling, Lafleur, Henderson LLP, Barristers and Solicitors. He is a past member of the board of governors of the University of Alberta and is past chairman of the Institute of Health Economics.

Board/Committee Membership:	Attendance:	
Board of Directors	7 of 8	88%
Strategy Conference[6]	1 of 1	100%
Round Tables	4 of 4	100%
Special Committee	1 of 1	100%

Other Public Board/Committee Memberships:

Company	Term	Committees
Canadian Oil Sands Limited	Since 2002	Corporate Governance & Compensation
Power Corporation Of Canada	Since 1996	Executive
Power Financial Corporation	Since 1996	
Great-West Lifeco Inc.	Since 1994	Executive
IGM Financial Inc.	Since 1994	Executive Audit
Shaw Communications Inc. (Lead Dir.)	Since 1994	Corporate Governance & Nominating (Chair)
Weyerhaeuser Co.	Since 1997	International
Yellow Pages Group Co.	Since 2003	Human Resources & Compensation

Securities Held:[4][5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	3,245	Class A non-voting	14,000
Class II Voting	1,000	Class B common	1,300



Helmut M. Neldner

Age: 68
Westerose, AB Canada
Director Since: 1997
Independent[1]
Meets share ownership guidelines[2]

Mr. Neldner has extensive experience in the telecommunications industry and is the former President & Chief Executive Officer of AGT and Telus Corporation. He started his career with AGT in 1964 and later served as Vice President, Finance and Vice President, Corporate Planning and Engineering before retiring as President & Chief Executive Officer of TELUS Corporation in 1994.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships:		
			Company	Term	Committees
Board of Directors	8 of 8	100%	Canadian Utilities Limited	Since 1991	Audit GOCOM (Deputy Chair)[3] Risk Review (Chair) Pension Fund (Chair)
Strategy Conference[6]	1 of 1	100%	CU Inc.	Since 2000	Audit
Round Tables	4 of 4	100%			
Audit	5 of 5	100%			
GOCOM [3] [7]	1 of 1	100%			
Risk Review (Chair)	2 of 2	100%			

Securities Held:[4] [5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	16,498	Class A non-voting	4,500
Class II Voting	0	Class B common	0



Nancy C. Southern

Age: 50
Calgary, AB Canada
Director Since: 1989
Not Independent[1]
Meets share ownership guidelines[2]

Nancy Southern was appointed President & Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited on January 1, 2003. Previously, she was Co-Chairman & Chief Executive Officer from 2000 until 2003, Deputy Chief Executive Officer from 1998 until 2000, and Deputy Chairman from 1996 until 1998. Ms. Southern has full responsibility for executing strategic direction and the on-going operations of the Corporation, reporting to the Board of Directors. She is currently a director of Canadian Utilities Limited and serves on the Boards of all the ATCO Group subsidiary companies. She is also a director of the Bank of Montreal, Shell Canada Limited, AKITA Drilling Ltd., and Sentgraf Enterprises Ltd. Ms. Southern is a member of The Business Council, a U.S. based association of Chief Executive Officers representing a broad range of global businesses.

Board/Committee Membership:	Attendance:		Other Public Board/Committee Memberships:		
			Company	Term	Committees
Board of Directors	8 of 8	100%	AKITA Drilling Ltd.	Since 1992	-
Strategy Conference[6]	1 of 1	100%	Canadian Utilities Limited	Since 1990	-
Round Tables	4 of 4	100%	Bank of Montreal	Since 1996	Risk Review
			CU Inc.	Since 1999	-
			Shell Canada Ltd.	Since 2001	Health, Safety, Environment & Social Responsibility (Chair) Nominating and Governance

Securities Held:[4] [5]

ATCO Ltd.		Canadian Utilities Limited	
Class I Non-Voting	65,495	Class A non-voting	1,850
Class II Voting	21,300	Class B common	2,500



Ronald D. Southern, C.B.E., C.C., LL.D.

Age: 76
Calgary, AB Canada
Director Since: 1963
Not Independent[1]
Meets share ownership guidelines[2]

Ron Southern is Chairman of the Board of ATCO Ltd. and Canadian Utilities Limited. Together with his late father, S.D. Southern, Mr. Southern founded ATCO Group in 1947 and served as ATCO's President for 48 years. He is credited with transforming the Corporation to what it is today — a corporation with assets of $7.4 billion and employing more than 7,000 people. Mr. Southern also serves as Chairman of Sentgraf Enterprises Ltd. and Deputy Chairman of AKITA Drilling Ltd. Some of Mr. Southern's many distinctions include: Companion of the Order of Canada, 2007, Commander of the Order of the British Empire, 1995, Officer of the Order of the Orange-Nassau, 2006.

Board/Committee Membership:	**Attendance:**		**Other Public Board/Committee Memberships:** [9]		
			Company	Term	Committees
Board of Directors	7 of 8	88%	AKITA Drilling Ltd. (Deputy Chair)	Since 1992	-
Strategy Conference[6]	1 of 1	100%	Canadian Utilities Limited (Chair)	Since 1977	-
Round Tables	4 of 4	100%	CU Inc. (Chair)	Since 1999	-

Securities Held:[4] [5]

ATCO Ltd. [8]		**Canadian Utilities Limited**	
Class I Non-Voting	12,098,326	Class A non-voting	256,104
Class II Voting	5,725,760	Class B common	144,804
		Series Q Second Preferred	20,000
		Series W Second Preferred	320,000
		Series X Second Preferred	120,000



Lodewijk C. van Wachem, K.B.E.

Age: 75
Wassenaar, Netherlands
Director Since: 1993
Independent[1]
Meets share ownership guidelines[2]

Mr. van Wachem is currently Chairman of the Board of Global Crossing and Nedlloyd Holding BV. He graduated from Delft University of Technology in the Netherlands and joined the Royal Dutch/Shell Group in 1953, working in Latin America, Africa, the Far East and Europe. He became a director of Royal Dutch Shell Group in 1977, President in 1982 and Chairman of the Committee of Managing Directors in 1985. He served in that capacity until 1992, when he was appointed Chairman of the Supervisory Board of the Royal Dutch Petroleum Company and he held this position until July 2002. Mr. van Wachem was the Chairman of the Supervisory Board of Royal Philips Electronics N.V. and Chairman of the Board of Zurich Financial Services until April 2005. Mr. van Wachem holds the following distinctions: Knight, Order of the Netherlands Lion, 1981; Commander, Order of Orange-Nassau, 1990; Hon. KBE 1988 (Hon. CBE 1977); Hon. Citizen of Singapore, 2004.

Board/Committee Membership:	**Attendance:**		**Other Public Board/Committee Memberships:**		
			Company	Term	Committees
Board of Directors	6 of 8	75%	Global Crossing Limited (Chair)	Since 2003	Nominating and Corporate Governance
Strategy Conference[6]	1 of 1	100%			
Round Tables	3 of 4	75%			
Special Committee	1 of 1	100%			

Securities Held:[4] [5]

ATCO Ltd.		**Canadian Utilities Limited**	
Class I Non-Voting	51,404	Class A non-voting	4,000
Class II Voting	0	Class B common	0



Charles W. Wilson

Age: 67
Evergreen, CO, USA
Director Since: 2002
Independent[1]
Meets share ownership guidelines[2]

Mr. Wilson is Lead Director for the Board of ATCO Ltd. Mr. Wilson is a former President, Chief Executive Officer and director of Shell Canada Limited and a former President and director of Shell Investments Limited (Canada). Mr. Wilson graduated from the University of New Mexico with his Master of Science in Engineering and held several senior executive positions in refining and marketing, chemical, oil & gas production and corporate planning during his career at Shell.

Board/Committee Membership:	**Attendance:**		**Other Public Board/Committee Memberships:**		
			Company	Term	Committees
Board of Directors	7 of 8	88%	AKITA Drilling Ltd.	Since 2002	GOCOM[3]
Strategy Conference[6]	1 of 1	100%	Canadian Utilities Limited	Since 2000	Audit Risk Review
Round Tables	4 of 4	100%	Big Rock Brewery Income Trust	Since 1999	Corporate Governance
Audit	5 of 5	100%	Talisman Energy Inc.	Since 2002	Audit Executive Reserves
GOCOM[3]	4 of 4	100%			
Risk Review	2 of 2	100%			

Securities Held:[4] [5]

ATCO Ltd.		**Canadian Utilities Limited**	
Class I Non-Voting	8,497	Class A non-voting	10,500
Class II Voting	0	Class B common	0

(1) "Independent" refers to the determination of whether a director is independent as that term is defined in Multilateral Instrument 52-110 *Audit Committees*. See Schedule A, Corporate Governance Disclosure, Section 1.
(2) Within five years of being appointed to the Board of the Corporation, directors should directly or indirectly own shares of the Corporation having an aggregate fair market value of at least $150,000. This ownership is to be maintained for the duration the director remains on the Board.
(3) Corporate Governance - Nomination, Compensation and Succession Committee.
(4) The number of shares beneficially owned, or over which control or direction is exercised by the director, as of March 1, 2007.
(5) The information as to shares beneficially owned or controlled has been furnished by the nominees.
(6) The directors annually attend a comprehensive four to five day strategy conference.
(7) H.M. Neldner was appointed to GOCOM effective August 2006.
(8) An associate of R.D. Southern, other than Sentgraf Enterprises Ltd., owns 3,296 Class I Non-Voting and 1,648 Class II Voting Shares of the Corporation. Shares held by this associate are not included in the shareholdings of R.D. Southern.
(9) Canadian Airlines Corporation filed for protection under the Companies' Creditors Arrangement Act within one year after R.D. Southern resigned as a director.

Compensation of Directors

The following table sets forth the annual retainers and attendance fees paid to members of the Board during 2006:

Directors' Remuneration	**($)**
Annual Retainers	
Director	110,000
Chairman of the Board [1]	250,000
Vice Chairman of the Board	50,000
Lead Director	30,000
Audit Committee Chairman [2]	15,000
Audit Committee Members	5,000
Corporate Governance - Nomination, Compensation and Succession Committee Chairman	5,000
Risk Review Committee Chairman	5,000
Meeting Fees	
Board Meeting, Strategy, Round Table, and Briefing Session	2,000
Meeting for routine administrative matters where nature of discussion is brief	800
Committee Meeting	800

(1) The Chairman of the Board's consolidated annual retainer for the ATCO Group was $250,000, of which $27,500, or 11%, was paid by ATCO Ltd. and $222,500, or 89%, was paid by Canadian Utilities Limited.
(2) Effective July 1, 2006, the Audit Committee Chairman's annual retainer was increased from $10,000 to $15,000.

Fees Paid to Individual Directors

The following table summarizes the cash compensation that was paid to the non-employee directors of the Corporation for the fiscal year ended December 31, 2006:

Name	Director Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fee[5] ($)	Committee Attendance Fee[5] ($)	Other Fees[5] [6] ($)	Total Fees Paid ($)
W.L. Britton	160,000[1]	5,000	-	10,934	2,200	9,666	187,800
B.P. Collomb	123,475[2]	-	-	4,000	-	4,000	131,475
B.P. Drummond	110,000	12,500	-	11,400	6,400	8,800	149,100
B.K. French	110,000	-	5,000	10,934	5,867	14,266	146,067
D.F. Mazankowski	110,000	-	-	10,800	-	18,400	139,200
H.M. Neldner	110,000	5,000	5,000	10,934	2,667	10,666	144,267
R.D. Southern	250,000[3]	-	-	-	-	-	250,000
L.C. van Wachem	123,475[2]	-	-	8,800	-	14,800	147,075
C.W. Wilson	140,000[4]	-	5,000	9,067	6,600	7,667	168,334
Total	1,236,950	22,500	15,000	76,869	23,734	88,265	1,463,318

(1) Includes retainer for Vice Chairman of the Board.
(2) B.P. Collomb and L.C. van Wachem are paid the director retainer in U.S. dollars.
(3) The Chairman of the Board's consolidated annual retainer for the ATCO Group was $250,000, of which $27,500, or 11%, was paid by ATCO Ltd. and $222,500, or 89%, was paid by Canadian Utilities Limited.
(4) Includes retainer for Lead Director.
(5) Directors are paid $2,000 for each regularly scheduled meeting of the Board. For other Board and committee meetings, the directors are paid a maximum fee of up to $2,000 per day. For the directors that are on the board and committees of both ATCO Ltd. and Canadian Utilities Limited the fees are shared proportionately when meetings are held on the same day.
(6) Includes fees for attendance at the annual strategy conference, round tables, briefing sessions, business group board meetings, designated audit director meetings and ad hoc committee meetings, as applicable.

Effective January 1, 2006, a minimum of $20,000 of a director's annual retainer must be paid in Class I Non-Voting Shares of the Corporation. Directors have the option of receiving up to 50% of their annual retainer in Class I Non-Voting Shares.

In addition to regular Board and committee meetings, the directors participate in an annual strategy conference and round table and briefing sessions. During 2006 four round tables and one briefing session were held.

From time to time, the Board forms ad hoc committees to undertake special initiatives. The chairman and members of any such ad hoc committees receive such fees as may be determined when any such ad hoc committees are appointed. A special committee was established to ensure a fair market valuation was used in relation to a non-arm's length transaction. D.F. Mazankowski and L.C. van Wachem were members of the Committee and were each paid a retainer of $800.

Directors are reimbursed for travel and other expenses incurred for attendance at Board and committee meetings. Directors who are full-time salaried employees of the Corporation receive no remuneration for serving as a director.

Directors are eligible to receive grants of options and share appreciation rights under the Corporation's long-term incentive plans. There were no grants of options or share appreciation rights to non-employee directors in 2006.

Directors who are not employees of the Corporation exercised options and share appreciation rights during the year. The following table summarizes the number of securities acquired on exercise and the aggregate dollar value realized. All of the exercised options and share appreciation rights were granted in 1997 and were due to expire on January 1, 2007.

	ATCO Ltd.		Canadian Utilities Limited	
Name	Securities Acquired on Exercise (1) (#)	Aggregate Value Realized ($)	Securities Acquired on Exercise (1) (#)	Aggregate Value Realized ($)
W.L. Britton	20,000 (2)	614,000	28,000 (3)	784,280
B.P. Drummond	40,000 (4)	1,181,051	Nil	Nil
D.F. Mazankowski	Nil	Nil	24,000 (5)	610,840
H.M. Neldner	15,000 (6)	416,250	8,000 (7)	200,922
R.D. Southern	222,000 (8)	6,618,120	194,400 (9)	5,281,056

(1) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(2) Represents the exercise of 20,000 options to acquire Class I Non-Voting Shares of the Corporation.
(3) Represents the exercise of 14,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 14,000 share appreciation rights of Canadian Utilities Limited.
(4) Represents the exercise of 20,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 20,000 share appreciation rights of the Corporation.
(5) Represents the exercise of 10,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 14,000 share appreciation rights of Canadian Utilities Limited.
(6) Represents the exercise of 5,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 10,000 share appreciation rights of the Corporation.
(7) Represents the exercise of 4,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 4,000 share appreciation rights of Canadian Utilities Limited.
(8) Represents the exercise of 150,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 72,000 share appreciation rights of the Corporation.
(9) Represents the exercise of 127,200 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 67,200 share appreciation rights of Canadian Utilities Limited.

D.F. Mazankowski, a director of the Corporation, has a consulting arrangement with Canadian Utilities Limited, a subsidiary of the Corporation. D.F. Mazankowski received $50,000 in 2006 pursuant to this arrangement.

The Corporation has undertaken to provide certain non-employee directors with a one-time retiring allowance calculated in accordance with the following table.

Years of Service	Multiple of Annual Retainer
0 to 5	1
6 to 10	2
11 to 15	3
16 to 20	4
21 to 25	5
26 to 30	6
31 to 35	7
36 to 40	8

During 2006, no retiring allowances were paid.

Board Committees

The Board of the Corporation has four committees: the Audit Committee, Corporate Governance - Nomination, Compensation and Succession Committee, Risk Review Committee and Crisis Management Committee. The Board annually appoints committee members and reviews and approves the committee

mandates. The Corporation does not have an executive committee. In addition, from time to time, ad hoc committees of the Board are appointed to consider matters such as related party transactions and other issues of importance to the Board and the Corporation.

Director	Board Committees			
	Audit	GOCOM	Risk Review	Crisis Management
W.L. Britton		X		X
B.P. Drummond	X	X	X	
B.K. French	X	X	X	X
H.M. Neldner	X	X	X	
C.W. Wilson	X	X	X	

Audit Committee

Chairman: B.P. Drummond

The Audit Committee is comprised of four members. Each member is independent and financially literate within the meaning of these terms as defined in Multilateral Instrument 52-110 *Audit Committees*. The Committee held five meetings in 2006 and the Chairman of the Committee reports regularly to the Board of Directors. The Committee recommends to the Board of Directors the external auditor fees and the reappointment of the external auditor. In addition the Committee reviews, and recommends to the Board of Directors, the annual financial statements, including management's discussion and analysis, the annual information form and the annual earnings press release. The Committee also is responsible for ensuring procedures have been established for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, auditing matters, fraud or theft and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, fraud or theft.

The Committee is directly responsible for:

- Overseeing the work of the external auditor
- Pre-approving all non-audit services
- Reviewing and approving the interim financial statements, management's discussion and analysis and earnings press releases
- Ensuring adequate procedures are in place for the review and disclosure of financial information
- Ensuring the Corporation has implemented appropriate systems of internal control over financial reporting and that these systems are operating effectively
- Ensuring the internal audit function has been effectively carried out and the internal auditors have adequate resources
- Reviewing and approving the Corporation's hiring policies regarding partners, employees and former partners and employees of the external auditor
- Reviewing annually the adequacy of the Committee mandate.

The Audit Committee mandate is disclosed in the Corporation's annual information form and is also available on the Corporation's website at www.atco.com.

Corporate Governance - Nomination, Compensation and Succession Committee

Chairman: W.L. Britton

The Corporate Governance – Nomination, Compensation and Succession Committee ("GOCOM") has five members and one member of the Committee is not independent. The Committee held four meetings in 2006 with two of the meetings several days in length. The Committee Chairman provides regular reports

to the Board of Directors. The responsibilities of GOCOM are outlined on page 14 and the full mandate of this Committee is available on the Corporation's website at www.atco.com.

Risk Review Committee

Chairman: H.M. Neldner

The Risk Review Committee is comprised of four members. The Committee held two meetings in 2006 and the Chairman of the Committee reports regularly to the Board of Directors. The Committee reviews risks that are identified as being significant to the Corporation as well as significant risks of its subsidiaries and is responsible for ensuring identified risks are appropriately addressed. The Committee also is responsible for ensuring there are adequate processes, policies, procedures and means to manage and mitigate identified risks. The Risk Review Committee mandate is available on the Corporation's website at www.atco.com.

Crisis Management Committee

Chairman: W.L. Britton

The Crisis Management Committee has five members and is comprised of senior officers and directors of the Corporation. The Committee met three times in 2006. This committee is responsible for the monitoring of an effective response to crisis situations which may affect the Corporation's employees, business affairs, the environment or the public. The Crisis Management Committee mandate is available on the Corporation's website at www.atco.com.

Directors' and Officers' Liability Insurance

The Corporation and its affiliates have purchased insurance with an annual aggregate limit of $175,000,000 for such corporations and their directors and officers. The premium paid by the Corporation in the financial year ended December 31, 2006, was $1,019,000. No part of the premium was paid by a director or officer. The Corporation is responsible for the first $1,000,000 of any loss and there is no deductible in respect of claims against any director or officer.

APPOINTMENT OF AUDITOR

The persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

Auditor's Fees

The aggregate fees incurred by the Corporation and its subsidiaries for professional services provided by PricewaterhouseCoopers LLP in 2006 and 2005 were as follows ($ millions):

	2006	2005
Audit	$1.7	$1.7
Audit Related	0.1	0.2
Tax	0.4	0.4
	$2.2	$2.3

Representatives of PricewaterhouseCoopers LLP are planning to attend the meeting and will be available to respond to appropriate questions.

AMENDMENTS TO STOCK OPTION PLAN

The Corporation has a stock option plan (the "Plan") under which options are granted to reward sustainable profitable growth. For more information regarding the Plan, refer to "Long-Term Incentive Plans – Stock Options and Share Appreciation Rights" on page 17. Management believes that it would be in the best interests of the Corporation to amend the Plan as described in the following paragraphs. The Board has approved these amendments, subject to the approval of the shareholders and the Toronto Stock Exchange (the "TSX").

New General Amendment Provisions

In certain circumstances, the TSX now allows issuers to amend security-based compensation arrangements such as stock option plans without the need for shareholder approval if the text of the plan includes a detailed amendment procedure that was specifically disclosed to shareholders at the time the plan was approved.

TSX-listed issuers have until June 30, 2007, to amend their compensation plans to include detailed amendment procedures. The TSX has strongly recommended that issuers introduce new amending provisions to their compensation plans at their next meeting of shareholders in order to obtain the requisite approval for the new amendment procedure.

Management proposes to change the Plan amendment provisions to provide the Board with the broadest scope of amendment powers permitted by the TSX, including the power to make fundamental amendments to the Plan without shareholder approval, except in cases where the TSX requires shareholder approval in any event. Management believes that this will position the Corporation to respond promptly in the future to changing industry and market compensation practices by enabling it to make TSX-permitted amendments to the Plan. The proposed amendment reads as follows:

"The Board may, at any time, suspend or terminate the Plan. The Board may also at any time, without shareholder approval, add to or repeal any of the terms of the Plan or any Options and, without limiting the generality of the foregoing, may make the following changes, deletions, revisions or amendments ("amendments"):

(a) any amendment to the vesting provisions of the Plan or any Option;

(b) any amendment to the termination provisions of the Plan or any Option, provided that such amendment does not entail an extension beyond the expiry date of the Option as provided for in Sections 9 and 14;

(c) any amendment to the persons eligible to receive Options or otherwise relating to the eligibility of anyone to receive Options other than an amendment which would have the potential of broadening or increasing insider participation;

(d) any amendment with respect to the method or manner of exercise of any Option;

(e) any amendment of a "housekeeping" nature; and

(f) any other amendment that under the rules of the TSX (or such other stock exchange on which the Shares may be listed) does not require shareholder approval;

provided that no such addition, repeal, or amendment shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under the Plan without such Participant's consent.

This Section 21 is intended to provide the Board with the broadest scope of amendment powers permitted by the rules of the TSX (or such other stock exchange on which the Shares may be listed), as such rules may be amended from time to time."

Blackout Periods

The extension of an option is considered by the TSX to be an amendment to a plan that requires shareholder approval, however, the term of an option that expires during or shortly after a blackout period can be extended for up to five to ten business days after the expiry of the blackout period if the plan contains a provision permitting such extension. A proposed amendment to permit such extensions reads as follows:

"Notwithstanding Section 9, if the Option Period of an Option expires during or within ten (10) business days after a blackout period imposed by the Corporation under the ATCO Group Insider Trading Policy ("Blackout Period"), then the Option Period of such Option shall be extended to the date which is ten (10) business days after the last day of the Blackout Period, after which time such Option shall expire and terminate."

Miscellaneous

The foregoing amendments to the Plan will not become effective unless they are approved by the shareholders of the Corporation. Shareholders will be asked to pass a resolution approving the amendments. The resolution requires approval by a simple majority of the votes cast with respect thereto at the Meeting.

SECTION 3 EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

Composition of the Corporate Governance - Nomination, Compensation and Succession Committee

The members of the Corporate Governance - Nomination, Compensation and Succession Committee of the Board of Directors ("GOCOM") are W.L. Britton (Chairman), H.M. Neldner (Deputy Chairman), B.P. Drummond, B.K. French and C.W. Wilson.

The Committee reviews and determines the overall compensation program for all officers of the Corporation and its subsidiaries including salary, bonuses, and long-term incentives. GOCOM reviews the mandates of the Board and its Committees on an annual basis, is responsible for the disclosure of corporate governance practices as described in Schedule A of this circular and disclosure respecting compensation and the basis on which performance is measured. The Committee also assesses the effectiveness of the Board, reviews the size and composition of the Board, and considers persons as nominees for directors.

Executive Compensation Principles and Program Objectives

ATCO's group-wide compensation philosophy is to provide "competitive pay for competitive performance". This philosophy is designed to closely align the interests of executives and shareholders, and to support the continued success of the Corporation. GOCOM approves the compensation principles and objectives that ensure the achievement of this approach.

Compensation Principles

The Corporation's compensation principles are as follows:

1. Establish total compensation target levels (the sum of base salary, short-term incentives and long-term incentives) at the median of the relevant comparator markets. Compensation can be increased to deliver pay above the median when corporate and individual performance exceeds expectations in terms of year-over-year growth and relative performance as measured against the relevant comparator markets.

2. Utilize relevant peer industries and companies that are comprised from general industry, the utility industry and that may be national or Alberta based. Companies are either of a similar size and scope of operations or the data is adjusted to reflect the appropriate size and scope through linear regression analysis. Comparator company data is obtained from the Towers Perrin National Compensation Database, the Towers Perrin Energy Survey, the Mercer Benchmark Database, and the Mercer Petroleum Survey.

3. Provide a significant portion of total direct compensation based on corporate and individual performance which is to be paid in the event that prescribed targets are met or exceeded.

4. Establish the value of pensions, benefits and perquisites at the market median of the relevant comparator markets.

Compensation Objectives

The objectives of the Corporation's compensation plan are as follows:

1. Attract, retain, and align to the Corporation's business objectives, talented executives in a highly competitive business environment.

2. Evaluate each executive officer position, from Vice President to Chief Executive Officer, on the following factors and provide a base salary based on:

   - the individual's demonstrated ability to perform the role
   - skill and competency requirements
   - level of responsibility, and
   - market value of the role.

3. Compensate executives in a way that creates sustained shareholder value by:

   - ensuring all executives have an "at risk" component of total compensation that reflects their ability to influence business outcomes and financial performance
   - linking short-term incentives to prudent corporate performance and paying in the event that prescribed targets and objectives are met or exceeded
   - aligning the performance of the executive to the strategic plan of the Corporation, and
   - linking long-term incentives to sustainable profitable growth.

Independent Advice

GOCOM may engage independent compensation consultants to undertake market competitive compensation analysis of executive positions, to provide information on current market practices, and to provide advice in the development of new or revision of existing elements of the executive compensation programs.

GOCOM Decision-Making Criteria

GOCOM reviews each individual executive's total compensation annually, taking into consideration several factors. GOCOM reviews market data that shows how the executive is paid in relationship to the market median (50th percentile) for base salary, short-term incentives and long-term incentives (Total Direct Compensation or "TDC"). This analysis provides an understanding of each element of compensation and the amount of adjustment required to reach the market median. Market competitiveness is also combined with other factors in considering pay adjustments; these factors include:

- the executive's demonstrated performance through delivery of results,
- the executive's demonstrated alignment to the values and direction of the Corporation, and
- the executive's ability to develop and mentor other high-potential employees.

GOCOM considers these factors in totality, together with any other considerations that are determined to be relevant, in making its compensation decisions.

Executive Compensation Program Elements

Executive compensation consists of three main elements: base salary, short-term incentives (bonus), and long-term incentives (stock options and share appreciation rights). The percentage of total direct compensation for each element is aligned with the executive's responsibilities and ability to influence business results. The target incentive amount for short-term and long-term incentives varies with an executive's performance and level of responsibility and is considered in conjunction with regular reviews of competitive practice.

The three main elements of executive compensation are described below:

1. *Base Salary*

The relative levels of base salary for the executive officers are based on the accountabilities and responsibilities of each executive's position and market practices. Base salaries are reviewed annually and compared against similar positions in the comparator group of companies. In addition, the Committee may make adjustments in an individual's salary during the year based on changes in the executive's responsibilities.

2. *Short-Term Incentive Plan - Bonus*

The short-term incentive plan rewards executives based on a percentage of the officer's salary, for the achievement of predetermined strategic, operational and financial performance targets as well as individual performance objectives.

2.1 *Performance Measures*

Financial, operational and individual performance measures are set each year. Operational measures are based on operational metrics at the business unit level, which reinforce the importance of operating efficiency, safety goals and other metrics that are relevant to the business unit. Financial targets are set by GOCOM each year, with a range of performance measures from threshold to target for each company. The final measure is the individual performance of the executive in contributing to the achievement of the Corporation's goals.

2.2 *Short-Term Incentive Payouts*

Based on the achievement of 2006 performance targets, bonuses were awarded to our named executive officers as shown in the summary compensation table on page 18.

3. *Long-Term Incentive Plans – Stock Options and Share Appreciation Rights*

The long-term incentive plans are designed to reward sustainable profitable growth. GOCOM awards stock options and share appreciation rights on an ad-hoc basis in conjunction with an analysis of each executive's total compensation package and individual performance.

The Corporation is authorized to grant options to purchase 5,100,000 Class I Non-Voting Shares (9.90% of the number of outstanding Class I Non-Voting Shares). At December 31, 2006, options to purchase 4,129,000 Class I Non-Voting Shares (8.02% of the number of outstanding Class I Non-Voting Shares) had been granted, of which 1,876,700 had been exercised, 891,700 had been settled by paying the in-the-money amount without issuing any shares and 68,200 had been cancelled.

Long-Term Incentive Plan Specific Terms

GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted options to purchase Class I Non-Voting Shares at an exercise price equal to the weighted average of the trading price of the shares on the TSX for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period are determined at the time of grant. Options are not assignable and cannot be converted into share appreciation rights. Options terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years.

Share Appreciation Rights Plan

In addition to the stock option plan, the Corporation has a share appreciation rights plan. GOCOM may designate directors, officers and key employees of the Corporation and its subsidiaries to be granted share appreciation rights based on the Class I Non-Voting Shares. The vesting provisions and exercise period, which cannot exceed ten years, are determined at the time of grant. The holder is entitled on exercise to receive a cash payment from the Corporation equal to any increase in the market price of the Class I Non-Voting Shares over the base value of the share appreciation rights exercised. The base value is equal to the weighted average of the trading price of the Class I Non-Voting Shares on the TSX for the five trading days immediately preceding the date of grant. Rights are not assignable and terminate on the earlier of their expiration or 90 days after a participant ceases to be a director, officer or employee for any reason other than death, disability or retirement, in which case they terminate after two years.

Canadian Utilities Limited Stock Option Plan and Share Appreciation Rights Plan

Canadian Utilities Limited has a stock option plan under which 6,400,000 Class A non-voting shares are reserved for issuance in respect of options. The terms and conditions of the Canadian Utilities Limited stock option plan are the same as those of the Corporation's plan. Canadian Utilities Limited also has a share appreciation rights plan similar to the Corporation's plan.

Summary Compensation Table

The summary compensation table (page 18) sets out information concerning the compensation during the last three fiscal years of the Chief Executive Officer and the Chief Financial Officer of the Corporation and the three other executive officers of the Corporation and its subsidiaries employed at December 31, 2006, who had the highest individual aggregate salary and bonuses during 2006 (the "Named Executive Officers"). This information reflects all compensation received by the Named Executive Officers from the Corporation and its subsidiaries, including without limitation Canadian Utilities Limited and all of its subsidiaries, for their services as executive officers in all capacities.

Consolidated Total Compensation of Named Executive Officers

N.C. Southern, K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth also served in 2006 in similar senior executive positions with Canadian Utilities Limited, a subsidiary of the Corporation. The salary and bonus

amounts for these officers of ATCO Ltd. and Canadian Utilities Limited are determined annually on a consolidated basis.

These officers do not receive separate salaries or bonuses for serving both corporations. The amounts reported in this circular reflect the total compensation provided to these officers for their contribution to both corporations, and the expense is apportioned between ATCO Ltd. and Canadian Utilities Limited.

Formula for Apportionment of Salaries of Named Executive Officers

ATCO Ltd.'s share of the consolidated amount of total compensation is based on a number of considerations, including:

- the portion of the Corporation's consolidated assets that ATCO Ltd.'s assets represent (other than Canadian Utilities Limited)
- the estimated portion of each executive officer's time anticipated to be spent performing services as an executive officer of ATCO Ltd. and its subsidiaries other than Canadian Utilities Limited and its subsidiaries, and
- decisions of the Alberta Energy and Utilities Board.

For 2006, ATCO Ltd. paid 11% (11% in 2004 and 2005) of the consolidated salary and bonus amounts set out in the following table and Canadian Utilities Limited paid 89% (89% in 2004 and 2005) of these amounts.

Summary Compensation Table – Consolidated ATCO Ltd. and Canadian Utilities Limited

Name and Principal Occupation [(1)]	Year Ended Dec 31	Salary [(2)] ($)	Bonus [(2)] ($)	Other Annual Compensation [(3)] ($)	Securities Under Options/SARs Granted [(4)(5)] (#)	All Other Compensation ($)
N.C. Southern President & Chief Executive Officer	2006 2005 2004	1,000,000[(2)] 1,000,000[(2)] 850,000[(2)]	1,000,000[(2)] 1,000,000[(2)] Nil[(2)]	Nil Nil Nil	100,000/Nil 400,000/400,000 Nil/60,000	10,000[(6)] Nil Nil
K.M. Watson Senior Vice President & Chief Financial Officer	2006 2005 2004	330,000[(2)] 300,000[(2)] 245,833[(2)]	345,000[(2)] 370,000[(2)] Nil[(2)]	Nil Nil Nil	10,000/10,000 Nil/Nil Nil/10,000	1,200[(6)] Nil Nil
M.M. Shaw Managing Director, Global Enterprises	2006 2005 2004	440,000[(2)] 420,000[(2)] 400,000[(2)]	440,000[(2)] 560,000[(2)] Nil[(2)]	Nil Nil Nil	10,000/10,000 Nil/Nil Nil/20,000	23,200[(7)] 18,000[(8)] 16,500[(8)]
S.W. Kiefer Managing Director, Utilities & Chief Information Officer	2006 2005 2004	440,000[(2)] 390,000[(2)] 350,000[(2)]	440,000[(2)] 440,000[(2)] 100,000[(2)]	Nil Nil Nil	20,000/10,000 Nil/Nil Nil/20,000	3,900[(6)] Nil Nil
S.R. Werth Senior Vice President & Chief Administration Officer	2006 2005 2004	325,000[(2)] 310,000[(2)] 290,000[(2)]	340,000[(2)] 360,000[(2)] Nil[(2)]	Nil Nil Nil	10,000/10,000 Nil/Nil Nil/10,000	600[(6)] Nil Nil

(1) All Named Executive Officers hold the same offices for both ATCO Ltd. and Canadian Utilities Limited.
(2) The amounts shown under salary and bonus reflect the total consolidated salary and bonus of the Named Executive Officers of which 11% was paid by ATCO Ltd. and 89% was paid by Canadian Utilities Limited in 2006. This also applies to amounts shown for prior years.
(3) The value of perquisites and other personal benefits received by each Named Executive Officer was less than the lesser of $50,000 and 10% of the total of his or her annual salary and bonus and therefore is reported as nil in accordance with National Instrument 51-102.
(4) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(5) Represents the aggregate number of options and SARs granted by the Corporation and Canadian Utilities Limited.
(6) Represents the employer contribution to the Employee Share Purchase Plan.
(7) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension ($19,000) and the amount of the employer contribution to the Employee Share Purchase Plan ($4,200).
(8) Represents the amount contributed by Canadian Utilities Limited to M.M. Shaw's defined contribution pension.

Amendments to the Stock Option Plan

Since January 1, 2006, the Board of Directors of the Corporation has approved the following amendments to the stock option plan deemed to be of a housekeeping nature only and not requiring shareholder approval:

(a) clarification of participant's status and rights;
(b) expansion of the definition of "change of control" to include a provision that conversion into a trust would not constitute a change of control;
(c) removal of the ten-year limit on the duration of options;
(d) removal of the five-percent limit on grants to any one participant; and
(e) addition of a provision that limits the number of securities issued to insiders within any one-year period and the number of securities issuable to insiders at any time under the stock option plan and any other security based compensation arrangements to ten percent of the Corporation's issued and outstanding securities.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Options)
Equity compensation plans approved by shareholders			
ATCO Ltd.	1,292,400	$22.71	1,039,200
Canadian Utilities Limited	1,208,000	$25.12	2,626,800

Option/SAR Grants During 2006

The following table sets out the individual grants of options to purchase or acquire securities of the Corporation or any of its subsidiaries and share appreciation rights ("SARs") made during 2006 to the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2006 (%)	Exercise Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N.C. Southern					
ATCO Ltd.	50,000/Nil [1]	47/0	40.34	40.34	January 2, 2016
Canadian Utilities Limited	50,000/Nil [2]	42/0	43.56	43.56	January 2, 2016
K.M. Watson					
ATCO Ltd.	5,000/5,000 [1]	5/13	40.34	40.34	January 2, 2016
Canadian Utilities Limited	5,000/5,000 [2]	4/13	43.56	43.56	January 2, 2016
M.M. Shaw					
ATCO Ltd.	5,000/5,000 [1]	5/13	40.34	40.34	January 2, 2016
Canadian Utilities Limited	5,000/5,000 [2]	4/13	43.56	43.56	January 2, 2016
S.W. Kiefer					
ATCO Ltd.	10,000/5,000 [1]	9/13	40.34	40.34	January 2, 2016
Canadian Utilities Limited	10,000/5,000 [2]	8/13	43.56	43.56	January 2, 2016
S.R. Werth					
ATCO Ltd.	5,000/5,000 [1]	5/13	40.34	40.34	January 2, 2016
Canadian Utilities Limited	5,000/5,000 [2]	4/13	43.56	43.56	January 2, 2016

(1) Stock options and share appreciation rights based on Class I Non-Voting Shares of the Corporation which vest as to 20% annually on each of the first five anniversaries of the date of grant.
(2) Stock options and share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited which vest as to 20% annually on each of the first five anniversaries of the date of grant.

Aggregated Option/SAR Exercises During 2006 and Year-End Option/SAR Values

The following table sets out information regarding the exercise of options and SARs during 2006 by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs on an aggregate basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2006 [1]		Value of Unexercised In-the-Money Options/SARs at December 31, 2006[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
N.C. Southern	100,000 [6] 70,000 [7]	2,119,200 836,790	242,000 [2] 30,000 [3] 164,000 [4] Nil [5]	218,000 [2] 190,000 [3] 218,000 [4] 190,000 [5]	7,162,060 [2] 834,420 [3] 3,856,360 [4] Nil [5]	4,128,940 [2] 4,221,430 [3] 3,180,700 [4] 3,395,560 [5]
K.M. Watson	10,600 [8] 9,300 [9]	316,904 210,054	9,900 [2] 4,400 [3] 12,600 [4] 4,400 [5]	6,600 [2] 9,600 [3] 6,600 [4] 9,600 [5]	302,212 [2] 121,862 [3] 322,938 [4] 89,720 [5]	95,838 [2] 175,383 [3] 55,770 [4] 111,780 [5]
M.M. Shaw	4,000 [10] 12,000 [11]	128,460 343,020	27,500 [2] 22,000 [3] 27,500 [4] 22,000 [5]	13,000 [2] 23,000 [3] 13,000 [4] 23,000 [5]	846,630 [2] 622,300 [3] 693,405 [4] 467,530 [5]	279,390 [2] 553,200 [3] 195,450 [4] 394,770 [5]
S.W. Kiefer	16,000 [12] 16,000 [13]	430,500 325,360	34,500 [2] 4,000 [3] 30,000 [4] 4,000 [5]	14,000 [2] 19,000 [3] 14,000 [4] 19,000 [5]	1,089,350 [2] 106,060 [3] 739,300 [4] 74,680 [5]	214,620 [2] 438,480 [3] 129,000 [4] 307,470 [5]
S.R. Werth	Nil	Nil	18,400 [2] 4,400 [3] 22,400 [4] 14,400 [5]	6,600 [2] 9,600 [3] 6,600 [4] 9,600 [5]	566,372 [2] 121,862 [3] 552,830 [4] 335,970 [5]	95,838 [2] 175,383 [3] 55,770 [4] 111,780 [5]

(1) Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.
(2) Options to acquire Class I Non-Voting Shares of the Corporation.
(3) Share appreciation rights based on Class I Non-Voting Shares of the Corporation.
(4) Options to acquire Class A non-voting shares of Canadian Utilities Limited.
(5) Share appreciation rights based on Class A non-voting shares of Canadian Utilities Limited.
(6) Represents the exercise of 60,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 40,000 share appreciation rights of the Corporation.
(7) Represents the exercise of 70,000 share appreciation rights of Canadian Utilities Limited.
(8) Represents the exercise of 6,600 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 4,000 share appreciation rights of the Corporation.
(9) Represents the exercise of 3,300 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 6,000 share appreciation rights of Canadian Utilities Limited.
(10) Represents the exercise of 2,000 options to acquire Class I Non-Voting Shares of the Corporation and the exercise of 2,000 share appreciation rights of the Corporation.
(11) Represents the exercise of 6,000 options to acquire Class A non-voting shares of Canadian Utilities Limited and the exercise of 6,000 share appreciation rights of Canadian Utilities Limited.
(12) Represents the exercise of 16,000 share appreciation rights of the Corporation.
(13) Represents the exercise of 16,000 share appreciation rights of Canadian Utilities Limited.

Pension and Retirement Arrangements

Canadian Utilities Pension Plan

The Named Executive Officers participate in The Retirement Plan for Employees of Canadian Utilities Limited and Participating Companies (the "CU Plan"). The CU Plan is comprised of two components: defined benefit ("DB") and defined contribution ("DC"). The DC component was introduced on January 1, 1997; existing DB members were provided the option to remain in the DB component or to move to the DC component. N.C. Southern, K.M. Watson, S.W. Kiefer and S.R. Werth participate in the DB component; M.M. Shaw participates in the DC component. Participation in both the DB and DC components is non-contributory for the Named Executive Officers.

Canadian Utilities Limited has undertaken to provide K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth with pensions under a supplemental arrangement to compensate for limitations on DB pension benefits or on DC pension contributions imposed by the Income Tax Act. This supplemental pension allows the company to provide retirement income that is relative to their final earnings level and ensures market competitiveness. The supplemental arrangements are not funded. Benefits accrued under the supplemental arrangement use the same formula as the underlying DB registered pension plan. Service for the supplemental arrangement is capped at 35 years. The supplemental arrangement, when included with the pension payable under the CU Plan, the estimated Canada Pension Plan ("CPP") integration amount, and any amounts payable under pension plans or supplemental arrangements of the affiliates of Canadian Utilities Limited, provides a pension based on 2% of the average of the highest five consecutive years of salary, excluding bonuses, multiplied by the number of years of credited service, up to a maximum of 35 years. Under this Plan, an executive may be entitled to receive a pension of up to 70% of the average of the highest five years of salary.

ATCO Structures Inc. Pension Plan

M.M. Shaw is an inactive participant in the Retirement Plan for Salaried Employees of ATCO Structures Inc. and Participating Companies (the "ASI Plan" and collectively with the CU Plan, the "Plans"), with accrued years of credited service of seven years, and is entitled to estimated annual pension benefits of $14,778. M.M. Shaw ceased accruing further credited service under the ASI Plan on April 1, 1991.

ATCO Structures Inc. has undertaken to provide M.M. Shaw with a pension under a supplemental arrangement which, when included with the pension payable under the ASI Plan, the estimated CPP integration amount, and the CU Plan, provides a pension based on 2% of the average of the highest five consecutive years of salary, excluding bonuses, multiplied by the number of years of credited service, up to a maximum of 35 years.

Pension Plan Table

The following table sets forth the annual pension payable to K.M. Watson, M.M. Shaw, S.W. Kiefer and S.R. Werth at normal retirement age 65, inclusive of all registered pension plans and supplemental arrangements and the estimated CPP integration amount based on 2% of the average of the highest five consecutive years of salary, excluding bonuses, multiplied by the number of years of credited service up to a maximum of 35 years. The benefit is payable for the participant's lifetime and provides their spouse with a survivor benefit of at least 60% of the monthly payment. Pension benefits may be indexed on an ad hoc basis.

Remuneration	**Years of Service**				
$	**15**	**20**	**25**	**30**	**35**
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

For purposes of the supplemental arrangement, the calculation of annual pension payable assumes that the amount payable under the CU Plan is the same regardless of whether a participant elects the DB or DC provisions of the CU Plan. For participants of the DC provisions, the actual pension payable at retirement will vary depending on the value of their investment account at retirement.

Years of credited service under the Plans as at December 31, 2006

Named Executive Officer	Credited Service
N.C. Southern	11.00
K.M. Watson	28.75
M.M. Shaw	27.00
S.W. Kiefer	23.00
S.R. Werth	25.67

Compensation of the Chief Executive Officer

GOCOM reviews and determines annually the total direct compensation of the Chief Executive Officer on the basis of achievement of the strategic, operational and financial performance of the Corporation.

1. *Base salary*

Base salary is provided to compensate the Chief Executive Officer for performing the requirements and achieving the goals of the Corporation. Base salary is determined by reviewing competitive market data for the role, and the performance assessment by GOCOM. Base salary is reviewed annually and approved by GOCOM.

2. *Short-Term Incentive*

The short-term incentive plan rewards the Chief Executive Officer, based on a percentage of salary, for the achievement of predetermined strategic, operational and financial performance related to ATCO Group and for individual performance.

GOCOM may also award discretionary bonuses to reward Executive Officers for their contribution to especially notable accomplishments.

3. *Long-Term Incentives*

The long-term incentive rewards to the Chief Executive Officer are based on her ability to achieve sustainable profitable growth for shareholders of the Corporation. Information on the base salary and short and long-term incentive award decisions for Ms. Southern and the other Named Executive Officers made by GOCOM can be found in the Summary Compensation Table.

Employment Agreement for N.C. Southern, President & Chief Executive Officer

Term of Agreement

The Corporation has an employment agreement with N.C. Southern extending to February 1, 2008, and continuing from year to year thereafter. The amount of salary and the value of benefits paid in 2006 under this agreement have been included in the Summary Compensation Table on page 18.

Termination of Agreement

Employment of the executive officer may be terminated by the Corporation on notice equal to the greater of two years and the remaining term of the agreement or payment in lieu of notice, and may be terminated by the executive officer on 90 days notice.

Retiring Allowance

Pursuant to her employment agreement with the Corporation, N.C. Southern is eligible upon retirement to receive a pension of 70% of the average of the highest five years of income, including salary and bonuses, during the last ten years of employment prior to retirement.

The pension payable to N.C. Southern under her employment agreement is inclusive of the pension payable under the CU Plan. The benefit is payable for Ms. Southern's lifetime and provides her spouse with a survivor benefit of at least 60% of the monthly payment. Pension benefits may be indexed on an ad hoc basis.

Disability and Life Insurance

N.C. Southern's employment agreement provides for the payment of certain benefits upon the death or total disability of the executive officer prior to retirement or termination. The amount of such benefits is based on the executive officer's salary and is determined in accordance with formulas that take into account amounts payable to the executive officer under the group life insurance policies and disability income programs of the Corporation.

Submitted by the Corporate Governance - Nomination, Compensation and Succession Committee of the Board of Directors.

W.L. Britton, Chairman
H.M. Neldner, Deputy Chairman
B.P. Drummond
B.K. French
C.W. Wilson

SECTION 4 OTHER INFORMATION

PERFORMANCE GRAPH

The graph below compares the five-year cumulative return on the Class I Non-Voting Shares and Class II Voting Shares of the Corporation (assuming reinvestment of dividends) with the cumulative total return of the S&P/TSX Composite Index.

Five Year Total Return on $100 Investment



$250
$200
$150
$100
$50

	2001	2002	2003	2004	2005	2006
Class I Non-Voting	100	94	108	135	193	243
Class II Voting	100	94	108	133	189	241
S&P/TSX Composite	100	88	111	127	158	185

Figures have been adjusted to reflect the two-for-one stock split by way of stock dividend paid on September 15, 2005.

CORPORATE GOVERNANCE

The Board of the Corporation views effective corporate governance as an essential element for the ongoing well-being of the Corporation and its shareholders. The Corporation strives to ensure that its corporate governance practices provide for effective stewardship of the Corporation and evaluates its practices on an ongoing basis. The corporate governance disclosure for the Corporation is attached to this management proxy circular as Schedule A. Additional information regarding the Corporation's Board of Directors and its committees is set forth below.

The Board generally meets seven times a year and additionally during the year as the need arises. The frequency and length of meetings and the nature of agenda items depend upon the circumstances. Meetings are generally lengthy, detailed and well attended, and are conducted in an atmosphere which encourages participation and independence. In addition to regularly scheduled Board and committee meetings, the directors annually attend a comprehensive four to five day strategy session. Round table discussion sessions and director briefings are also held throughout the year. Each director's meeting attendance is disclosed on Pages 3 through 8. The Board mandate, attached to this proxy circular as Schedule B, outlines the roles and responsibilities of the Board. The mandate is also available on the Corporation's website at www.atco.com.

The Corporation's operations are conducted through its principal operating subsidiaries, and each subsidiary is assigned to one of four business group boards: Power Generation, Utilities, Energy Services & Technologies and Industrials & Logistics. Directors of the Corporation may sit on a business group board, and there are nine other outside directors who are not directors of the Corporation. These individuals provide independent advice regarding the operations of the principal operating subsidiaries within their business groups and gain experience with respect to the roles and responsibilities of public company directors.

The Corporation is the successor to a corporation which commenced business in 1947 and was founded by R.D. Southern and his father, Mr. S.D. Southern. As a founder of the Corporation and a significant shareholder, R.D. Southern is closely identified with the Corporation by industry participants, the investment community and the Corporation's shareholders. The Corporation's business approach, strategies, practices and culture have developed and evolved under Mr. Southern's leadership.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Information regarding the business of the Corporation is provided in the Corporation's annual information form dated February 21, 2007. Financial information is provided in the Corporation's comparative consolidated financial statements and the management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2006. Copies of these documents and the Corporation's interim financial statements and additional copies of this management proxy circular may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

Corporate information, including our privacy commitment, is also available on the Corporation's website: www.atco.com.

DATED at Calgary, Alberta, this 1st day of March, 2007.

P. Spruin
Corporate Secretary

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SCHEDULE A CORPORATE GOVERNANCE DISCLOSURE UNDER NATIONAL INSTRUMENT 58-101

Disclosure Requirement	ATCO Corporate Governance Practices
1. **Board of Directors**	
(a) Disclose the identity of directors who are independent.	The following directors are independent as that term is defined in section 1.4 of Multilateral Instrument 52-110 *Audit Committees*: B.P. Collomb B.P. Drummond B.K. French Rt. Hon. D.F. Mazankowski H.M. Neldner L.C. van Wachem C.W. Wilson
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	N.C. Southern, R.D. Southern and W.L. Britton are not independent because they are considered to have a material relationship with the issuer. N.C. Southern is the President & Chief Executive Officer of the Corporation (the "CEO"). R.D. Southern is the Chairman of the Board. W.L. Britton is the Vice Chairman of the Board.
(c) Disclose whether or not a majority of directors is independent. If a majority of directors is not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.	A majority of the directors is independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are also directors of the issuers set out beneath their respective names below: **W.L. Britton** ▪ AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ Canadian Utilities Limited (TSX), Chairman of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ CU Inc. ▪ Forest Oil Corp. (NYSE), member of the Nominating & Corporate Governance Committee

Disclosure Requirement	ATCO Corporate Governance Practices
	B.P. Collomb ▪ Lafarge S.A. (Euronext, NYSE), Chairman ▪ TOTAL S.A. (Euronext, NYSE) **B.P. Drummond** ▪ Canadian Utilities Limited (TSX), member of the Pension Fund and Corporate Governance - Nomination, Compensation and Succession Committees **B.K. French** ▪ Canadian Utilities Limited (TSX), Chairman of the Audit Committee and member of the Risk Review Committee ▪ CU Inc., Chairman of the Audit Committee **Rt. Hon. D.F. Mazankowski** ▪ Canadian Oil Sands Limited (TSX), member of the Corporate Governance & Compensation Committee ▪ Power Corporation of Canada (TSX), member of the Executive Committee ▪ Power Financial Corporation, including subsidiaries Great-West Lifeco Inc. and IGM Financial Inc. (TSX), member of the Executive Committees of Great-West Lifeco Inc. and IGM Financial Inc. and the Audit Committee of IGM Financial Inc. ▪ Shaw Communications Inc. (TSX, NYSE), Lead Director and Chairman of the Corporate Governance & Nominating Committee ▪ Weyerhaeuser Co. (TSX, NYSE), member of the International Committee ▪ Yellow Pages Group Co. (TSX), member of the Human Resources and Compensation Committees **H.M. Neldner** ▪ Canadian Utilities Limited (TSX), Chairman of the Risk Review and Pension Fund Committees, a member of the Audit Committee and Deputy Chairman of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ CU Inc., member of the Audit Committee

Disclosure Requirement	ATCO Corporate Governance Practices
	N.C. Southern ▪ AKITA Drilling Ltd. (TSX) ▪ Canadian Utilities Limited (TSX) ▪ Bank of Montreal (TSX, NYSE), member of the Risk Review Committee ▪ CU Inc. ▪ Shell Canada Ltd. (TSX), Chairman of the Health, Safety, Environment & Social Responsibility Committee and a member of the Nominating and Governance Committee **R.D. Southern** ▪ AKITA Drilling Ltd. (TSX), Deputy Chairman of the Board ▪ Canadian Utilities Limited (TSX), Chairman of the Board ▪ CU Inc., Chairman of the Board **L.C. van Wachem** ▪ Global Crossing Limited (NASDAQ), Chairman of the Board and a member of the Nominating and Corporate Governance Committee **C.W. Wilson** ▪ AKITA Drilling Ltd. (TSX), member of the Corporate Governance - Nomination, Compensation and Succession Committee ▪ Canadian Utilities Limited (TSX), member of the Audit and Risk Review Committees ▪ Big Rock Brewery Income Trust (TSX), member of the Corporate Governance Committee ▪ Talisman Energy Inc. (TSX, NYSE), member of the Audit, Executive and Reserves Committees
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	In-camera meetings with independent directors are scheduled at each of the main board meetings. In 2006, independent directors had four in-camera meetings. Directors are entitled to request through the Lead Director additional meetings at any time.

Disclosure Requirement	ATCO Corporate Governance Practices
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	R.D. Southern, the Chairman of the Board, is not an independent director. The Corporation's Lead Director, C.W. Wilson, is independent. The primary function of the Lead Director is to provide independent leadership to ensure the Board of Directors (the "Board") functions independently of management of the Corporation. The position description for the Lead Director is available on the Corporation's website at www.atco.com.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The attendance record of each director at Board, committee and other relevant meetings is disclosed on pages 3 through 8.
2. **Board Mandate**	
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Schedule B and is also available on the Corporation's website at www.atco.com. The Corporation's Corporate Governance - Nomination, Compensation and Succession Committee ("GOCOM") is responsible for reviewing the mandates of the Board and its committees on an annual basis and recommending to the Board such amendments to those mandates as GOCOM believes are necessary or desirable.
3. **Position Descriptions**	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has approved written position descriptions for the Chairman of the Board and the chair of each Board committee. The position descriptions are reviewed annually by GOCOM. Copies of these descriptions are available on the Corporation's website at www.atco.com.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board has approved a written position description for the CEO. The position description is reviewed annually by GOCOM and is available on the Corporation's website at www.atco.com.

Disclosure Requirement	ATCO Corporate Governance Practices
4. **Orientation and Continuing Education**	
(a) Briefly describe what measures the board takes to orient new directors regarding: (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.	New directors attend a briefing with the Chairman of the Board and the Vice Chairman of the Board in addition to attending comprehensive meetings at which they receive briefings on all aspects of the nature and operation of the Corporation's business by senior management of the Corporation and its subsidiaries. New directors are also provided with a manual which contains information about each of the Business Groups, organization structure, by-laws, Board and committee mandates and corporate policies, including the Corporation's Code of Ethics and Disclosure Policy.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Directors, together with senior management, attend an annual four to five day strategy conference which has been held consecutively since 1968. At these sessions, the Board receives detailed briefings on the business activities of the Corporation and its subsidiaries as well as other pertinent information required for directors to fulfill their obligations. Visits to various operating sites are also arranged for directors. In addition, directors attend and participate in seminars and other continuing education programs. Outside experts are brought in as required to provide directors with ongoing education on general and/or specific subject matters. The Corporation's business group boards provide continuing education for current directors and serve as a "training ground" for potential future directors of the Corporation.
5. **Ethical Business Conduct**	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Ethics (the "Code"), which is subject to periodic review and revision to ensure it is in line with best practices.

Disclosure Requirement	ATCO Corporate Governance Practices
(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code may be obtained upon request from the Corporate Secretary of the Corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6. The Code is also available on the Corporation's website at www.atco.com and on the SEDAR website at www.sedar.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	A copy of the Code has been provided to each director, officer and employee of the Corporation and each such person is required to acknowledge annually that he or she has read the Code and disclosed any transactions or matters of potential conflict. Similarly, copies of the Code will be provided to each new director, officer and employee of the Corporation, and each such person shall acknowledge that he or she has read the Code before commencing activities as a director, officer or employee, as the case may be.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	No material change reports have been filed by the Corporation since January 1, 2006 relating to a director's or executive officer's departure from the Code. Further, no waivers of the Code have ever been granted to any director, officer or other employee of the Corporation.
(b) Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Directors who have, or may be reasonably perceived to have, a personal interest in a transaction or agreement being contemplated by the Corporation are required to declare such interest at any directors' meeting where the matter is being considered and are requested to leave the meeting during discussion on such matter and abstain from voting.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board encourages and promotes a culture of ethical business conduct by expecting each director, all officers and management to act in a manner that exemplifies ethical business conduct. This expectation sets the tone for all employees of the Corporation. The Corporation strives to ensure that prospective employees are of good character.

Disclosure Requirement	ATCO Corporate Governance Practices
6. **Nomination of Directors**	
(a) Describe the process by which the board identifies new candidates for board nomination.	GOCOM is responsible for, among other things, identifying and recommending potential candidates for nomination to the Board. The identification of potential Board members is undertaken with a view to ensuring overall diversity of experience, backgrounds, skills and geographic representation of Board members. GOCOM receives advice from the Board respecting individuals best suited to serve as directors, and maintains its own standing list of appropriate candidates for directorships.
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	One of the five members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective nomination process. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	GOCOM is responsible for reviewing the size and composition of the Board from time to time and for considering persons as nominees for directors for the approval of the Board and election by the shareholders. The responsibilities of GOCOM can be found in its mandate which is available on the Corporation's website at www.atco.com.
7. **Compensation**	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	GOCOM is responsible for assessing the compensation of directors and officers and making recommendations to the Board. GOCOM reviews director compensation from time to time to determine whether such compensation is appropriate for the responsibilities, time commitment and risks assumed by the directors. GOCOM reviews officer compensation annually against information from other corporations and published data, and from time to time retains independent compensation consultants to undertake market comparisons and provide advice on developing appropriate compensation programs. Please refer to pages 14 to 23 of the management proxy circular for details of the executive compensation structure and policies.

Disclosure Requirement	ATCO Corporate Governance Practices
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	One of the five members of GOCOM is not independent. GOCOM conducts its business on the basis of majority approval which encourages an objective process for determining compensation. Should a conflict be identified, the non-independent member would excuse himself from the meeting and abstain from voting.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	GOCOM annually reviews and determines executive compensation packages for the senior officers of the Corporation and its wholly owned subsidiaries, including salary, short-term incentives, stock options or awards, share appreciation rights and other incentives. The performance and development profile for each high-potential employee and officer is reviewed by GOCOM in conjunction with the Corporation's succession planning process. GOCOM also reviews and recommends directors' compensation from time to time, as appropriate. In addition, GOCOM prepares and reviews public or regulatory disclosure respecting compensation and the basis on which performance is measured. GOCOM has the authority to retain and compensate any outside advisor as it determines necessary to permit it to carry out its duties.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Towers Perrin, independent consultants, were engaged to undertake market comparisons, gather information on competitive compensation practices and to provide advice on developing appropriate compensation programs for the Corporation's executive officers. In addition, Towers Perrin performs other consulting services in the areas of benefits and administration.
8. **Other Board Committees**	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board's other standing committees are the Risk Review Committee and the Crisis Management Committee. The responsibilities of these committees, together with GOCOM and the Audit Committee, can be found in their mandates which are available on the Corporation's website at www.atco.com.

Disclosure Requirement	ATCO Corporate Governance Practices
9. **Assessments**	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board, its committees and its individual directors are assessed at least annually with respect to effectiveness and contribution. This function is facilitated by GOCOM, which provides its conclusions to the Chairman of the Board.

Note: Copies of position descriptions and mandates noted herein as being available on the Corporation's website may also be obtained on request from the Corporate Secretary.

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Specific Duties

The Board's specific duties, obligations and responsibilities fall into the following categories:

1. Legal Requirements

(a) The Board has oversight responsibility for the Corporation's satisfaction of its legal obligations and for properly preparing, approving and maintaining the Corporation's documents and records.

(b) The Board has the statutory obligation to

(i) supervise the management of the business and affairs of the Corporation,

(ii) act honestly and in good faith with a view to the best interests of the Corporation,

(iii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and

(iv) act in accordance with its obligations contained in the *Business Corporations Act* (Alberta) and the regulations thereunder, the Corporation's articles and by-laws, and other relevant legislation and regulations.

(c) The Board has the statutory obligation to consider certain matters as a board of directors. The Board may not delegate to management or to a committee of the Board the authority to

(i) submit to the shareholders any question or matter requiring the approval of the shareholders,

(ii) fill a vacancy among the directors or in the office of auditor,

(iii) issue securities except in the manner and on the terms authorized by the Board,

(iv) declare dividends,

(v) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the Board,

(vi) pay a commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for shares of the Corporation,

(vii) approve any management proxy circular relating to a solicitation of proxies by or on behalf of management of the Corporation,

(viii) approve any take-over bid circular or directors' circular,

(ix) approve any annual financial statements of the Corporation, or

(x) adopt, amend or repeal by-laws.

2. *Independence*

The Board is responsible for implementing appropriate structures and procedures to permit the Board to function independently of management.

3. *Strategic Planning*

The Board is responsible for ensuring that there are long-term goals and a strategic planning process in place for the Corporation and participating with management directly or through its committees in approving the strategic plan by which the Corporation proposes to achieve its goals.

4. *Risk Management*

The Board is responsible for understanding the principal risks of the business in which the Corporation is engaged, achieving a proper balance between risks incurred and the potential return to shareholders, and confirming that there are systems in place that effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

5. *Appointment, Training and Monitoring of Senior Management*

The Board is responsible for

(a) appointing the CEO of the Corporation, monitoring and assessing the CEO's performance, determining the CEO's compensation, and providing advice and counsel to the CEO in the execution of the CEO's duties,

(b) approving the appointment and remuneration of all officers of the Corporation, and

(c) confirming that adequate provision has been made for the training and development of management and for the orderly succession of management.

6. *Reporting and Communication*

The Board is responsible for

(a) verifying that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with its shareholders, other interested parties and the public generally,

(b) verifying that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis,

(c) verifying that the Corporation's financial results are reported fairly and in accordance with generally accepted accounting principles,

(d) verifying the timely reporting of any other developments that have a significant and material effect on the value of the Corporation, and

(e) reporting annually to shareholders on the Board's stewardship of the affairs of the Corporation for the preceding year.

7. *Monitoring and Acting*

The Board is responsible for

(a) verifying that the Corporation operates at all times within applicable laws and regulations to the highest ethical and moral standards,

(b) approving and monitoring compliance with the significant policies and procedures by which the Corporation is operated,

(c) verifying that the Corporation sets high environmental standards in its operations and is in compliance with environmental laws and legislation,

(d) verifying that the Corporation has in place appropriate programs and policies for the health and safety of its employees in the workplace,

(e) monitoring the Corporation's progress toward its goals and objectives and revising and altering its direction through management in response to changing circumstances,

(f) taking action when the Corporation's performance falls short of its goals and objectives or when other special circumstances warrant,

(g) verifying that the Corporation has implemented adequate disclosure controls and procedures and internal control and information systems,

(h) ensuring that the Board receives from senior management on a timely basis the information and input required to enable the Board to effectively perform its duties,

(i) adopting a written code of business conduct and ethics and monitoring compliance with the code, and

(j) conducting and acting upon annual assessments and evaluations of the Board, committees of the Board and individual directors.

8. *Other*

The Board may perform any other activities consistent with this mandate, the Corporation's articles and by-laws, and any other governing laws, as the Board deems necessary or appropriate.

SCHEDULE C QUESTIONS AND ANSWERS ON VOTING AND PROXIES

The information contained in the following questions and answers is similar to that provided in Section 1 of the management proxy circular. This format is designed as additional guidance to help a shareholder in determining how to vote. A flow chart is also included that outlines the differences if you are voting as a registered or non-registered shareholder. Any further questions may be directed to our transfer agent, CIBC Mellon Trust Company, by mail at:

CIBC Mellon Trust Company
P.O. Box 721
Agincourt, ON
M1S 0A1

or by telephone:

Within Canada and the U.S.:
1 (800) 387-0825

In the Toronto area, or from any other country:
(416) 643-5500

A Glossary is included as Schedule D for your convenience. You may wish to review the Glossary prior to reading the following questions and their answers.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of Class II Voting Shares of ATCO Ltd. as of the close of business on March 21, 2007. Each Class II Voting Share entitles its holder to one vote.

Q. How many shareholders are required to constitute a quorum at the meeting?

A. The Corporation's by-laws provide that a quorum will be two persons present and holding or representing by proxy five percent of the shares entitled to vote at the meeting.

Q. What am I voting on?

A. You are voting on the following business matters that are to be addressed at the annual meeting:

- the election of the directors;
- the appointment of the auditor;
- the approval of amendments to the stock option plan;
- such other business as may properly come before the meeting or any adjournment thereof.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the annual meeting in person and are eligible to vote, you may vote on such matters as you choose.

If you have properly completed and returned a form of proxy, the person named in the form of proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the notice of the annual meeting, and on other matters which may properly come before the annual meeting.

Q. Who is soliciting my proxy?

A. The management of ATCO Ltd. is soliciting your proxy.

Q. How do I vote?

A. If you are a **registered shareholder**, you may vote in one of the following ways:

- in person at the annual meeting;
- by properly completing and signing the enclosed form of proxy appointing the named persons or some other person you choose to represent you as proxyholder and vote your shares at the annual meeting, and returning it in the enclosed prepaid envelope;
- by faxing both sides of your properly completed form of proxy to CIBC Mellon at 1-866-781-3111 (from within Canada and the U.S.) or (416) 368-2502 (from outside North America);
- by telephone using the following toll free number – 1-866-271-1207 – and following the voice prompts. You will need to enter the 13 digit Control Number located in the left-hand corner

on the reverse of the form of proxy mailed to you in order to enter your voting instructions;

- via the internet by accessing www.eproxyvoting.com/atco and following the prompts. You will need to enter your 13 digit Control Number located in the left-hand corner on the reverse of the form of proxy mailed to you in order to enter your voting instructions.

If you are a **non-registered shareholder** and your shares are held in the name of a nominee (usually a bank, broker, or trust company) you will have received a request for voting instructions from your nominee. If you wish to vote in person at the annual meeting, insert your own name in the space provided on the voting instruction form and return it by following the instructions provided. Please register with the Corporation's transfer agent, CIBC Mellon, upon arrival at the annual meeting. If you do not intend to attend the annual meeting in person, follow the instructions on your voting instruction form to vote by telephone, internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided.

Q. Who votes my shares and how will they be voted if I return a form of proxy?

A. By properly completing and returning a form of proxy, you are authorizing R. D. Southern, Chairman of the Board, or failing him, N.C. Southern, President & Chief Executive Officer, to attend the annual meeting and to vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted as you instruct in the form of proxy. If you properly complete and return your form of proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit.

If neither you nor your proxyholder gives specific instructions, your shares will be voted as follows:

- **FOR the election as directors of those nominees set out in the management proxy circular;**
- **FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation; and**
- **FOR the approval of the amendments to the stock option plan.**

Q. Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my shares?

A. Yes, you have the right to appoint another person of your choice, who need not be a shareholder, to attend and act on your behalf at the annual meeting. If you wish to appoint a person other than those named in the enclosed form of proxy, then draw a line through the printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided. This can also be accomplished via the internet.

It is important for you to ensure that any other person you appoint as your proxyholder will attend the annual meeting and is aware that his or her appointment has been made to vote your shares. Proxyholders should, on arrival at the annual meeting, present themselves to a representative of CIBC Mellon.

Q. Who may sign the form of proxy?

A. For a shareholder who is an individual, the form of proxy may be signed either by the individual or by his or her authorized attorney. In the case of a shareholder which is a body corporate or an association, the form of proxy must be signed by a duly authorized officer or by an authorized attorney. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. An authorized person(s) of a partnership should sign in the partnership name.

Q. What if my shares are registered in more than one name or in the name of a company?

A. If the shares are registered in more than one name, all those persons in whose name the shares are registered must sign the form of proxy. If the shares are registered in the name of a company or any name other than your own, you should provide documentation that proves you are authorized to sign the form of proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact CIBC Mellon prior to submitting your proxy.

Q. Where do I send my form of proxy?

A. Please return your properly completed form of proxy to our transfer agent in the postage paid envelope provided or mail it to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1. Alternatively, you may fax both sides of your completed proxy to (416) 368-2502 or 1-866-781-3111 (toll free within Canada and the U.S.).

Q. What is the deadline for submitting my form of proxy?

A. To be effective your form of proxy must be received by CIBC Mellon before 5:00 p.m. Eastern Daylight Time on May 8, 2007.

Q. Can I change my mind once I have submitted my proxy to the Corporation?

A. Yes, if you complete another form of proxy prior to the submission deadline, the later-dated form of proxy will replace the one submitted earlier.

If you are a **registered shareholder**, you can revoke your proxy by stating clearly, in writing, that you want to revoke your proxy. This statement should be delivered:

- To the Corporation's Secretary by mail at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6, or by fax at (403) 292-7623 at any time up to and including the last business day preceding the day of the annual meeting or any adjournment thereof;
- To the Chairman of the annual meeting prior to the commencement of the meeting on the day of the meeting or any adjournment thereof.

If you are a **non-registered shareholder**, you should contact your nominee for instructions to revoke your proxy.

Q. How many shares are entitled to vote?

A. As of the date of the management proxy circular, there were 6,940,018 Class II Voting Shares outstanding. Each registered shareholder has one vote for each voting share of ATCO Ltd. held at the close of business on March 21, 2007.

Q. What if ownership of shares has been transferred after March 21, 2007?

A. The person who acquired such shares after March 21, 2007 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask ATCO Ltd. that his or her name be included in the list of shareholders in order to be entitled to vote such shares at the annual meeting. ATCO Ltd. requires that proof of share ownership be provided to the Corporate Secretary of ATCO Ltd. at 1400 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6 no later than 5:00 p.m. (MDT) on April 30, 2007.

SHAREHOLDER VOTING PROCESS



Beneficial/Non-registered Shareholder
(holds shares with a brokerage firm as a client)
Registered Shareholder
(holds a physical share certificate)
BROKERAGE FIRM
(keeps records of clients and holdings)
CIBC MELLON TRUST COMPANY
(keeps records of Registered Shareholders)
Provides information to Automatic Data Processing Inc. (ADP) who forwards the Voting Instruction Form and meeting materials to Beneficial/Non-registered Shareholders
Forwards Form of Proxy and meeting materials to Registered Shareholders
Beneficial/Non-registered Shareholder votes in one of two ways
Registered Shareholder votes in one of three ways
Beneficial/ Non-registered Shareholder completes Voting Instruction Form with voting preferences and returns to ADP
Beneficial/ Non-registered Shareholder completes Voting Instruction Form appointing a Proxyholder to vote in person at the annual meeting and returns to ADP
Registered Shareholder completes Form of Proxy and returns to CIBC Mellon via mail, fax, phone or internet
Registered Shareholder completes Form of Proxy appointing a Proxyholder to vote in person at the annual meeting
Registered Shareholder attends annual meeting and votes in person
ADP tabulates voting preferences and provides report of voting direction and Proxyholder appointments to CIBC Mellon
CIBC Mellon as scrutineer for the annual meeting tabulates all votes and reports results to the Chairman

SCHEDULE D GLOSSARY

Acronyms

CPP
Canada Pension Plan

DB
Defined Benefit

DC
Defined Contribution

GOCOM
Corporate Governance - Nomination, Compensation and Succession Committee

NEO
Named Executive Officer

SAR
Share Appreciation Right

SEDAR
System for Electronic Document Analysis and Retrieval

TDC
Total Direct Compensation

TSX
Toronto Stock Exchange

At Risk

At risk is the amount of money that is invested in the shares of the Corporation that is exposed to the possibility of loss.

Ballot

A ballot is a formal record of a vote taken at the meeting.

Comparator Markets

Comparator markets are comprised of General Industry and Utility/Alberta companies of similar size and scope of operations.

Discretionary Authority

If you are not attending the meeting in person, the individual you appoint on your proxy to vote your shares will have the authority to vote at his or her discretion on matters that are not specifically set out in the notice of meeting as well as on any variations to the matters that are set out in the notice of meeting.

Exercise Price

The price fixed by the Board at the time that an option is granted. The price is the weighted average of the trading price of the Class I Non-Voting Shares on the TSX for the five trading days immediately preceding the date of the grant.

Form of Proxy

If you are a shareholder of the Corporation, either a form of proxy (for registered shareholders) or a voting instruction form ("VIF") (for non-registered shareholders) will be included with your management proxy circular. A form of proxy or VIF allows you to appoint another person to vote your shares for you in the event that you are unable to attend the annual meeting. A form of proxy or VIF denotes the business that is to be acted upon at the annual meeting of shareholders.

Named Executive Officer

Named Executive Officer or "NEO" means the following individuals: the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the company's three other most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year or any additional individuals for whom disclosure would have been provided except that they were not serving as an officer at the end of the most recently completed year.

Nominee

Your shares will be held by a nominee if you are a non-registered shareholder. A nominee may be your stockbroker, your bank, or a trust company.

Non-Registered Shareholder

You are a non-registered shareholder if your shares are not held in your own name, but in the name of a Nominee such as your bank, broker or trust company.

Option

Through the stock option plan, individuals are awarded options to purchase non-voting shares of the Corporation at a future date at a particular price.

Proxyholder

A proxyholder is the person you appoint to attend, speak at, vote and otherwise act at the annual meeting on your behalf. If you choose to specify how you want your shares voted on a particular matter, your proxyholder is obligated to vote your shares that way. If you do not choose to specify how you want your shares to be voted, your proxyholder has discretionary authority to vote your shares in any manner he or she wishes.

Record Date

The Corporation is required by the Alberta *Business Corporations Act* to establish a record date that is no fewer than 21 days and no more than 50 days before the annual meeting date. The record date is established for the purpose of determining which shareholders are entitled to receive notice of the annual meeting of shareholders or the shareholders that are entitled to vote at the annual meeting of shareholders. March 21, 2007 is the record date that has been established for the 2007 annual meeting of shareholders.

Registered Office of the Corporation

The registered office of ATCO Ltd. is 1600 ATCO Centre, 909 - 11th Avenue S.W., Calgary, Alberta, T2R 1N6.

Registered Shareholder

You are a registered shareholder if your shares are held in your name. You will usually have a paper share certificate denoting your ownership of the shares.

Revocation of Proxy

If you submit your proxy and subsequently change your mind, you must replace your original proxy with a later-dated instruction (either in the form of a new proxy or a letter).

S&P/TSX Composite Index

The S&P/TSX Composite Index is currently a list of the 271 largest companies on the TSX as measured by market capitalization.

SEDAR

SEDAR stands for System for Electronic Document Analysis and Retrieval and www.sedar.com is the official site that provides access to most public securities documents and information filed by public companies with the Canadian Securities Administrators.

Share Appreciation Rights

Through the share appreciation rights plan, individuals are awarded share appreciation rights or "SARs" which allow the individual the right to receive a payment in cash equal to the appreciation in the company's shares over a specified period.

Stock Dividend/Split

A stock dividend by way of a stock split is an increase in the number of outstanding shares of a company, such that the proportionate equity of each shareholder remains the same.

Solicitation of Proxies

Proxy solicitation is the process of acquiring votes and support for the matters to be voted on.

Voting Instruction Form

If you are a non-registered shareholder, you will receive a voting instruction form or "VIF" rather than a form of proxy. The VIF will be included with your management proxy circular. A VIF allows you to appoint another person or company to vote your shares for you in the event that you are unable to attend the annual meeting. A VIF denotes the business that is to be acted upon at the annual meeting of shareholders.

ATCO Ltd.

0, 909 – 11th Avenue SW
algary, Alberta T2R 1N6

lephone: (403) 292-750
Fax: (403) 292-7623

www.atco.com

ATCO
GROUP